Coca-Cola®

CREATING NEW VALUE

THE COCA-COLA COMPANY 2002 ANNUAL REPORT


HERE.

AND EVERYWHERE.

For The Coca-Cola Company, 2002 was a decisive year in our drive to create value. You can see the evidence in our new products and our familiar brands, in breakthrough packaging and fresh approaches to our consumers. You can see it in our broadening geographic reach and deepening partnerships. And you can see it in our commitment to the communities in which we do business. Renewed innovation and reinvigorated execution are leading The Coca-Cola Company to a new era of growth and enduring economic value.

FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31, *(in millions except per share data, ratios and percentages)*	2002	2001	PERCENT CHANGE
Net operating revenues	**$ 19,564**	$ 17,545	12
Operating income *(includes $373 in 2002 and $0 in 2001 related to the impact of the adoption of the fair value method of accounting for stock-based compensation)*	**$ 5,458**	$ 5,352	2
Net income before cumulative effect of accounting change	**$ 3,976**	$ 3,979	—
Net income	**$ 3,050**	$ 3,969	(23)
Net income per share before cumulative effect of accounting change (basic and diluted)	**$ 1.60**	$ 1.60	—
Net income per share (basic and diluted)	**$ 1.23**[1]	$ 1.60[2]	(23)
Net cash provided by operating activities	**$ 4,742**	$ 4,110	15
Dividends paid	**$ (1,987)**	$ (1,791)	11
Share repurchase activity	**$ (707)**	$ (277)	155
Return on capital	**24.5%**	26.6%	
Return on common equity	**34.3%**	38.5%	
Unit case sales *(in billions)*			
International operations	**13.1**	12.5	5
North America operations	**5.6**	5.3	6
Worldwide	**18.7**	17.8	5

[1] 2002 basic and diluted net income per share includes the following items: $.37 per share decrease after income taxes related to the cumulative effect of a change in accounting principle resulting from the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets"; $.11 per share decrease after income taxes related to the impact of the adoption of the fair value method of accounting for stock-based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation"; $.06 per share decrease after income taxes primarily related to the write-down of our investments in Latin America; and $.01 per share decrease after income taxes related to the Company's share of charges taken by certain investees in Latin America. These items are partially offset by $.01 per share increase after income taxes related to our Company's share of a gain recognized by an investee in Latin America, Cervejarias Kaiser S.A.

[2] 2001 basic and diluted net income per share includes a noncash gain of $.02 per share after taxes, which was recognized on the issuance of stock by Coca-Cola Enterprises Inc., one of our equity investees.

New Value is Taking Shape



DEAR SHARE OWNERS: **Last year, I made a simple assertion: When the brands, employees and bottling partners of The Coca-Cola Company are working together, we are an unbeatable team. We were successful in doing just that in 2002, as evidenced by our financial and operational performance.**

The Coca-Cola Company in 2002 achieved worldwide unit case volume growth of 5 percent, nearly 950 million incremental unit cases. Excluding volume associated with the brands acquired during 2002, our growth rate was 4.5 percent. Cash from operations was a record $4.7 billion, a 15 percent increase over 2001. After investing activities, we generated $3.6 billion of cash flow in 2002, a 22 percent increase. Reported earnings per share were $1.23 after a reduction of $0.54 resulting from accounting changes and several other items, including $0.11 per share impact from stock option expense. Throughout the year, we outpaced the rest of the industry in each of the major beverage categories in nearly every key global market.

Our results this past year were very encouraging, and were achieved in spite of a challenging global economic and political environment. However, one of the hallmarks of The Coca-Cola Company throughout its 117-year history is the belief that we can never be satisfied with our performance, and that we must always aspire to what we have yet to achieve.

To better realize opportunities for growth in 2002, I focused the Company on: 1) profitable diversification and expansion of our range of products while advancing our core brands; 2) improving working relationships with our bottling partners around the world; 3) building an integrated team operating with heightened focus on corporate governance and financial transparency.

I can report steady progress in all three areas. Further, there are countless opportunities to expand our current brands and to create new ways to connect with even more consumers. Our challenge is to ensure that we do so, by building on our accomplishments, and executing our strategy.

Building Brands, Expanding our Family of Brands

In 2002, Coca-Cola—the world's most popular brand—regained its marketplace momentum in North America. Now, that same excitement is building around the globe. Supported by strategic investment and innovation, brand Coca-Cola products achieved 3 percent volume growth in North America, led by the introduction of Vanilla Coke and the continued rollout of diet Coke with lemon. Vanilla Coke brought in eight million new consumers who were not drinking Coca-Cola; in addition, diet Coke with lemon attracted over three million consumers to diet Coke.

Such a pace of innovation around the Coca-Cola brand is unprecedented. It was nearly 100 years before we launched the first extension of Coca-Cola—diet Coke, in 1982. It took another ten years to build diet Coke into a worldwide brand. It's now the number-three soft drink in the world, and number-two in some markets.

Responsibility for the world's most beloved and valuable brand requires extreme care in how, when, and why we extend it. We don't risk consumer loyalty to the brand or seek an artificial bump in volume by spinning out product after product to chase the latest fad. But we do ask ourselves continually how we can bring more people to Coca-Cola. By staying close to the brand's identity, we have created—in Vanilla Coke, diet Vanilla Coke, and diet Coke with lemon—new products with lasting appeal that we expect to generate equally lasting value for share owners.

Historically, the carbonated beverage segment has been the primary driver of our business performance and it still accounts for 85 percent of our worldwide sales volume. The quality and reliability of our products, our unparalleled brand appeal and distribution, combined with valuable consumer insights and strong customer relationships have generated sustained profitability for Coca-Cola, Fanta, Sprite and our other carbonated soft drinks for many years.

As we expand our range of noncarbonated beverages we are applying the same formula to achieve growth and profitability characteristics that match or even exceed those of our carbonated business. By continuing to build successful noncarbonated brands and by optimizing our scale and distribution system, we expect to further improve total profitability. That is why we are so encouraged by our noncarbonated beverage growth this year: a rate of 28 percent which was driven by strong performance in all key categories.

Over the past three years, we have grown internally and through strategic acquisitions to become the world's largest producer of ready-to-drink juices and juice drinks. Outside the United States, our share of sales for the sports-drink category is one of the largest in the world. Across 70 countries, POWERADE grew 25 percent and increased its share of the category.

We have also been successful in strategically building a water business that enhances our offerings to our customers. The acquisitions and licensing agreements we completed in 2002—principally with Groupe Danone and their brands, including Evian—give us a family of products in the United States with multiple price points and packaging choices. Together with Dasani, which grew volume 40 percent last year as the number-two bottled water brand, we have become one of the leading players in the water category in North America, both in terms of share of sales and dollar value.

I am pleased with our accomplishments. They build on the solid base we have established over the past few years, and provide an even stronger foundation for 2003. We have put in place a strategy that will position our simple business—providing moments of refreshment to people everywhere—to succeed in this complex world. We have a clearly defined strategy, and we are determined to execute against it this coming year.

Improving the System to Grow Value

We must intelligently focus our resources—talent, time, dollars and business relationships—on those opportunities with the greatest potential to create new value.

I am committed to building a best-in-class collaborative management team at the top of The Coca-Cola Company. As part of this effort, I recommended the election of Steve Heyer as President and Chief Operating Officer to help drive the focused, team effort that will intensify the execution of our strategy. To build on the success of reshaping the Company in these past few years, we remain open to new opportunities and are better equipped to capitalize on them. Our organization will draw its strength from the core competencies that drive our business: unparalleled brand-building experience, unique geographic knowledge, marketing excellence and a commitment to innovation.

The closest possible coordination with our bottling partners is also critical to our success. Our partnership with them is a decisive advantage in enabling us to drive innovation and roll out initiatives worldwide. As we put our scale to work, the Coca-Cola system is becoming more effective and more profitable. In North America, we lent our support to our bottlers as they formed the Coca-Cola Bottlers' Sales & Services Company to generate significant savings from system-wide programs for procurement, route-to-market optimization and account management. We believe this new organization, together with our other initiatives, will result in enhanced efficiency. As bottler returns increase, our equity income reflects that fact, steadily improving to $384 million in 2002.

YEAR-END MARKET VALUE OF COMMON STOCK (IN BILLIONS)*


2002
$108.3
1992
$54.7
1982
$7.1
Coca-Cola

* Bottle sizes shown above are not necessarily proportionate to indicated year-end market values.

Value for The Long Term

All these efforts are focused on delivering real value to Coca-Cola employees, customers, consumers and share owners through sustainable growth over the years and decades ahead. Consistent with this focus, in December we announced we would no longer provide quarterly or annual earnings per share guidance. This change enhances our ability to make decisions based on how best to build our business for the long term. Going forward, we will measure progress as we achieve it, without focusing on results for the sake of public forecasts.

At the same time, we have made it clear that we will provide you with even more information on what we view as our value drivers, strategic initiatives, and those factors critical to understanding and evaluating our business and operating environment. Our decision last summer to become one of the first public companies to account for employee stock options as an expense was intended to give you a clearer picture of our actual performance. Our commitment to this sort of transparency will continue as we evaluate our communications with you.

The Value of Values

The values that underpin our success are integrity, quality, accountability, diversity, relationships based on our respect for each other, for the communities where we do business and for the environment. People know what to expect from The Coca-Cola Company precisely because we have always lived by our values. When a consumer enjoys a bottle of Coke, when people invest in us, when partners do business with us, or when we operate in a community, we keep our promise to benefit and refresh them. We create value—economic and social—reliably and predictably.

Today more than ever, these values are essential for long-term business success. We understand this, and are committed to achieving our business goals in combination with ethical management, the health of our communities, and the responsible use of natural resources.

Seizing Opportunity

Living our values and effectively executing our strategy—this is how we intend to seize the opportunities before us. And these opportunities are remarkable. For example, over the next five years, more than 80 percent of the growth in nonalcoholic beverages is expected to come from outside the United States.

If we make the most of our growth drivers and live our values, The Coca-Cola Company is well positioned to realize exceptional growth from this expanding marketplace. We have the global systems in place to reach the most productive markets—offering consumers the best products delivered through the most effective sales channels—and in the process, building a deep and lasting relationship of trust with all our stakeholders each and every day.

The appeal of Coca-Cola remains as fresh today as when the Company was founded. The potential is worldwide. Our responsibility is to ensure that our investors, customers and consumers can continue to rely on our commitment to integrity, quality and reliability.

I want to thank the members of our Company's Board of Directors for their continued wisdom and guidance, our employees for their commitment and dedication, and our bottling partners and customers for our valued relationships. Finally, I appreciate the trust and support you continue to place in us. My team and I will work every day to be worthy of it.

Sincerely,

Douglas N. Daft
Chairman, Board of Directors, and
Chief Executive Officer

Six Strategic Priorities

Progress in 2002

ONE

Accelerate carbonated soft-drink growth, led by Coca-Cola.

Volume of brand Coca-Cola products was up 3 percent in North America, led by the launches of Vanilla Coke and diet Vanilla Coke. Rollout to selected global markets is expected to expand in 2003.

TWO

Selectively broaden our family of beverage brands to drive profitable growth.

In noncarbonated beverages, we are one of the largest competitors in the world. We introduced Disney products internationally, strategically added water brands to flank Dasani in North America, continued growth in Minute Maid single-serve fruit drinks and extended the global reach of POWERADE.

THREE

Grow system profitability and capability together with our bottling partners.

Our drive for profitability throughout our system brought us even closer to our bottlers in 2002. These renewed relationships led our largest bottlers to increased profitability, as reflected by our strong growth in equity income.

FOUR

Serve customers with creativity and consistency to generate growth across all channels.

Our sponsorship of the FIFA World Cup™ and the Olympic Winter Games of 2002—the world's only truly global sporting events—gave us a promotional platform that enabled our customers to reach millions of consumers.

FIVE

Direct investments to highest-potential areas across markets.

Our business approach is tailored to each market based on its stage of development. In rural areas of China, we direct our efforts toward expanding availability of affordable packages, while in cities such as Shanghai and Beijing, we execute more sophisticated image-building promotions, activating points of purchase so that consumers have greater connections with our brands.

SIX

Drive efficiency and cost effectiveness everywhere.

We continue to drive efficiency throughout our system, establishing disciplined routines and gaining economies of scale in material and ingredient purchasing.

The creation of new value begins with

A COMMITMENT TO INNOVATION

the kind of insight, creativity and determination

that brings to life new ideas, new products

and new consumer experiences.

IN 2002, we found unprecedented opportunities

TO CREATE NEW VALUE

for our share owners, partners and employees.




VALUE IS: Extending
THE WORLD'S
BEST-KNOWN
BRAND.

The Expanding Coca-Cola Brand Family

In 2002, Coca-Cola added pop to a category that many believed had lost its fizz in North America. In May, after just six months in development, Vanilla Coke became the first extension of the Coca-Cola brand since 1985 and immediately generated profitable volume. Vanilla Coke helped boost sales of Coca-Cola branded beverages while inviting new consumers to rediscover the cola category through a completely original flavor experience. In product formulation, the Vanilla Coke team struck a balance that lets the taste of Coca-Cola come through—intriguingly new, yet undeniably Coca-Cola. Already one of our top 10 brands in the United States, Vanilla Coke is performing well in its initial international markets—including Australia and New Zealand, with more countries planning launches for 2003. In response to consumer demand, diet Vanilla Coke was introduced to the U.S. marketplace in October, just three-and-a-half months after it was given the green light. In 2002, we also celebrated the 20th anniversary of diet Coke and the expansion of diet Coke with lemon, which made strong debuts in several international markets after its U.S. launch in 2001.



HITTING HOME

Vanilla Coke was an immediate hit in the United States, becoming the top-selling 20-ounce soft drink in supermarkets and drug stores during the first month of its introduction. By the end of the year, Vanilla Coke had reached 25 percent of U.S. households—more than double any other new carbonated soft drink introduced in 2002.



DIET COKE WITH LEMON ENTERED

20

NEW INTERNATIONAL MARKETS IN 2002, DRIVING CATEGORY AND BRAND GROWTH *IN COUNTRIES SUCH* AS GREAT BRITAIN AND AUSTRALIA.

FILLING DEMAND

Case volume of Vanilla Coke and diet Vanilla Coke reached over 100 million unit cases by year end, making them among the Company's most successful product launches in years.


DEC '02
108
SEPT '02
63
JUNE '02
21

UNIT CASES SOLD (MILLIONS)


Vanilla
Coke

8 MILLION

NEW U.S. CONSUMERS

were brought to the Coca-Cola brand in 2002 by the introduction of Vanilla Coke. The launch brought excitement to the brand in North America and was part of an overall expansion of the cola category. The relaunch of Cherry Coke also sparked consumer interest and resulted in a 17 percent unit case volume increase for the year.


Diet
Coke

IS 20

Launched in 1982, diet Coke quickly became the number-one sugar-free carbonated soft drink in the United States—and, soon after, the rest of the world. It is now the number-three soft-drink brand worldwide.

INSPIRATION TO EXECUTION IN 100 DAYS

Bringing diet Vanilla Coke to market on an uncommonly rapid timetable required a multidisciplinary team with an unyielding commitment to efficient execution. Diet Vanilla Coke team members—from flavor research to marketing to operations to bottlers—accelerated the development schedule to capture waiting consumer demand.




Coca-Cola


VALUE IS: Connecting
with
THE WORLD'S
PASSIONS.

Taking Part in the World's Greatest Games

The FIFA World Cup™ and the Olympic Games are the world's only truly global sporting events—witnessed in person by millions, watched on TV by billions and both cited by a majority of consumers as the most meaningful events anywhere. For more than half a year—from the start of the Olympic Torch Relay in early December 2001 to the last seconds of the FIFA World Cup Final Match on June 30, 2002—Coca-Cola brands benefited from a highly visible association with both events through extensive advertising and promotions. Our involvement in soccer is a year-round, worldwide effort that extends beyond FIFA World Cup events to leagues and programs supporting healthy, active lifestyles and team sports. Hundreds of thousands of schoolchildren, from Mexico to Russia, have participated in Company sponsored youth soccer programs and school leagues through the encouragement and support of our Company and our network of bottlers. It's a global grassroots effort that encourages kids to play—as well as watch—the best-loved sport in the world.


Coca-Cola

SATISFYING A GLOBAL COMPETITIVE THIRST

Held every four years, the FIFA World Cup™ tournament is one of the most anticipated sporting events in the world. In 2002, 64 matches were held in 20 cities in two host countries, Korea and Japan. The 32 countries represented at the FIFA World Cup finals in 2002 account for 77 percent of the worldwide volume for brand Coca-Cola.



THE COCA-COLA COMPANY ACTIVATED THE FIFA WORLD CUP THROUGH PROMOTIONS AND ADVERTISING IN MORE THAN 100 COUNTRIES BETWEEN MARCH AND JUNE 2002. OUR COMPANY HAS A 70-YEAR TRADITION OF SUPPORTING INTERNATIONAL SOCCER, AND HAS BEEN AN OFFICIAL PARTNER OF FIFA SINCE 1974.



UNMATCHED INVOLVEMENT

In addition to major soccer sponsorships, our Company is extremely active in local communities on virtually every continent. Our involvement helps build the sport through youth instruction and competition programs, as well as training programs for youth coaches. One of the most far-reaching of these programs is in Latin America, where tens of thousands of young boys and girls play in local, regional and national tournaments.



VOLUME VICTORIES

The influence of FIFA World Cup marketing and retail merchandising increased sales volume of Coca-Cola in our top 12 international soccer markets during the four-month promotional period—and contributed to a strong 6 percent volume gain for all our brands for the same period.



AN ESTIMATED 3 BILLION VIEWERS TUNED IN TO AT LEAST ONE FIFA WORLD CUP MATCH DURING 2002, INCLUDING 1.5 BILLION VIEWERS WHO WATCHED THE FINAL MATCH.

IT WOULD TAKE 220 SUPER BOWLS TO EQUAL THE CUMULATIVE LIVE TELEVISION AUDIENCES REACHED THROUGH THE 2002 FIFA WORLD CUP TELECASTS.

(Cumulative live television audience viewings in millions)


100
22,000
2002 Super Bowl
2002 FIFA World Cup


VALUE IS: Growing
OUR FAMILY
of BRANDS.



Producing Growth in Noncarbonated Beverage Categories

Through our strategic investment in noncarbonated beverage brands, The Coca-Cola Company is offering more products to more people than ever before. In 2002, our juice and juice-drink business was driven by innovation, from a broadening of the kid-focused relationship between Minute Maid and The Walt Disney Company to the introduction of Simply Orange, with its natural appeal to adult consumers. Our ready-to-drink tea and coffee business continued to grow in Japan, with flavor and packaging innovations in our GEORGIA coffee brand and the highly successful launch of Love Body diet tea. Our sports-drink business, fueled by POWERADE, outpaced industry growth last year. Also, in 2002, we accelerated our strategy in our bottled water business to strengthen our system, increase our potential to reinvest in this fast-growing segment and support our ability to satisfy consumers with a variety of brands, packaging and price points.



FAST FRIENDS

In 2002, we extended the reach of our Disney-branded line of beverages, offering four product categories to young consumers in 16 countries around the world.

Simply Orange

The close-to-the-grove fresh taste and quality of Simply Orange make it a premium choice among consumers. In initial markets in the southeastern United States, the arrival of Simply Orange doubled the share of sales for our Minute Maid brand's orange juice business.

BOTTLED WATER: A WAVE OF GROWTH

Over the next ten years, bottled water is expected to become the world's largest beverage category. Bottled water is achieving rapid growth in fast-developing markets such as the United States, where the packaged water segment grew 16 percent in 2002, and continuing gains in more mature markets, such as Europe. We believe that we will benefit from these growth trends due to our worldwide bottling system and operational scale.

ON THE STRENGTH OF OUR RAPIDLY EXPANDING MINUTE MAID BRAND, THE COCA-COLA COMPANY HAS BECOME THE #1 READY-TO-DRINK JUICE AND JUICE-DRINK COMPANY IN THE WORLD.


DASANI
SALES IN NORTH
AMERICA GREW
40%
IN 2002,
MAKING IT THE
FASTEST-GROWING
PACKAGED WATER
BRAND.
PURIFIED WATER
DASANI

POWERADE CASE VOLUME GREW 25% IN 2002 AND EXPANDED TO 70 MARKETS WORLDWIDE.



'00	48%
'01	62%
'02	68%

(Growth rate of our bottled water business)

A THIRST FOR WATER

The Coca-Cola Company's global bottled water business has grown at a compound annual rate of 59 percent over the past three years. Because every market for bottled water is different, we choose the right brands, focus our local knowledge and invest only in markets with profitable growth potential. In 2002, the joint venture and licensing agreements we completed with Groupe Danone for its brands in the United States gave us a family of products with multiple price points and packaging choices. As volume continues to grow, we expect this tiered approach to produce increasing profits.


VALUE IS
Innovating
FOR OUR
CONSUMERS.


Coca-Cola
CLASSIC
Coca-Cola
CLASSIC
OPEN HERE
COOL

Shaping New Product Experiences with Packaging and Technology

As we created new products and fresh brand experiences in 2002, one fact became increasingly clear to us: Consumers are eager to see The Coca-Cola Company bring excitement to the marketplace. One simple innovation last year—the Fridge Pack™—has changed the dimensions of 12-pack sales for us and for our bottling partners. This sleek, refrigerator-friendly pack is increasing consumer awareness and preference, accelerating consumption and case volume in markets where it has been introduced. From our packaging suppliers who assisted us and our bottlers in developing the Fridge Pack, to the retailers whose shelves were reconfigured to accept the new design, partnership made this innovation possible—and profitable. The future of our business in North America also evolved in 2002 with the continuing rollout of iFountain, the most advanced soft-drink dispensing system in the industry. iFountain gives our customers a technologically advanced fountain system that enhances available brand options, improves operating efficiency and automatically calibrates each drink served to assure consumers of a quality drink every time.


Coca-Cola
CLASSIC
COOL
FRIDGE PACK
12 PACK

THINKING OUTSIDE THE PACKAGE

The Fridge Pack is our most significant innovation in packaging since the plastic contour bottle was introduced in 1993. These slimmed-down 12-packs allow consumers easy access to more cold drinks in the refrigerator, encouraging greater rates of consumption and repeat purchases.



8 OUT OF 10 CONSUMERS

said they preferred convenient Fridge Packs to traditional 12-packs. The popularity of 2-by-6-can packages has led to double-digit growth in both 12-pack and overall Coca-Cola case volumes in areas where Fridge Packs are available. Outstanding consumer response to Fridge Packs motivated bottlers in several of our key U.S. markets to convert their production lines to the new packaging in 2002, with more conversions planned for 2003.



REFRESHMENT MADE TO ORDER

In 2002, Coca-Cola North America offered restaurant customers and their guests unprecedented variety, including Bacardi® real fruit mixers, Minute Maid fruit drinks and lemonades, and soft drinks with an added "splash" of flavor, such as cherry or vanilla.

Sales of 12-packs through Coca-Cola Bottling Company Consolidated, our second-largest North American bottler, rose an initial

25%

with the introduction of the Fridge Pack.

FLOWING WITH TECHNOLOGY

The unique design and computer-controlled capabilities of iFountain make it the most important technology innovation in the food-service beverage business in years. iFountain's modular platform ensures industry-leading beverage dispensing solutions with the newest technological advances as they become available. Nearly 1,000 iFountain units are currently in operation in 350 outlets across North America.


Diet Coke


ABARROTES LA ESQ
Coca-Cola
Coca-Cola
Coca-Cola
Coca-Cola
Coca-Cola


Coca-Cola
VALUE IS: Sharing
OPPORTUNITY
with our PARTNERS.

Unlocking the Power of Our Global Bottling System

Of the many relationships we maintain as a Company, the connection between The Coca-Cola Company and its bottling partners is one of our most valuable strategic assets. Over the past few years, we've worked diligently to improve the economics of our overall system, including those of our global network of bottlers, whose financial success is so closely tied to our own. You can see the results in our improved equity income as well as in our bottling partners' own income statements. It is also evident in the creativity and strategy with which we're bringing new products to new markets—from customizing Fanta flavors to local tastes to tailoring our 50-plus bottled water brands to individual countries. Just as market-specific knowledge and entrepreneurship are key to our success, so is our purchasing strategy. That's why, with our support, our bottlers in North America recently established Coca-Cola Bottlers' Sales & Services Company to coordinate buying for the entire system. Similarly, in Asia, where geographic scope and complexity require intense focus on efficiency, our strategic procurement function is preparing for explosive growth in our juice business by streamlining supplier development, risk management and logistics.


Fanta

THE GLOBAL FLAVOR OF FANTA

Fanta, the world's leading brand of flavored carbonated beverages and The Coca-Cola Company's number-three brand globally, grew by 6 percent in 2002. Available in 198 countries, Fanta is sold in 59 flavors tailored to local tastes and preferences— a model for creating strong global brands by leveraging the power of our worldwide system. In Great Britain, the introduction of the new Splash Pack bottle was a hit with young consumers and helped Fanta become the fastest-growing soft-drink brand in the country.

FANTA

IS THE COCA-COLA COMPANY'S

#3

BRAND GLOBALLY.


Coca-Cola
Diet Coke
fanta


Coca-Cola

SMART BUYING

A virtual "one-bottler" purchasing system for the Company and all North American bottlers, Coca-Cola Bottlers' Sales & Services Company projects savings of more than $100 million for the Coca-Cola system over the next few years through centralized purchases of ingredients, materials and equipment.

EQUITY INCOME,

PRIMARILY FROM

BOTTLING INVESTMENTS,

INCREASED BY MORE THAN

150%

IN 2002.


Minute Maid

POURING IT ON

Minute Maid lemonades and juice drinks have added $325 million in sales to our Company and our bottling system in North America in a little over a year.


Coca-Cola
Coca-Cola


VALUE IS:
Refreshing
A NEW GENERATION of CONSUMERS.

Innovative Marketing Connects with Teens and Young Adults

Coca-Cola has been a refreshing part of life for teenagers and young adults for decades. But forging deep connections with these savvy and selective young consumers today is one of the greatest marketing challenges for any business. To be successful, you have to speak to them on their terms—and on their turf. Which is why we are using innovative and unconventional means to reach them: a wry campaign in Singapore that spoofs authority by creating a "Ministry of Enjoyment"; nightclub-based programs in Belgium and Austria that bring Coca-Cola branded entertainment and furnishings to club venues; and high-visibility sponsorships of the *American Idol* and *Coca-Cola Popstars* music-contest TV programs in the United States and South Africa. The strategy that binds these initiatives, and many more like them, is to create experiences for young consumers that are rewarding, unexpected and true to the Coca-Cola brand.

THE THRILL OF THE CHILL

The natural connection between the refreshment of Coca-Cola and relaxing nightclub spaces was the inspiration for "Enjoy the Chill," a fusion of musical, audio and visual experiences sponsored by the brand in nightclub settings across Belgium in 2002. The concept was adapted in Austria to create "Coke Fusion" events, where Coca-Cola provided live entertainment and custom-designed lounge furnishings to club owners.



650,000 CLUB-GOERS IN BELGIUM HAVE BEEN REACHED THROUGH "ENJOY THE CHILL" AND 23% OF YOUNG PEOPLE AGES 16-24 SAY THEY ARE AWARE OF THE PROGRAM.

CLUB GRAPHICS

Customized packaging and graphics have been introduced in selected markets—among them a trendy, slimmer can test-marketed in New York and a small contour bottle with special artwork in Belgium—to appeal to youthful consumers.

570,000 REGISTERED USERS IN SPAIN have logged on to The Coke Internet Youth Community Web site, which offers a new marketing channel with games, role-playing and promotions. Visitors are logging on for a long time, too—an average of 55 minutes, compared to seven minutes at other leading portals. A successful promotion on the site focused on 500ml bottles of Coca-Cola and contributed to an 11 percent increase in sales of that package size.



AMERICAN IDOL'S STAR POWER

ON AMERICAN IDOL, THE U.S. POP-CULTURE PHENOMENON THAT ATTRACTED 100 MILLION TV VIEWERS IN 2002, COCA-COLA BRANDED SOFAS AND MERCHANDISING WERE A HIGHLY VISIBLE ELEMENT OF THE PRODUCTION.

(Cumulative television viewers in millions)


22.7
48.5
107

2002 MTV Music Awards *2002 The Bachelor* *2002 American Idol*

OFFICIAL FUN

To drive Coca-Cola sales in Singapore and strengthen connections with young people, the brand launched the ingenious "Ministry of Enjoyment" campaign. The initiative surprised Singaporeans with its irreverent approach to life in the country, including advertising and promotions depicting young people dancing, racing shopping carts and having supposed "government-sanctioned" fun.


Coca-Cola
MÁT LẠNH, SẢNG
Sprite
Fanta
Sarsi
Schweppes
Coca-Cola Coca-Cola Coca-Cola
CHƯƠNG TRÌNH HỖ TRỢ VIỆC LÀM GIỮA
HỘI LH PHỤ NỮ TP. HCM &
CTY NGK Coca-Cola
Dừng chân và sảng khoái!


HOÁI
ai 300ml

VALUE IS: Strengthening OUR BUSINESS *by* ENRICHING OUR COMMUNITIES.

Stronger Communities for a Stronger Company

For The Coca-Cola Company, 2002 reinforced our belief that our products and our principles are inseparable. The year presented new opportunities for us to launch innovative services on behalf of many communities we serve, to extend and adapt our social responsibility initiatives to new markets, and to touch countless lives through our extensive network of bottlers. Ultimately, the social investment we make in our communities is returned to The Coca-Cola Company through a more prosperous marketplace, greater consumer buying power and increased loyalty. This dynamic makes what we do as important as what we offer consumers, and is why enduring economic value is best achieved when we uphold our social values. To do this, we are designing and implementing processes to keep us more involved with the communities in which we do business. This includes defining new guiding principles for how our suppliers conduct business, reaffirming a code of ethics for our own employees and developing innovative partnerships with our bottling partners to help us create economic opportunity within our communities.

Our Four Guiding Principles of Citizenship

Progress in 2002

ONE

Refresh the marketplace through quality, innovation and investment.

To invest in local wealth creation and sustainable livelihoods, we promoted a variety of entrepreneurial ventures, from financing startup kiosks in South Africa, to providing educational opportunities to minority-owned businesses in the United States, to helping disadvantaged women in Vietnam establish pushcart businesses.

TWO

Enrich the workplace with diversity, dignity and integrity.

We deepened our diversity training, updated our Code of Business Conduct and strengthened our Supplier Guiding Principles to help our leaders, employees and suppliers continue to maintain the high standards of integrity, inclusiveness and excellence expected of our Company.

THREE

Protect the environment by acting responsibly and performing sustainably.

The Coca-Cola Company supported numerous initiatives to enrich our planet and operate more efficiently. These efforts included harvesting fresh rainwater in India, reducing water use in bottling operations in Spain and innovating with ecologically friendly packaging materials throughout the world.

FOUR

Strengthen the community through powerful partnerships.

Improvements in health and literacy were made possible through our Company's investment and partnership in such programs as school shelters in rural Mexico, kids' camps in the United States and traveling reading programs around the world. Our partnerships with government and non-government agencies provided computer training to students in Australia, Bolivia, China, Malaysia, the Philippines and Vietnam.


Coca-Cola
CHƯƠNG TRÌNH HỖ TRỢ VIỆC LÀM CHỮA

A GROWING PARTNERSHIP

Almost 2,000 economically challenged women in Hanoi and Ho Chi Minh City are being given opportunities to build sustainable livelihoods by establishing their own microbusinesses. Created in 2002 by The Coca-Cola Company in support of the Vietnamese government's poverty alleviation efforts, the program provides sales training, discounted product, and custom-built vending carts with iceboxes and street sales permits. The street-vending program is the latest in the Company's broad "Partners in Progress" corporate citizenship initiatives in Vietnam.

During last summer's flooding in Europe, the worst in more than 100 years, our system helped with local relief efforts, including delivery of sandbags to areas threatened by rising water levels. Together with our local bottling partners, we donated more than 100,000 cases of BonAqua, Coca-Cola and POWERADE to evacuees, police and rescue workers in the Czech Republic and Austria.


Coca-Cola



SHELTERING A WAY OF LIFE

In Mexico, Fundación Coca-Cola is supporting the efforts of the National Indigenous Institute to restore boarding school hostels to a physical state that supports the development of the pupils' full potential while protecting their heritage. These school hostels enable students living in remote areas to balance both learning and cultural pride. Since 2000, the foundation has helped rebuild 20 shelters and plans to build another 100 in the next five years.



OPPORTUNITY IS AN OPEN BOOK

Because literacy and education are the two most powerful forces in economic empowerment, The Coca-Cola Company, our bottling partners and worldwide foundations are teaming up to promote learning among children in virtually every one of our communities.

OUR LITERACY INITIATIVES ARE IMPROVING PUBLIC SCHOOL PERFORMANCE IN ARGENTINA, CONTRIBUTING MORE THAN 6,000 BOOKS TO SCHOOLCHILDREN IN THE IVORY COAST AND EXTENDING READING IS FUNDAMENTAL STORYTELLING PROGRAMS TO 635,000 CHILDREN THROUGHOUT THE UNITED STATES.

BRIDGING THE DIGITAL DIVIDE

The Coca-Cola Company in 2002 expanded its partnership with the United Nations to overcome the disparity in computer learning between developing and developed nations. In countries such as the Philippines, we helped establish information and communications technology "e-learning centers" to connect thousands of students to Internet-based educational programs—and to help equalize computer literacy among communities of differing socioeconomic standing.




Coca-Cola

SUPPLIER DIVERSITY COMPLEMENTS CONSUMER DIVERSITY

Our Company's spending with minority and women suppliers has increased annually from $67 million in the year 2000, when we established the Office of Supplier Diversity, to $181 million during 2002. Supplier Diversity ensures that our business partners closely mirror the consumers of our products.

WE PROJECT THAT OUR SPENDING WITH MINORITY- AND WOMEN-OWNED BUSINESSES WILL TOTAL **$800 MILLION** BY THE END OF 2005.



CAPTURING IMAGINATIONS

The return of *Harry Potter* to theaters in the fall of 2002 marked the continuation of the largest entertainment-based marketing and social responsibility program in the history of the Company. Our partnership with Warner Bros., the movie's producer, inspired us to make an even greater contribution to the cause of reading and to getting books into the hands of young people. To date, the program has contributed over $12 million to Reading Is Fundamental, the oldest and largest nonprofit literacy organization in the United States. It also involves Coca-Cola employee volunteers, who travel to schools to read to children and distribute free books. This program has reached 42 countries around the world and, by the end of 2002, had donated 3.6 million books to children and libraries.


Coca-Cola
Enjoy

NURTURING THE SEEDS OF ECONOMIC EMPOWERMENT

By fostering the development of small retail locations and distribution systems in Africa, The Coca-Cola Company and its bottling partners have helped create a growing chain of economic opportunity. The Entrepreneur Development Program in South Africa identifies promising retail owners, provides business training and helps them build a network of suppliers and customers. Since 1999, at least 35,000 formal and informal jobs have been attributed to this program, along with the creation of approximately 15,000 Coca-Cola sales outlets.



front row, left to right:

Brian G. Dyson
Vice Chairman

Steven J. Heyer
President and Chief Operating Officer

Mary E. Minnick
Executive Vice President
President and Chief Operating Officer
Asia

Deval L. Patrick
Executive Vice President
General Counsel and
Secretary

back row, left to right:

José Octavio Reyes
Executive Vice President
President and Chief Operating Officer
Latin America

Alexander B. Cummings, Jr.
Executive Vice President
President and Chief Operating Officer
Africa

Stephen C. Jones
Senior Vice President and
Chief Marketing Officer

Gary P. Fayard
Executive Vice President and
Chief Financial Officer

Jeffrey T. Dunn
Executive Vice President
President and Chief Operating Officer
North America

Alexander R.C. (Sandy) Allan
Executive Vice President
President and Chief Operating Officer
Europe, Eurasia & Middle East

Clyde C. Tuggle
Senior Vice President
Worldwide Public Affairs and
Communications

Carl Ware*
Executive Vice President
Public Affairs and Administration

*Retired February 1, 2003

2002

OPERATIONS REVIEW

WORLDWIDE UNIT CASE VOLUME BY OPERATING SEGMENT
Worldwide Total: 18.7 billion


AFRICA 6%
NORTH AMERICA 30%
ASIA 18%
LATIN AMERICA 24%
EUROPE, EURASIA & MIDDLE EAST 22%

NORTH AMERICA OPERATING SEGMENT

Population: 324 million
Average Consumer: enjoys at least one serving of our products every day*

In North America, our focus on innovation in 2002 produced the strongest unit case volume growth in more than three years: an increase of 6 percent versus 2 percent in 2001. The significant improvement in performance was led by excellent growth in brand Coca-Cola products and driven by a series of major product initiatives, including the highly successful launch of Vanilla Coke and diet Vanilla Coke, and the relaunch of Cherry Coke and diet Cherry Coke. Strong growth from Fanta also contributed to the solid performance. While Dasani continued its impressive performance as the fastest-growing packaged water in the industry, we also expanded our water offerings with strategic transactions involving Groupe Danone's water brands, including Evian. By executing our strategy of innovation through multiple distribution channels, we achieved record volume and share of sales results for our Minute Maid brands in North America. Growth in chilled juices was led by the expansion of Simply Orange not-from-concentrate orange juice, while the bottler-produced Minute Maid Refreshments line solidified its leadership in the rapidly growing and profitable juice-drink category. We built upon our leadership within the food service and hospitality segment by providing innovative products and service solutions that address specific customer needs. The result was a pace of fountain volume growth in excess of industry traffic. Through events and promotions ranging from the Olympic Games to *American Idol* to *Harry Potter*, we strengthened connections between our brands and our consumers. And, in the Coca-Cola tradition of supporting the communities we serve, we continued our emphasis on positive youth development with continued support of the Coca-Cola Scholars Foundation, Camp Coca-Cola, Reading Is Fundamental and a new physical activity program for youth, called "Step With It!"

* Based on operating segment average per capita consumption.

LATIN AMERICA
Total Unit Case Sales


OTHER 19%
CHILE 5%
ARGENTINA 7%
BRAZIL 23%
MEXICO 46%

Latin America Operating Segment

Population: 530 million
Average Consumer:
enjoys nearly four servings of our products each week.*

Economic and political conditions made 2002 an extraordinarily challenging year in Latin America. In spite of this situation, we remained focused on strategy and execution, and believe we were able to position our business better than the rest of the industry to take advantage of an eventual economic recovery. We increased our unit case volume by 2 percent in 2002.

In Mexico, core brands continued to strengthen in 2002, while we also focused on selectively introducing new brands. Performance in Mexico has been strong, with volume growth of 7 percent despite economic difficulties and currency devaluation. The bottler system is rapidly adapting to and anticipating the new market environment, as shown by a shift to returnable packaging and Coca-Cola Femsa's proposed acquisition of Panamco.

A strong platform for future competitiveness is taking shape throughout Latin America. Even in shrinking markets where there were significant declines in volume, such as Argentina, we increased our share of the nonalcoholic ready-to-drink beverages category by being sensitive and responsive to reduced consumer buying power. In the North Andean region (Peru, Bolivia and Ecuador), we ended 2002 significantly stronger, with volume growth up 7 percent. In spite of economic volatility in Brazil, our volume increased 3 percent in 2002.

* Based on operating segment average per capita consumption.

EUROPE, EURASIA & MIDDLE EAST
Total Unit Case Sales


OTHER 25%
GERMANY 17%
GREAT BRITAIN 12%
NORDIC & BALTIC DIVISION 5%
ITALY 6%
SPAIN 11%
FRANCE 7%
EURASIA & MIDDLE EAST DIVISION 7%
CENTRAL EUROPE & RUSSIA DIVISION 10%

Europe, Eurasia & Middle East Operating Segment

Population: 1.2 billion
Average Consumer:
enjoys nearly two servings of our products each week.*

This year saw satisfactory performance in all key countries, driven by the strength of our core brands, 30 successful new brand launches or relaunches in a variety of categories, and an innovative approach to the way we market all our brand offerings.

Our most notable innovations in our core brands were the launches of diet Coke/Coca-Cola light with lemon, introduced to eleven markets including Great Britain and France, and Vanilla Coke, which made its European debut in the Nordic markets in late 2002. Both brand extensions were well received and introduced new consumers to the Coca-Cola brand.

Bottled water continues to show encouraging signs across the region with a strong performance by BonAqua in Russia. Our business in Turkey was also helped by water sales and our brand Turkuaz has become the leading bottled water brand after only 16 months in the market.

Our new business strategies in Germany, in combination with a control agreement with the largest bottler, stabilized the business and gave our brands the opportunity to connect with German consumers in fresh and relevant ways. The introduction of POWERADE, the acquisition of several regional water brands and the launch of Qoo (our highly successful juice drink from Asia) are all examples of our renewed efforts behind our brands.

ASIA
Total Unit Case Sales


OTHER 21%
JAPAN 27%
KOREA 4%
INDIA 7%
AUSTRALIA 7%
PHILIPPINES 18%
CHINA 16%

Asia
Operating Segment

Population: 3.3 billion
Average Consumer:
enjoys at least two servings of our products each month.*

Our strong momentum in Asia continued in 2002, with healthy growth across our markets. Core carbonated soft drinks performed well. On a full-year basis, we have continually grown our Company share in China, giving us four of the top five carbonated soft drink brands in the country. Our ability to create innovative and effective marketing programs was seen in the exceptional campaigns for Coca-Cola in Singapore and Thailand.

In noncarbonated products, fast-growing Qoo is now one of the leading juice drinks in Asia. In Japan, our fruit juice-drink business recorded an exceptional volume growth of 24 percent in 2002, while GEORGIA coffee continues to exceed our expectations, recording further share gains this year in this competitive category. And in India, we have rapidly built Kinley into the number-one retail packaged water brand in the country.

Our strong results in Asia have been driven by new initiatives to bring the most affordable package sizes to powerhouse markets such as China and India. An aggressive expansion of the affordable 200ml single-serve pack has reignited the Indian market, particularly in rural areas that are home to 70 percent of the population. Our overall business in India produced high double-digit growth in 2002—a significant result for this important market.

* Based on operating segment average per capita consumption.

AFRICA
Total Unit Case Sales


NORTH & WEST AFRICA
DIVISION 46%
SOUTHERN & EAST AFRICA
DIVISION 54%

Africa
Operating Segment

Population: 831 million
Average Consumer:
enjoys nearly three servings of our products each month.*

The Coca-Cola system's long-term and continuing investment in Africa is yielding handsome dividends and underscoring the significant growth potential of this continent. The shift toward greater democratic systems of government and steady economic growth in key markets bolsters our confidence and encourages our further investment and innovation in Africa. This virtual cycle of growth, economic opportunity and investment remains the benchmark of our 70 years in business on the continent. Brand Coca-Cola continues to lead volume for our business. Total unit case volume grew 7 percent last year, led by our largest market, South Africa, where total unit case volume grew 5 percent.

A world-class bottler system, coupled with well-executed promotional activities in local markets, has given us the opportunity to expand our range of products and introduce new beverages designed to appeal to local tastes. We are experiencing significant growth in markets with new product introductions including such brands as Bibo, Mazoe, BonAqua bottled water, new Fanta flavors and Minute Maid.

As the largest private-sector employer on the continent, The Coca-Cola Company and our independent bottling partners continue to achieve business success while operating as responsible corporate citizens. Together, our work is addressing health and social issues—HIV/AIDS, polio, education and economic opportunity—that affect employees, customers and the people of Africa.

Selected Market Results

Estimated 2002 Volume by Operating Segment

	Unit Case[1] Growth						Nonalcoholic Ready-to-Drink Beverages	All Commercial Beverages[2]	
	10-Year Compound Annual Growth		5-Year Compound Annual Growth		2002 Annual Growth		2002	2002	
	Company[3]	Industry[4]	Company[3]	Industry[4]	Company[3]	Industry[4]	Company Share	Company Share	Company Per Capita Consumption
Worldwide	6%	4%	4%	4%	5%	4%	18%	9%	72
North America[5]	4	3	3	3	6	3	23	15	414
United States	4	3	3	3	6	3	23	16	436
Latin America	6	6	4	5	2	0	24	15	206
Argentina	3	2	0	(1)	(15)	(16)	22	8	197
Brazil	7	5	3	4	3	(2)	24	12	146
Chile	8	5	3	4	1	1	53	23	334
Mexico	7	9	7	8	7	4	23	19	487
Europe, Eurasia & Middle East	6	3	4	4	5	4	12	6	79
Eurasia & Middle East Division	14	5	2	5	11	5	9	3	18
France	8	2	6	3	3	1	9	5	112
Germany	0	1	(1)	1	1	3	13	7	196
Great Britain	9	2	12	2	6	2	17	7	203
Italy	2	3	3	2	5	1	9	6	109
Spain	6	3	7	4	5	2	18	12	278
Asia	8	6	6	7	10	6	14	5	25
Australia	5	3	4	3	3	2	25	11	309
China	22	15	11	15	14	13	9	3	10
Japan	4	2	3	1	2	1	22	9	170
Korea	1	4	1	2	3	2	14	8	73
Philippines	10	11	10	9	22	1	46	28	190
Africa	7	5	6	4	7	4	34	11	34
North & West Africa Division	8	6	6	6	3	5	29	12	25
Southern & East Africa Division	6	3	7	3	11	2	41	11	48

1 Unit case equals 24 eight ounce servings.
2 Consists of commercially sold beverages, as estimated by the Company based on available industry sources.
3 Derived from the Company's unit case volume (see Glossary on inside back cover).
4 Consists of nonalcoholic ready-to-drink beverages, as estimated by the Company based on available industry sources.
5 Includes United States, Canada and Puerto Rico.

OUR BUSINESS

The Coca-Cola Company is the largest manufacturer, distributor and marketer of nonalcoholic beverage concentrates and syrups in the world. When used in this report, the terms "Company," "we," "us" or "our" mean The Coca-Cola Company and its divisions and subsidiaries. Our Company manufactures beverage concentrates and syrups as well as some finished beverages, which we sell to bottling and canning operations, distributors, fountain wholesalers and some fountain retailers. We are also the largest producer of ready-to-drink juices and juice drinks in the world. In addition, we have ownership interests in numerous bottling and canning operations.

Our Company exists to benefit and refresh everyone who is touched by our business. We believe our success ultimately depends on our ability to build and nurture relationships with constituents essential to our business: consumers, customers, bottlers, business partners, government agencies, communities, employees and share owners. In order to serve and create value for these constituents, our Company executes a business strategy to drive profitable volume growth focused on the following strategic priorities:

(1) accelerate carbonated soft-drink growth, led by Coca-Cola;
(2) selectively broaden our family of beverage brands to drive profitable growth;
(3) grow system profitability and capability together with our bottling partners;
(4) serve customers with creativity and consistency to generate growth across all channels;
(5) direct investments to highest-potential areas across markets;
(6) drive efficiency and cost effectiveness everywhere.

Significant Growth Opportunities

The following table illustrates how we view various markets for our Company's products and reflects information as of and for the year ended December 31, 2002, as applicable:

	Emerging Markets	Developing Markets	Developed Markets	Leading-Edge Markets
Sample countries [1]	China, India, Russia, Indonesia, Nigeria	Korea, Brazil, Italy, Turkey	Japan, Great Britain, South Africa	Mexico, Spain, U.S., Australia
Annual per capita consumption of our Company's products	Less than 50 servings	50–149 servings	150–249 servings	250+ servings
Population	4.3 billion	800 million	600 million	500 million
Percentage of the world's population	69%	13%	10%	8%
Percentage of Company's unit case volume	11%	17%	25%	47%

[1] Includes selected countries within each of the identified markets and is not intended to include all countries within the given markets.

Leading-edge markets generated 47 percent of the Company's unit case volume in 2002. Annual per capita consumption of our Company's beverages in these leading-edge markets is 250 or more servings. However, even in our highest per capita consumption market, Mexico, less than one-third of the population drinks brand Coca-Cola on a daily basis. Emerging markets, where annual per capita consumption is less than 50 servings, contributed only 11 percent of the Company's unit case volume in 2002. More than 4 billion people live in these emerging markets.

In emerging and developing markets, our focus is on availability of affordable products for consumers and building brand preference. In developed and leading-edge markets, our approach to consumers is more sophisticated. Along with ensuring our products are affordable and building brand preference, we must activate points of purchase so that consumers have greater connections with our brands.

In all markets, we need a consistent approach to always:

- provide quality products and superior customer service;
- strive to manage our brand/price/package/channel strategy to meet consumer needs in a way that maximizes value for our system and leverages the unique and unparalleled strengths of our bottlers and our system infrastructure.

We believe significant growth potential exists for our family of brands.

Profitable Growth

To add value to our Company, our growth must be profitable. Carbonated soft drinks have attractive historical margins, and we expect these attractive margins to continue in the future. As a result, we intend to accelerate carbonated soft-drink growth, led by Coca-Cola. Additionally, our Company is continuing to profitably broaden our family of brands. In particular, we are expanding and growing our noncarbonated offerings to provide more alternatives to consumers. We plan to introduce and/or expand both carbonated soft drinks and noncarbonated beverages as profitable introduction and/or expansion is warranted in identified markets. Increasing consumption of our entire family of beverages on more occasions is a key success factor in all markets.

System Economics

For our Company to be successful, the bottler system must be successful. Bottler returns have been improving, and equity income from our bottlers is also steadily improving. The following are examples of joint initiatives to drive profitability:

- We established a process for top management level meetings with our bottling partners.
- We established a bottler Information Technology Advisory Board whose mission is to prioritize, recommend and enable execution of the highest impact system-wide information technology initiatives.
- In North America, we supported our bottlers as they formed Coca-Cola Bottlers' Sales & Services Company to generate significant system-wide savings in procurement, route to market optimization and account management.

Corporate Governance

Corporate governance received significant attention in 2002. While strategic priorities and execution are critical to our business, we have always been and will continue to be committed to the highest standards of corporate governance. The following two examples demonstrate our commitment.

First, in July 2002, our Company announced that we would expense the cost of all forms of stock-based compensation, including stock options granted by the Company. We concluded that stock options are a form of employee compensation expense, and it would therefore be appropriate to reflect these costs in our financial results. Voluntarily changing to this preferable method of accounting for employee stock options and other forms of stock-based compensation ensures that our earnings more clearly reflect economic reality when all compensation costs are recorded in the financial statements. Refer to the heading "Application of Critical Accounting Policies—Stock-Based Compensation" and to Notes 1 and 13. (Throughout this report, references to "Notes" refer to the Notes to Consolidated Financial Statements included as part of this report.)

Second, in December 2002, our Company changed our policy of providing future earnings guidance. Our Company will no longer provide quarterly or annual earnings per share guidance. We will continue to provide investors with perspective on our value drivers, our strategic initiatives and those factors critical to understanding our business and operating environment. Our Company, with the support of the Board of Directors, concluded that establishing short-term guidance can impede a more meaningful investor focus on the strategic initiatives that companies are taking to build businesses and succeed over the long run.

Our Company's Board of Directors is composed of qualified directors providing appropriate oversight. Various committees of our Board of Directors review and approve Company transactions, as appropriate. Our Audit Committee members are all independent directors. Furthermore, we defined new guiding principles for how our suppliers conduct business and reaffirmed a code of ethics for our own employees and directors.

Investments

With a business system that operates locally in more than 200 countries and generates superior cash flows, we consider our Company to be uniquely positioned to capitalize on profitable investment opportunities. Our criteria for investment are simple: New investments should directly enhance our existing operations and generally be expected to provide cash returns that exceed our long-term, after-tax, weighted-average cost of capital (calculated on a book basis), currently estimated at between 8 and 10 percent.

Because the beverage business has consistently generated high returns, we consider it to be a particularly attractive investment for us. Our expenditures in developed and leading-edge markets focus primarily on marketing our Company's brands. In emerging and developing markets, our objective is to increase the penetration of our products. In these markets, we allocate most of our investments to enhancing our brands and infrastructure such as production facilities, distribution networks, sales equipment and technology. We make these investments by forming strategic business alliances with local bottlers and by matching local expertise with our experience, resources and strategy.

We pursue our strategic investment priorities in a way that capitalizes on the combination of our most fundamental and enduring attributes—our brands, our people and our bottling partners. The more than 6 billion people in the world represent current and potential consumers of our Company's products. As we increase and meet consumer demand for our family of brands, we produce growth throughout the Coca-Cola system.

Our Brands

Our offerings in the nonalcoholic beverages business include some of the world's most valuable brands—more than 300 in all. These include carbonated soft drinks and noncarbonated beverages such as juices and juice drinks, sports drinks, water products, teas and coffees. Ultimately, consumer demand determines the Company's optimal brand offerings. To meet our long-term growth objectives, we make significant expenditures to support our brands. This process involves investments to support existing brands, to develop new global or local brands, and to acquire global or local brands when appropriate.

In 2002, our Company introduced a variety of new brands and products including Vanilla Coke and diet Vanilla Coke. Our existing brands such as diet Coke with lemon, Fanta, Qoo and POWERADE were introduced into new markets. Our Company acquired brands during 2002 such as Risco water in Mexico, Dorna water and Valser water in Europe, and Rio Beverages in New Zealand. Along with Danone Waters of North America, Inc., we established a joint venture, of which our Company owns 51 percent, with the rights to the Dannon, Sparkletts and Alhambra brands in the United States. Our Company acquired long-term global license rights for Seagram's nonalcoholic carbonated soft drinks and certain assets related to the Seagram's mixer business. We entered into a master license agreement for the Evian water brand in the United States and Canada. Also during 2002, our Company continued our collaboration with The Walt Disney Company to market noncarbonated children's beverages.

We make significant investments in marketing to support our brands. Marketing investments enhance consumer awareness and increase consumer preference for our brands. This produces long-term growth in profitable volume, per capita consumption and our share of worldwide nonalcoholic beverage sales.

Our People

Our people—the 56,000 employees of our Company who work with our bottling partners and other key constituents—are essential to our success. To meet our long-term growth objectives, we recruit and actively cultivate a diverse workforce and establish a culture that fosters learning, innovation and value creation on a daily basis. This means maintaining and refining a corporate culture that encourages our people to develop to their fullest potential, which enhances enjoyment and satisfaction in the Company's work environment. Our Company values the uniqueness of all employees and the contributions they make. We put the responsibility and accountability for ensuring local relevance and maximizing business performance in the hands of those closest to the market. Additionally, we have made innovation an explicit priority for all our associates. Our associates work together with bottling partners to understand markets and what consumers want. Then we meet that need by delivering products through our unparalleled system.

The increase in the number of employees from 38,000 as of December 31, 2001 to 56,000 as of December 31, 2002 is primarily due to 2002 acquisitions. For a description of these acquisitions, refer to Note 18.

Our Bottling Partners

The financial health and success of our bottling partners are critical components of the Company's ability to deliver leading brands. Our people work with our bottling partners to continuously look for ways to improve system economics. Our Company has business relationships with three types of bottlers:

(1) independently owned bottlers, in which we have no ownership interest;

(2) bottlers in which we have invested and have a noncontrolling ownership interest;

(3) bottlers in which we have invested and have a controlling ownership interest.

During 2002, independently owned bottling operations produced and distributed approximately 23 percent of our worldwide unit case volume. Bottlers in which we own a noncontrolling ownership interest produced and distributed approximately 59 percent of our worldwide unit case volume in 2002. Controlled bottling operations accounted for 8 percent of 2002 volume. Fountain operations and The Minute Maid Company produced and distributed approximately 10 percent of 2002 volume.

The independently owned bottling operations and the bottlers in which we have a noncontrolling interest generally have significant funding from majority owners and other financing sources that are otherwise unrelated to our Company.

Bottlers in which we have a noncontrolling ownership interest are accounted for under the cost or equity method, as appropriate. Equity income or loss, included in our consolidated net income, represents our share of the net earnings or losses of our equity method investees. In 2002, our Company's share of income from equity method investments totaled $384 million.

In July 2001, our Company and San Miguel Corporation (San Miguel) acquired Coca-Cola Bottlers Philippines, Inc. (CCBPI) from Coca-Cola Amatil Limited (Coca-Cola Amatil). Upon completion of this transaction, our Company owned 35 percent of the common shares and 100 percent of the Preferred B shares, and San Miguel owned 65 percent of the common shares of CCBPI. Additionally, as a result of this transaction, our Company's interest in Coca-Cola Amatil was reduced from approximately 38 percent to approximately 35 percent.

During 2000, the Company entered into a joint venture in China with China National Oils and Foodstuffs Imports/Exports Corporation (COFCO), completion of which occurred in 2001. COFCO contributed to the joint venture its minority equity interests in 11 Chinese bottlers. Our Company contributed its equity interests in two Chinese bottlers plus cash in exchange for a 35 percent equity interest in the venture.

On December 31, 1999, we owned approximately 51 percent of Coca-Cola Beverages plc (Coca-Cola Beverages). In July 2000, a merger of Coca-Cola Beverages and Hellenic Bottling Company S.A. was completed to create Coca-Cola Hellenic Bottling Company S.A. (CCHBC). This merger resulted in a decrease of our Company's equity ownership interest from approximately 51 percent of Coca-Cola Beverages to approximately 24 percent of the combined entity, CCHBC. This change in ownership resulted in the Company recognizing a $118 million tax-free, noncash gain in the third quarter of 2000.

The following table presents the difference between calculated fair values, based on quoted closing prices of publicly traded shares, and our Company's carrying values for significant publicly traded equity method investees (in millions):

DECEMBER 31, 2002	Fair Value	Carrying Value	Difference[1]
Coca-Cola Enterprises Inc.	$ 3,670	$ 972	**$ 2,698**
Coca-Cola FEMSA, S.A. de C.V.	785	347	**438**
Coca-Cola Hellenic Bottling Company S.A.	745	872	**(127)**
Coca-Cola Amatil Limited	711	492	**219**
Panamerican Beverages, Inc.	636	441	**195**
Grupo Continental, S.A.	264	164	**100**
Coca-Cola Bottling Company Consolidated	160	63	**97**
Coca-Cola Embonor S.A.	63	100	**(37)**
Coca-Cola West Japan Company Ltd.	59	107	**(48)**
Embotelladoras Polar S.A.	20	37	**(17)**
	$ 7,113	$ 3,595	**$ 3,518**

[1] In instances where carrying value exceeds fair value, the decline in value is considered to be temporary.

Historically, in certain situations, we have viewed it to be advantageous for our Company to acquire a controlling interest in a bottling operation, often on a temporary basis. Owning such a controlling interest has allowed us to compensate for limited local resources and has enabled us to help focus the bottler's sales and marketing programs, assist in developing its business and information systems and establish appropriate long-term capital structures.

Effective February 2002, our Company acquired control of Coca-Cola Erfrischungsgetraenke AG (CCEAG), the largest bottler in Germany. This transaction was accounted for as a business combination, and the results of CCEAG's operations have been included in the Company's financial statements since February 2002. Prior to February 2002, CCEAG was accounted for by our Company under the equity method of accounting. As of December 31, 2002, our Company had an approximate 41 percent ownership interest in the outstanding shares of CCEAG. In accordance with the terms of a Control and Profit and Loss Transfer Agreement (CPL) with CCEAG, our Company obtained control of CCEAG for a period of up to five years. In return for the control of CCEAG, the Company guaranteed annual payments, in lieu of dividends by CCEAG, to all other CCEAG share owners. Additionally, all other CCEAG share owners entered into either a put or put/call option agreement with the Company, exercisable at the end of the term of the CPL at agreed prices. Our Company entered into either put or put/call agreements for shares representing an approximate 59 percent interest in CCEAG.

In January 2002, our Company and CCBPI finalized the purchase of RFM Corp.'s (RFM) approximate 83 percent interest in Cosmos Bottling Corporation (CBC), a publicly traded Philippine beverage company. The original sale and purchase agreement with RFM was entered into in November 2001. As of the date of this sale and purchase agreement, the Company began supplying concentrate for this operation. In March 2002, a tender offer was completed with our Company and CCBPI acquiring all shares of the remaining minority share owners except for shares representing a 1 percent interest in CBC. As of December 31, 2002, our Company's direct ownership interest in CBC was approximately 61 percent, and our indirect ownership interest in CBC was approximately 13 percent. This transaction was accounted for as a business combination, and the results of CBC's operations have been included in the Company's financial statements since January 2002. CBC is an established carbonated soft-drink business in the Philippines. Our Company's goal is to leverage our partnership with San Miguel in the Philippines, as well as leverage our sales, marketing and system resources, to expand CBC volume and profit over time. The Company and CCBPI have agreed to restructure the operations of CBC, and this restructuring will result in the Company owning all acquired trademarks and CCBPI owning all acquired bottling assets. Upon expected completion of the restructuring in 2003, our Company does not expect a significant gain or loss.

In February 2001, our Company reached agreement with Carlsberg A/S (Carlsberg) for the dissolution of Coca-Cola Nordic Beverages A/S (CCNB), a joint venture in which our Company had a 49 percent ownership interest. At that time, CCNB had bottling operations in Sweden, Norway, Denmark, Finland and Iceland. Under this agreement with Carlsberg, our Company acquired CCNB's Sweden and Norway bottling operations in June 2001, increasing our Company's ownership in those bottlers to 100 percent. Carlsberg acquired CCNB's Denmark and Finland bottling operations, increasing Carlsberg's ownership in those bottlers to 100 percent. Pursuant to the agreement, CCNB sold its Iceland bottling operations to a third-party group of investors in May 2001.

During the first half of 2001, in separate transactions, our Company purchased two bottlers in Brazil: Refrescos Guararapes Ltda. and Sucovalle Sucos e Concentrados do Vale S.A. In separate transactions during the first half of 2000, our Company purchased two other bottlers in Brazil: Companhia Mineira de Refrescos, S.A. and Refrigerantes Minas Gerais Ltda. In October 2000, the Company purchased a 58 percent interest in Paraguay Refrescos S.A. (Paresa), a bottler in Paraguay. In December 2000, the Company made a tender offer for the remaining 42 percent of the shares in Paresa. In January 2001, following the completion of the tender offer, we owned approximately 95 percent of Paresa.

In line with our long-term bottling strategy, we consider alternatives for reducing our ownership interests in bottlers in which we have controlling ownership interests. One alternative is to combine our bottling interests with the bottling interests of others to form strategic business alliances. Another alternative is to sell our interest in a bottling operation to one of our equity investee bottlers. In both of these situations, we continue to participate in the bottler's results of operations through our share of the equity investee's earnings or losses.

In the first quarter of 2002, our Company sold our Baltics bottling operations to CCHBC. The proceeds from the sale of the Baltics bottlers were approximately equal to the carrying value of the investment.

In November 2001, our Company sold nearly all of its ownership interests in various Russian bottling operations to CCHBC for approximately $170 million in cash and notes receivable, of which $146 million in notes receivable remained outstanding as of December 31, 2001. This amount was fully collected in 2002. These interests consisted of the Company's 40 percent ownership interest in a joint venture with CCHBC that operated bottling territories in Siberia and parts of western Russia, together with our Company's nearly 100 percent interests in bottling operations with territories covering the remainder of Russia.

Refer to Notes 2 and 18 for further discussion of the above bottler transactions.

Financial Strategies

The following strategies are intended to optimize our cost of capital, increasing our ability to maximize share-owner value.

Debt Financing

Our Company maintains debt levels we consider prudent based on our cash flow, interest coverage and percentage of debt to capital. We use debt financing to lower our overall cost of capital, which increases our return on share-owners' equity.

As of December 31, 2002, our long-term debt was rated "A+" by Standard & Poor's and "Aa3" by Moody's, and our commercial paper program was rated "A-1" and "P-1" by Standard & Poor's and Moody's, respectively. In assessing our credit strength, both Standard & Poor's and Moody's consider our capital structure and financial policies as well as aggregated balance sheet and other financial information for the Company and certain bottlers including Coca-Cola Enterprises Inc. (Coca-Cola Enterprises) and CCHBC. While the Company has no legal obligation for the debt of these bottlers, the rating agencies believe the strategic importance of the bottlers to the Company's business model provides the Company with an incentive to keep these bottlers viable. If our credit ratings were reduced by the rating agencies, our interest expense could increase. Additionally, if certain bottlers' credit ratings were to decline, the Company's share of equity income could be reduced as a result of the potential increase in interest expense for these bottlers.

The interest coverage ratio is a key item monitored by rating agencies. Generally, this ratio is computed as income before taxes (excluding unusual items) plus interest expense, divided by the sum of interest expense and capitalized interest. In accordance with this definition, our Company's interest coverage ratio on a stand-alone basis was 29x, 20x and 12x, respectively, for the years ended December 31, 2002, 2001 and 2000. If the unusual items were included in the calculation, the interest coverage ratio would have been 28x, 20x and 8x, respectively, for the years ended December 31, 2002, 2001 and 2000.

The interest coverage ratio is monitored by our Company for trends and is one measurement generally used by rating agencies in assessing debt ratings for companies. However, as described above, the rating agencies aggregate financial data for certain bottlers with our Company when assessing our debt rating. As such, the key measure is the aggregate interest coverage ratio of the Company and these bottlers. Both Standard & Poor's and Moody's employ different aggregation methodologies and have different thresholds for the aggregate interest coverage ratio. These thresholds are not necessarily permanent nor are they fully disclosed to our Company.

Our global presence and strong capital position give us easy access to key financial markets around the world, enabling us to raise funds with a low effective cost. This posture, coupled with active management of our percentage mix of short-term and long-term debt, results in a lower overall cost of borrowing. Our debt management policies, in conjunction with our share repurchase programs and investment activity, can result in current liabilities exceeding current assets.

In managing our use of debt, we also monitor the following financial measurements and ratios:

December 31,	2002	2001	2000
Net debt (in billions)	**$ 3.2**	$ 3.3	$ 3.9
Net debt-to-net capital	**21%**	23%	29%
Ratio of earnings to fixed charges	**23.2x**	18.1x	8.7x

Our Company monitors the financial measurements and ratios discussed above in conjunction with our percentage mix of fixed-rate and variable-rate debt and other business and financial risks. The above financial measurements and ratios trended positively in 2002 and 2001, reflecting improved business results and effective capital management strategies. Additionally, the 2000 ratio of earnings to fixed charges was negatively impacted by items discussed under the heading "Other Operating Charges."

Share Repurchases

In October 1996, our Board of Directors authorized a plan to repurchase up to 206 million shares of our Company's common stock through 2006. In 2002 and 2001, we repurchased approximately 14 million shares at an average price of $48.42 and 5 million shares at an average price of $48.53, respectively, under the 1996 plan.

In 2000, we did not repurchase any shares under the 1996 plan. This was due to our utilization of cash for an organizational realignment (the Realignment), as discussed under the heading "Other Operating Charges," and the impact on cash from the reduction in concentrate inventory levels by certain bottlers, as discussed under the headings "Net Operating Revenues and Gross Profit" and "Operating Income and Operating Margin."

Since the inception of our initial share repurchase program in 1984 through our current program as of December 31, 2002, we have purchased more than 1 billion shares of our Company's common stock. This represents 32 percent of the shares outstanding as of January 1, 1984 at an average price per share of $13.13.

Our Company expects to make share repurchases of approximately $1.5 billion in 2003. As cash flows are expected to increase in subsequent years, our subsequent share repurchases are also expected to increase.

Dividend Policy

At its February 2003 meeting, our Board of Directors again increased our quarterly dividend, raising it to $.22 per share, equivalent to a full-year dividend of $.88 per share in 2003. This is our 41st consecutive annual increase. Our annual common stock dividend was $.80 per share, $.72 per share and $.68 per share in 2002, 2001 and 2000, respectively.

In 2002, our dividend payout ratio was approximately 65 percent of our net income. To free up additional cash for reinvestment in our high-return beverage business, our Board of Directors intends to gradually reduce our dividend payout ratio over time.

FINANCIAL RISK MANAGEMENT

Our Company uses derivative financial instruments primarily to reduce our exposure to adverse fluctuations in interest rates and foreign exchange rates and, to a lesser extent, adverse fluctuations in commodity prices and other market risks. We do not enter into derivative financial instruments for trading purposes. As a matter of policy, all our derivative positions are used to reduce risk by hedging an underlying economic exposure. Because of the high correlation between the hedging instrument and the underlying exposure, fluctuations in the value of the instruments are generally offset by reciprocal changes in the value of the underlying exposure. Virtually all of our derivatives are straightforward, over-the-counter instruments with liquid markets.

Foreign Currency

We manage most of our foreign currency exposures on a consolidated basis, which allows us to net certain exposures and take advantage of any natural offsets. With approximately 77 percent of 2002 Operating Income, excluding Corporate, generated outside the United States, weakness in one particular currency is often offset by strengths in others over time. We use derivative financial instruments to further reduce our net exposure to currency fluctuations.

Our Company enters into forward exchange contracts and collars and purchases currency options (principally euro and Japanese yen) to hedge certain portions of forecasted cash flows denominated in foreign currencies. Additionally, the Company enters into forward exchange contracts to offset the earnings impact relating to exchange rate fluctuations on certain monetary assets and liabilities. The Company also enters into forward exchange contracts as hedges of net investments in international operations.

Interest Rates
Our Company monitors our percentage mix of fixed-rate and variable-rate debt, as well as our percentage mix of term debt versus nonterm debt. This monitoring includes a review of business and other financial risks as noted above. We also enter into interest rate swap agreements to manage these risks.

Value at Risk
Our Company monitors our exposure to financial market risks using several objective measurement systems, including value-at-risk models. Our value-at-risk calculations use a historical simulation model to estimate potential future losses in the fair value of our derivatives and other financial instruments that could occur as a result of adverse movements in foreign currency and interest rates. We have not considered the potential impact of favorable movements in foreign currency and interest rates on our calculations. We examined historical weekly returns over the previous 10 years to calculate our value at risk. The average value at risk represents the simple average of quarterly amounts over the past year. As a result of our foreign currency value-at-risk calculations, we estimate with 95 percent confidence that the fair values of our foreign currency derivatives and other financial instruments, over a one-week period, would decline by less than $34 million, $43 million and $37 million, respectively, using 2002, 2001 or 2000 average fair values and by less than $31 million and $37 million, respectively, using December 31, 2002 and 2001 fair values. According to our interest rate value-at-risk calculations, we estimate with 95 percent confidence that any increase in our net interest expense due to an adverse move in our 2002 average or in our December 31, 2002 interest rates over a one-week period would not have a material impact on our financial statements. Our December 31, 2001 and 2000 estimates also were not material to our financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

VOLUME
We measure our sales volume in two ways: (1) gallons and (2) unit cases of finished products. "Gallons" represent our primary business and measure the volume of concentrates, syrups, beverage bases, finished beverages and powders (in all cases, expressed in equivalent gallons of syrup) for all beverage products which are reportable as unit case volume. Most of our revenues are based on this measure of primarily wholesale activity, which consists mainly of our sales to bottlers and customers.

We also measure volume in unit cases. "Unit case" means a unit of measurement equal to 192 U.S. fluid ounces of finished beverage (24 eight-ounce servings). "Unit case volume" means the number of unit cases (or unit case equivalents) of Company trademark or licensed beverage products directly or indirectly sold by the Coca-Cola system to customers. Volume primarily consists of beverage products bearing Company trademarks. Also included in volume are certain products licensed to our Company or owned by our bottling partners, for which our Company provides marketing support and derives profit from the sales. Such products licensed to our Company or owned by our bottling partners account for a minimal portion of total unit case volume. Although most of our Company's revenue is not based directly on unit case volume, we believe unit case volume is one of the measures of the underlying strength of the Coca-Cola system because it measures trends at the consumer level.

Our worldwide unit case volume increased 5 percent in 2002, on top of a 4 percent increase in 2001. The increase reflects acquisitions (refer to Note 18) and consistent performance across certain key operations despite difficult global economic conditions. The Coca-Cola system sold 18.7 billion unit cases in 2002.

APPLICATION OF CRITICAL ACCOUNTING POLICIES
Management has discussed with our Audit Committee the development, selection and disclosure of our critical accounting policies and estimates and the application of these policies and estimates.

Consolidation and Basis of Presentation

Our financial statements include the accounts of The Coca-Cola Company and all subsidiaries. We consolidate all entities that our Company controls, and we do not have any unconsolidated "special purpose" entities. Under current accounting guidance, our Company is not permitted to consolidate companies we do not control. For investments in companies in which we have the ability to exercise significant influence over operating and financial policies, such entities are accounted for by the equity method. Our judgments regarding the level of influence of each equity method investment include considering key factors such as our ownership interest, representation on the board of directors, participation in policy making decisions and material intercompany transactions. Consolidated net income includes our Company's share of the net earnings of these companies. The difference between consolidation and the equity method impacts certain financial ratios because of the presentation of the detailed line items reported in the financial statements. However, our consolidated net income for the period and our share-owners' equity at the end of the period are the same whether the investment in the company is accounted for under the equity method or the company is consolidated. We record our investments in other companies that we do not control and for which we do not have the ability to exercise significant influence under the cost method. In accordance with the cost method, the assets are recorded at cost or fair value, as appropriate. Our Company eliminates from our financial results all significant intercompany transactions, including transactions with equity method investees.

The table below presents Equity Income (Loss) and Income Before Income Taxes and Cumulative Effect of Accounting Change, of which Equity Income (Loss) is a component. The purpose of the table is to present the relative significance of Equity Income (Loss) to Income Before Income Taxes and Cumulative Effect of Accounting Change.

YEAR ENDED DECEMBER 31, *(In millions)*	2002	2001	2000
Equity income (loss)	**$ 384**	$ 152	$ (289)
Income before income taxes and cumulative effect of accounting change	**$ 5,499**	$ 5,670	$ 3,399

The table below presents our Equity Method Investments, Cost Method Investments, Principally Bottling Companies and Total Assets. The purpose of the table is to present the relative significance of our equity and cost method investments to Total Assets.

DECEMBER 31, *(In millions)*	2002	2001
Equity method investments	**$ 4,737**	$ 5,128
Cost method investments, principally bottling companies	**$ 254**	$ 294
Total assets	**$ 24,501**	$ 22,417

Our CCEAG business combination represents a good example related to consolidation and management's consideration regarding control. We concluded that CCEAG should be consolidated with our Company based on the following.

Prior to February 2002, our Company accounted for CCEAG under the equity method of accounting. Our Company has an approximate 41 percent ownership interest in the outstanding shares of CCEAG. In accordance with the terms of the CPL, our Company obtained control of CCEAG for a period of up to five years. In return for control of CCEAG, the Company guaranteed annual payments, in lieu of dividends by CCEAG, to all other CCEAG share owners. Additionally, all other CCEAG share owners entered into either a put or put/call option agreement with the Company, exercisable at the end of the term of the CPL at agreed prices. Our Company entered into either put or put/call agreements for shares representing an approximate 59 percent interest in CCEAG. The spread in the strike prices of the put and call options is only approximately 3 percent.

Since the terms of the CPL transfer control and all of the economic risks and rewards of CCEAG to the Company immediately, we determined consolidation was appropriate. Refer to Note 18.

Recoverability of Noncurrent Assets

Management's assessment of the recoverability of noncurrent assets involves critical accounting estimates. The relevant factors for assessing recoverability for each classification of noncurrent assets are discussed below. For the following assets, tests of impairment are performed if certain conditions exist that may indicate the carrying value may not be recoverable.

(In millions except percentages)	December 31, 2002	Percentage of Total Assets
Equity method investments	$ 4,737	19
Cost method investments, principally bottling companies	$ 254	1
Other assets	$ 2,694	11
Property, plant and equipment, net	$ 5,911	24
Amortized intangible assets, net (various, principally trademarks)	$ 100	Less than 1

For the year ended December 31, 2002, depreciation expense for Property, Plant and Equipment was $614 million, and amortization expense, primarily related to infrastructure programs (recorded in Other Assets) and amortized intangible assets, was $192 million.

For the following assets, tests of impairment are performed at least annually. Impairment tests would be performed more frequently if events or circumstances indicate that an asset may be impaired.

(In millions except percentages)	December 31, 2002	Percentage of Total Assets
Trademarks with indefinite lives	$ 1,724	7
Bottlers' franchise rights	$ 846	3
Goodwill	$ 726	3
Other intangible assets not subject to amortization	$ 157	1

Operating in more than 200 countries subjects our Company to many uncertainties and potential changes in various economic, political and regulatory environments. As a result, many assumptions about the recoverability of noncurrent assets must be made by management. Two examples of such economic, political and regulatory changes are as follows. First, Germany recently enacted changes in the deposit laws on nonreturnable packages. Many retailers significantly lowered their inventory level on selected package types. Looking forward, the Coca-Cola system is well positioned to manage trends in both returnable and nonreturnable packages. Second, if the political and economic situation in the Middle East results in a continued deterioration of the business environment, our business results and the valuation of our noncurrent assets could be impacted. Currently, these items have not required a charge; however, we will continue to monitor these situations as they develop.

Equity Method and Cost Method Investments

The most significant judgment in management's recoverability assessments is the determination of the fair value of our equity method and cost method investments. For most publicly traded investments, the fair value of our Company's investment is often readily available based on quoted market prices. For non–publicly traded investments, management's assessment of fair value is based on valuation methodologies including discounted cash flows, estimates of sales proceeds and external appraisals, as appropriate. The ability to accurately predict future cash flows, especially in markets such as the Middle East, Africa and Latin America, may impact the determination of fair value. The current unstable economic and political conditions and civil unrest in the Middle East, northern Africa and Venezuela could have an adverse impact on our Company's business results and valuation of assets in those regions.

In the event a decline in fair value of an investment occurs, management may be required to determine if the decline in market value is other than temporary. Management's assessments as to the nature of a decline in fair value are based on the valuation methodologies discussed above and our ability and intent to hold the investment. If the fair value is less than the carrying value and the decline in value is considered to be other than temporary, an appropriate write-down is recorded.

Management's assessments of fair value in accordance with these valuation methodologies represent our best estimates as of the time of the impairment review and are consistent with our internal planning. The estimates used by management can change over time as such amounts are influenced by future events and factors. If different fair values were estimated, this could have a material impact on the financial statements. Furthermore, conditions in markets around the world change, and thus our accounting estimates may change from period to period. External factors outside the control of management can be elements in determining estimates related to these investments. Factors that management must estimate when performing impairment tests include, among other items, sales volume, prices, inflation, marketing spending, exchange rates and capital spending.

An example of management's assessment and recognition of impairment of an investment is as follows. In the first quarter of 2002, our Company recorded a noncash pretax charge of approximately $157 million (recorded in the caption Other Income (Loss)—Net) primarily related to the write-down of our investments in Latin America. This write-down reduced the carrying value of the investments in Latin America to fair value. The charge was primarily the result of the economic developments in Argentina during the first quarter of 2002, including the devaluation of the Argentine peso and the severity of the unfavorable economic outlook.

Other Assets

Our Company invests in infrastructure programs with our bottlers that are directed at strengthening our bottling system and increasing unit case volume. Additionally, our Company advances payments to certain customers to fund marketing activities intended to generate profitable volume. Advance payments are also made to certain customers for distribution rights. Payments under these programs are generally capitalized as Other Assets on our balance sheets. Management periodically evaluates the recoverability of these assets by preparing estimates of sales volume, the resulting gross profit, cash flows and other factors. Accuracy of our recoverability assessments is based on management's ability to accurately predict certain key variables such as sales volume, prices, inflation, marketing spending, exchange rates and capital spending. Predicting these key variables involves uncertainty about future events; however, the assumptions used are consistent with our internal planning. If the assets are assessed to be recoverable, they are amortized over the periods benefited. If the carrying value of these assets is considered to be not recoverable, such assets are written down as appropriate.

The assumptions and conditions for Other Assets reflect management's best assumptions and estimates. However, these items involve inherent uncertainties, as described above, which may or may not be controllable by management. An example of a variable we can influence is increasing marketing spending in a particular market. Bankruptcy or economic challenges of a particular customer represent uncertainties that are not controllable by management. As a result, if other assumptions and estimates had been used in the current period, the balances for Other Assets could have been materially impacted. Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

During each quarter in 2002, management considered and analyzed impairment indicators related to Other Assets. Based on our analysis, we concluded that no material items recorded in Other Assets required an impairment charge.

Property, Plant and Equipment

Certain events or changes in circumstances may indicate that the recoverability of the carrying amount of Property, Plant and Equipment should be assessed. Such events or changes may include a significant decrease in market value, a significant change in the business climate in a particular market, or a current-period operating or cash flow loss combined with historical losses or projected future losses. If an event occurs or changes in circumstances are present, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value.

The ability to accurately predict future cash flows, especially in emerging and developing markets such as the Middle East, Africa and Latin America, may impact the determination of fair value. Management's assessments of cash flows represent our best estimate as of the time of the impairment review and are consistent with our internal planning. If different cash flows had been estimated in the current period, the Property, Plant and Equipment balances could have been materially impacted. Furthermore, our accounting estimates may change from period to period as conditions in markets around the world change, and this could materially impact our results in future periods. Factors that management must estimate when performing impairment tests include, among other items, sales volume, prices, inflation, marketing spending, exchange rates and capital spending.

During each quarter in 2002, management considered and analyzed impairment indicators related to Property, Plant and Equipment. Based on our analysis, we concluded that no material items recorded in Property, Plant and Equipment required an impairment charge.

Goodwill, Trademarks and Other Intangible Assets

Effective January 1, 2002, our Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." The adoption of SFAS No. 142 was required in accordance with accounting principles generally accepted in the United States, and no adoption alternatives are allowed. Such statement required an initial impairment assessment involving a comparison of the fair value of goodwill, trademarks and other intangible assets to current carrying value. Upon adoption, we recorded a loss for the cumulative effect of accounting change for SFAS No. 142, net of income taxes, of $367 million for Company operations and $559 million for equity investees. As required by the standard, we did not restate prior periods. The adoption of SFAS No. 142 resulted in a pretax reduction in 2002 amortization expense of approximately $60 million, and 2002 equity income increased by approximately $150 million.

SFAS No. 142 classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. For intangible assets with definite lives, tests for impairment must be performed if conditions exist that indicate the carrying value may not be recoverable. For intangible assets with indefinite lives and goodwill, tests for impairment must be performed at least annually. Such tests for impairment are also required for intangible assets recorded by our equity method investees.

Our trademarks and other intangible assets determined to have definite lives are amortized over their useful lives. In accordance with SFAS No. 142, if conditions exist that indicate the carrying value may not be recoverable, we review such trademarks and other intangible assets with definite lives for impairment to ensure they are appropriately valued. Such conditions may include an economic downturn in a market or a change in the assessment of future operations. Trademarks and other intangible assets determined to have an indefinite useful life are not amortized. We test such trademarks and other intangible assets with indefinite useful lives for impairment annually or more frequently if events or circumstances indicate that assets might be impaired. Goodwill is not amortized. We perform tests for impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying value, including goodwill. Impairment assessments are performed using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where applicable, an appropriate discount rate is used, based on the Company's cost of capital rate or location–specific economic factors. In 2002, we tested goodwill for impairment. Based on these assessments, we concluded that such assets did not require an impairment charge.

Management estimates the future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets. The key variables that management must estimate include, among other items, sales volume, prices, inflation, marketing spending, exchange rates and capital spending. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties; however, the assumptions used are consistent with our internal planning. Management periodically evaluates and updates the estimates based on the conditions that influence these variables. If such assets are considered impaired, they are written down to fair value as appropriate.

The assumptions and conditions for goodwill, trademarks and other intangible assets reflect management's best assumptions and estimates. However, these items involve inherent uncertainties, as described above, that may or may not be controllable by management. An example of a variable we can influence is increasing marketing spending in a particular market. Economic and political conditions, such as civil unrest in the Middle East, represent uncertainties that are not controllable by management. As a result, if other assumptions and conditions had been used in the current period, the balances for goodwill, trademarks and other intangible assets could have been materially impacted. Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

Contingencies
Our Company is involved in various legal proceedings. Refer to Note 11. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental intervention. Management assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate. Management believes that any liability to the Company that may arise as a result of currently pending legal proceedings will not have a material adverse effect on the financial condition of the Company taken as a whole.

Adoption of New Accounting Policy—Stock-Based Compensation
Our Company currently sponsors stock option plans and restricted stock award plans. Prior to 2002, our Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and related interpretations. No stock-based employee compensation expense for stock options was reflected in Net Income for the years ended December 31, 2001 and 2000, as all stock options granted under those plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant. Effective January 1, 2002, our Company adopted the preferable fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under the modified prospective transition method selected by our Company as described in SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," compensation cost recognized in 2002 of approximately $365 million is the same as that which would have been recognized had the fair value method of SFAS No. 123 been applied from its original effective date. The 2002 expense was recorded in the caption Selling, General and Administrative Expenses. In accordance with the modified prospective method of adoption, results for prior years have not been restated.

Our Company voluntarily made a choice to change to the preferable method of accounting for employee stock options in accordance with SFAS No. 123. We concluded that stock options are a form of employee compensation expense, and therefore it is appropriate that these costs be recorded in our financial results to more clearly reflect economic reality. Refer to the heading "Corporate Governance."

Our Company uses the Black-Scholes option-pricing model to determine the fair value of each option grant. To ensure the best market-based assumptions were used to determine the estimated fair value of stock options granted in 2002, we obtained two independent market quotes. Our Black-Scholes value was not materially different from the independent quotes. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk-free interest rates. These assumptions reflect management's best estimates, but these items involve inherent uncertainties based on market conditions generally outside of the control of our Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.

Refer to Notes 1 and 13.

OPERATIONS

Analysis of Consolidated Statements of Income

YEAR ENDED DECEMBER 31, *(In millions except per share data and percentages)*	2002	2001	2000	Percent Change 02 vs. 01	Percent Change 01 vs. 00
NET OPERATING REVENUES	**$ 19,564**	$ 17,545	$ 17,354	12	1
Cost of goods sold	**7,105**	6,044	6,204	18	(3)
GROSS PROFIT	**12,459**	11,501	11,150	8	3
GROSS PROFIT MARGIN	**63.7%**	65.6%	64.3%		
Selling, general and administrative expenses	**7,001**	6,149	6,016	14	2
Other operating charges	**—**	—	1,443	*	*
OPERATING INCOME	**5,458**	5,352	3,691	2	45
OPERATING MARGIN	**27.9%**	30.5%	21.3%		
Interest income	**209**	325	345	(36)	(6)
Interest expense	**199**	289	447	(31)	(35)
Equity income (loss)	**384**	152	(289)	153	*
Other income (loss)—net	**(353)**	39	99	*	(61)
Gains on issuances of stock by equity investee	**—**	91	—	*	*
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	**5,499**	5,670	3,399	(3)	67
Income taxes	**1,523**	1,691	1,222	(10)	38
Effective tax rate	**27.7%**	29.8%	36.0%		
NET INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	**3,976**	3,979	2,177	—	83
Cumulative effect of accounting change for SFAS No. 142, net of income taxes:					
Company operations	**(367)**	—	—	*	*
Equity investees	**(559)**	—	—	*	*
Cumulative effect of accounting change for SFAS No. 133, net of income taxes	**—**	(10)	—	*	*
NET INCOME	**$ 3,050**	$ 3,969	$ 2,177	(23)	82
PERCENTAGE OF NET OPERATING REVENUES	**15.6%**	22.6%	12.5%		
NET INCOME PER SHARE:					
Basic	**$ 1.23**	$ 1.60	$ .88	(23)	82
Diluted	**$ 1.23**	$ 1.60	$ .88	(23)	82

* Calculation is not meaningful.

Refer to the above Analysis of Consolidated Statements of Income in condensed form while reading the operations review below.

Net Operating Revenues and Gross Profit

Net Operating Revenues increased by $2,019 million in 2002 versus 2001. The 2001 increase compared to 2000 was $191 million.

The following table indicates, on a percentage basis, the estimated impact of key factors resulting in significant increases (decreases) in Net Operating Revenues:

YEAR ENDED DECEMBER 31,	2002 vs. 2001	2001 vs. 2000
Increase in gallon shipments, including acquisitions	5%	5%
Price and product/geographic mix	3	—
Structural changes	6	—
Negative impact of the stronger U.S. dollar	(2)	(4)
Total percentage increase	12%	1%

Increases in gallon shipments, price increases and product/geographic mix in selected countries positively impacted our 2002 Net Operating Revenues. The improvements in these core business factors reflected a positive trend in 2002. Furthermore, the acquisitions of our interests in Odwalla, Inc. (Odwalla), CCDA Waters, L.L.C. (CCDA) and CBC also contributed to the increased 2002 Net Operating Revenues.

The most significant structural change (defined by the Company as purchasing and disposing of bottling and canning operations) in 2002 was the consolidation of CCEAG. This consolidation was partially offset by the sale and resulting deconsolidation of our Russian and Baltics bottling operations.

The combined 2002 Net Operating Revenues for the structural change of CCEAG and the acquisitions of our interests in Odwalla, CCDA and CBC were approximately $1.5 billion. The Russian and Baltics bottling operations accounted for approximately $150 million of 2001 Net Operating Revenues.

The continued strength of the U.S. dollar in 2002 relative to most major currencies had a negative impact on Net Operating Revenues. The stronger U.S. dollar compared to the Japanese yen, the Argentine peso, the Mexican peso, the Brazilian real, the Venezuelan bolivar and the South African rand was partially offset by strength in the euro. For further discussion of the impact of exchange and expected trends, refer to the heading "Exchange."

In 2001, gallon shipments and price increases in selected countries positively impacted Net Operating Revenues, offset by a negative impact for product/geographic mix.

Consolidation of the Nordic and Brazilian bottling operations in 2001 represented structural changes increasing Net Operating Revenues. The sale of our previously owned vending operations in Japan and canning operations in Germany offset these increases.

Again, a stronger U.S. dollar in 2001 relative to most major currencies had a negative impact on Net Operating Revenues.

Our Cost of Goods Sold increased in 2002 compared to 2001 primarily as a result of the acquisitions of our interests in Odwalla, CCDA and CBC and the structural change of CCEAG. Total combined 2002 Cost of Goods Sold for these entities was $844 million.

Our decrease in 2002 Gross Profit margin was due primarily to the consolidation of lower-margin operations, primarily the CCEAG structural change and the acquisitions of our interests in Odwalla, CCDA and CBC. These decreases were partially offset by the sale and resulting deconsolidation of our Russian and Baltics bottling operations. Our Gross Profit margin increase in 2001 compared to 2000 was primarily due to the sale in 2001 of our Japan vending and German canning operations, partially offset by the consolidation in 2001 of the Nordic and Brazilian bottling operations. Generally, bottling, canning and vending operations produce higher net revenues but lower gross margins compared to concentrate and syrup operations.

In 2000, certain bottlers reduced their concentrate inventory levels. This was based on a joint review performed by the Company and our bottlers around the world in order to determine the optimum level of bottler concentrate inventories. The joint review established that opportunities existed to reduce the level of concentrate inventory carried by bottlers in various regions of the world. During the first half of 2000, bottlers in these regions reduced concentrate inventory levels, the majority of which occurred during the first three months of 2000. This reduction in bottler concentrate inventory levels negatively impacted our Company's concentrate sales, thereby reducing Net Operating Revenues, Cost of Goods Sold and Gross Profit.

Information about our Net Operating Revenues by operating segment on a percentage basis is as follows:

YEAR ENDED DECEMBER 31,	2002	2001	2000
North America	**32.0%**	32.7%	32.7%
Africa	**3.5**	3.6	3.6
Europe, Eurasia & Middle East	**26.9**	22.6	22.6
Latin America	**10.7**	12.4	11.7
Asia	**25.8**	27.7	28.5
Corporate	**1.1**	1.0	0.9
Net Operating Revenues	**100.0%**	100.0%	100.0%

The 2002 Net Operating Revenues for Europe, Eurasia and Middle East increased primarily due to the consolidation of CCEAG. Net Operating Revenues in 2002 for Latin America were negatively impacted by exchange fluctuations and challenging economic conditions, primarily in Argentina, Venezuela and Brazil. As indicated by the table, changes from 2000 to 2001 were not significant.

Selling, General and Administrative Expenses

The following table includes the significant components of Selling, General and Administrative Expenses (in millions):

YEAR ENDED DECEMBER 31,	2002	2001	2000
Selling expenses	**$ 4,690**	$ 4,365	$ 4,315
General and administrative expenses	**1,946**	1,743	1,658
Stock-based compensation expense	**365**	41	43
Selling, General and Administrative Expenses	**$ 7,001**	$ 6,149	$ 6,016

Acquisitions of our interests in Odwalla, CCDA and CBC and the structural change of CCEAG increased selling expenses by $430 million and general and administrative expenses by $136 million in 2002. These increases were partially offset by the sale and resulting deconsolidation of our Russian and Baltics bottling operations.

The adoption of SFAS No. 142 and its related impact is discussed under "Application of Critical Accounting Policies" and in Notes 1 and 4. Upon adoption of SFAS No. 142, intangible assets that have indefinite lives and goodwill previously amortized are no longer amortized. Due to the adoption of SFAS No. 142, amortization expense for 2002 was reduced by approximately $60 million, and future years will be reduced by approximately $60 million annually. Substantially all such amortization expense was included in the general and administrative expenses line item.

As discussed under "Application of Critical Accounting Policies" and in Notes 1 and 13, effective January 1, 2002, our Company adopted the preferable fair value recognition provisions of SFAS No. 123 and selected the modified prospective transition method under the provisions of SFAS No. 148. Prior to 2002, our Company accounted for stock-based compensation under the recognition and measurement provisions of APB No. 25 and related interpretations. No stock-based employee compensation expense for stock options was reflected in Net Income for the years ended December 31, 2001 and 2000. In 2002, compensation expense was recognized as if the fair value method of SFAS No. 123 had been applied from its original effective date.

Acquisitions and structural changes increased Selling, General and Administrative Expenses by approximately $45 million in 2001 compared to 2000. The consolidation in 2001 of the Nordic and Brazilian bottling operations accounted for a majority of the increase. The sale in 2001 of our Japan vending and German canning operations partially offset this increase.

A stronger U.S. dollar relative to most major currencies decreased Selling, General and Administrative Expenses in 2002 compared to 2001 and also in 2001 compared to 2000.

Pension Benefits

Net periodic cost for our defined benefit pension plans was $72 million, $62 million and $39 million, respectively, for the years ended December 31, 2002, 2001 and 2000. These expenses are included in general and administrative expenses.

To develop our expected long-term rate of return assumption on our pension plan assets, our Company uses long-term historical actual return experience, the expected investment mix of the plans' assets and estimates of future long-term investment returns. The expected long-term rate of return assumption is used in the net periodic pension cost calculation. This assumption is reviewed and set annually. For 2003, our weighted-average expected long-term rate of return assumption will be approximately 7 1/4 percent compared to 8 1/4 percent in 2002. The discount rate assumption used for pension accounting reflects rates available on high-quality, fixed-income debt instruments on December 31 of each year.

The rate of compensation increase is another assumption used for pension accounting and is determined by the Company based upon annual reviews.

The decrease in our expected weighted-average, long-term rate of return assumption, a decrease in our discount rate assumption and increased amortization of actuarial losses is expected to increase our net periodic pension cost by $30 million to $40 million in 2003 compared to 2002.

Our Company funds the U.S. qualified pension plans in accordance with Employee Retirement Income Security Act (ERISA) regulations for the minimum annual contribution and with Internal Revenue Service (IRS) regulations for the maximum annual contribution allowable as a tax deduction. International pension plans are funded in accordance with local laws and income tax regulations.

As of December 31, 2002, the projected benefit obligation of the primary qualified U.S. pension plan was $1,205 million, and the fair value of plan assets was $1,028 million. In 2002, we made a contribution to this plan of $124 million, which was the maximum tax-deductible contribution allowed by the IRS. In January 2003, we made a contribution to the plan of $145 million.

As of December 31, 2002, the projected benefit obligation of all other pension plans was $977 million, and the fair value of all other pension plan assets was $424 million. The majority of this difference is attributable to an international pension plan for certain non-U.S. employees that is unfunded due to tax law restrictions, as well as our unfunded U.S. nonqualified pension plans. These U.S. nonqualified pension plans provide benefits for certain members of management that are not permitted to be funded through a qualified plan because of limits imposed by the Internal Revenue Code.

Refer to Note 14.

Other Operating Charges

During 2000, we recorded total Other Operating Charges of approximately $1,443 million. Of this $1,443 million, approximately $405 million related to the impairment of certain bottling, manufacturing and intangible assets; approximately $850 million related to the Realignment; and approximately $188 million related to the settlement terms of a class action discrimination lawsuit.

In the first quarter of 2000, we recorded charges of approximately $405 million related to the impairment of certain bottling, manufacturing and intangible assets, primarily within our Indian bottling operations. These impairment charges were recorded to reduce the carrying value of the identified assets to fair value. Fair value was derived using cash flow analysis. The assumptions used in the cash flow analysis were consistent with those used in our internal planning. The assumptions included estimates of future growth in unit cases, gross margins, the impact of exchange rates and tax rates and incentives. The charge was primarily the result of our revised outlook for the Indian beverage market including the future expected tax environment. The remaining carrying value of long-lived assets within our Indian bottling operations, immediately after recording the impairment charge, was approximately $300 million.

In the first quarter of 2000, the Company initiated the Realignment, which reduced our workforce around the world and transferred responsibilities from our corporate headquarters to local revenue-generating operating units. The intent of the Realignment was to effectively align our corporate resources, support systems and business culture to fully leverage the local capabilities of our system.

Employees were separated from almost all functional areas of the Company's operations, and certain activities were outsourced to third parties. The total number of employees separated as of December 31, 2000 was approximately 5,200. Employees separated from the Company as a result of the Realignment were offered severance or early retirement packages, as appropriate, which included both financial and nonfinancial components. The Realignment expenses included costs associated with involuntary terminations, voluntary retirements and other direct costs associated with implementing the Realignment. Other direct costs included repatriating and relocating employees to local markets; asset write-downs; lease cancellation costs; and costs associated with the development, communication and administration of the Realignment. We recorded total charges of approximately $850 million related to the Realignment. During 2000, the Company achieved approximately $150 million in savings from the Realignment. Refer to Note 17.

In the fourth quarter of 2000, we recorded charges of approximately $188 million related to the settlement terms of, and direct costs related to, a class action discrimination lawsuit. The monetary settlement included cash payments to fund back pay, compensatory damages, a promotional achievement fund and attorneys' fees. In addition, the Company introduced a wide range of training, monitoring and mentoring programs. Of the $188 million, $50 million was donated to The Coca-Cola Foundation to continue its broad range of community support programs. In 2001, our Company paid out substantially all of this settlement.

Operating Income and Operating Margin

Information about our Operating Income by operating segment on a percentage basis is as follows:

YEAR ENDED DECEMBER 31,	2002	2001	2000
North America	**27.4%**	27.7%	38.2%
Africa	**4.1**	5.2	4.4
Europe, Eurasia & Middle East	**29.5**	27.3	35.5
Latin America	**19.0**	20.4	24.6
Asia	**33.3**	32.9	25.9
Corporate	**(13.3)**	(13.5)	(28.6)
Operating Income	**100.0%**	100.0%	100.0%

As demonstrated by the table above, the percentage contribution by each operating segment to Operating Income fluctuated from year to year. Operating Income was influenced by a variety of factors and events, primarily the following items:

- In 2002, Latin America was negatively impacted by exchange fluctuations and challenging economic conditions, primarily in Argentina, Venezuela and Brazil.
- In 2002, Operating Income was reduced by $119 million for North America, $24 million for Africa, $51 million for Europe, Eurasia and the Middle East, $22 million for Latin America, $51 million for Asia and $106 million for Corporate to include the impact of adopting the fair value method of accounting for stock-based compensation under SFAS No. 123.
- In the first quarter of 2000, Operating Income was reduced by $3 million for North America, $397 million for Asia and $5 million for Corporate related to the other operating charges recorded for asset impairments.
- The Realignment in 2000 accounted for operating charges of $132 million for North America, $40 million for Africa, $198 million for Europe, Eurasia and Middle East, $59 million for Latin America, $127 million for Asia and $294 million for Corporate.
- In 2000, a $188 million charge was recorded by Corporate related to the settlement terms of a discrimination lawsuit, including a donation to The Coca-Cola Foundation.
- As previously discussed, certain bottlers reduced their concentrate inventory levels in 2000. This reduction negatively impacted 2000 Operating Income and Operating Margin.

MARGIN ANALYSIS


NET OPERATING REVENUES (IN BILLIONS)
GROSS MARGIN
OPERATING MARGIN
$19.6
63.7%
27.9%
$17.5
65.6%
30.5%
$17.4
64.3%
21.3%
2002
2001
2000

Interest Income and Interest Expense

A majority of the 2002 decrease of $116 million in Interest Income compared to 2001 was due to lower interest rates earned on short-term investments during 2002. Nevertheless, the Company continues to benefit from cash invested in locations outside the United States earning higher interest rates than could be obtained within the United States. Conversely, a majority of our Interest Expense is incurred on borrowings in the United States. The 2002 decrease in interest expense of $90 million versus 2001 was due mainly to both a decrease in average commercial paper borrowings and lower interest rates for commercial paper borrowings. The decrease in interest expense for commercial paper borrowings was partially offset by increased interest expense on long-term debt related to the consolidation of CCEAG (refer to Note 18) and the issuance during 2002 of $750 million of notes due June 1, 2005. The proceeds from this $750 million long-term debt issuance were used to reduce current debt (refer to Note 7).

In 2001, our Interest Income decreased by $20 million primarily due to lower interest rates. Interest Expense decreased in 2001 by $158 million due to both a decrease in average commercial paper borrowings and lower interest rates. In 2001, the Company used cash flow from operations after capital expenditures to reduce commercial paper borrowings.

Equity Income (Loss)

A $232 million increase in 2002 Equity Income (Loss), as compared to 2001, was due to the overall improving health of the Coca-Cola bottling system around the world and the favorable impact of reduced amortization resulting from the adoption of SFAS No. 142. Specific items with a positive impact to Equity Income (Loss) were the increase in equity income for Coca-Cola Enterprises of approximately $209 million due to improving trends in operating and financial performance (which included a $90 million favorable impact resulting from the adoption of SFAS No. 142) and the reduction in amortization expenses of approximately $60 million for investments other than Coca-Cola Enterprises resulting from the implementation of SFAS No. 142. Due to the adoption of SFAS No. 142, Equity Income (Loss) for 2002 was increased by approximately $150 million, and future years will be increased by approximately $150 million annually as a result of reduced amortization expense. These increases were offset by selected equity method investments in Latin America that have been adversely impacted by ongoing economic difficulties, as well as our Company's share of impairment and restructuring charges taken by certain equity method investees in Latin America during the third quarter of 2002. The Company's share of these charges was approximately $33 million.

For 2002, our Company's share of income from equity method investees was also favorably impacted by a benefit related to our share of the gain on the sale by Cervejarias Kaiser S.A. (Kaiser S.A.) of its interests in Cervejarias Kaiser Brazil, Ltda to Molson Inc. (refer to Note 16). Approximately $21 million of our share of the pretax gain from the sale by Kaiser S.A. was recorded in Equity Income (Loss) with the remaining portion, $22 million, recorded in the caption Other Income (Loss)—Net.

Our Company's share of income from equity method investments in 2001, versus a loss in 2000, was due primarily to an improvement in operating performance by the majority of our equity investees and the impact of impairment charges on equity investees in 2000 as discussed below.

As of January 1, 2001, Coca-Cola Enterprises changed its method of accounting for infrastructure development payments received from the Company. Prior to this change, Coca-Cola Enterprises recognized these payments as offsets to incremental expenses of the programs in the periods in which they were incurred. Coca-Cola Enterprises now recognizes the infrastructure development payments received from the Company as income when obligations are performed under the contracts. Because we eliminate the financial effect of significant intercompany transactions (including transactions with equity method investees), this change in accounting method by Coca-Cola Enterprises had no impact on the results of our operations. Refer to Note 2.

In 2000, our Company's share of losses from equity method investments totaled $289 million. This included a charge of approximately $306 million for the Company's portion of a charge recorded by Coca-Cola Amatil to reduce the carrying value of its investment in the Philippines. In addition, Panamerican Beverages, Inc. (Panamco) wrote down selected assets, including the impairment of the value of its Venezuelan operating unit. The Company's portion of this charge was approximately $124 million. Also contributing to the equity losses were charges recorded by investees in Eurasia and the Middle East. These charges were partially offset by an overall improvement in operating performance by our investee bottlers and the positive impact of lower tax rates on current and deferred taxes at CCEAG.

Other Income (Loss)—Net

Other Income (Loss)—Net in 2002 was principally composed of foreign currency exchange losses of approximately $118 million, the accretion of the discounted value of the CCEAG liability of approximately $38 million (refer to Note 18), the items discussed in this section below and minority interest accruals. The losses on currency exchange primarily occurred in Latin America and Africa, which experienced significant devaluation of currencies. The increase in the minority interest accruals primarily related to the acquisitions of our interests in CBC and CCDA. Refer to Note 18.

In the first quarter of 2002, our Company recorded a noncash pretax charge of approximately $157 million, primarily related to the write-down of certain investments in Latin America. This write-down reduced the carrying value of the investments to fair value. The charge was primarily the result of the economic developments in Argentina during the first quarter of 2002, including the devaluation of the Argentine peso and the severity of the unfavorable economic conditions. The Company expects to realize a minimal tax benefit from this write-down. The impact on 2002 diluted earnings per share was an after-tax reduction of approximately $0.06 per share.

As previously noted, $22 million of our share of the pretax gain from the sale by Kaiser S.A. was recorded in Other Income (Loss)—Net in 2002.

In 2001, Other Income (Loss)—Net declined to $39 million from $99 million in 2000, primarily reflecting the impact of a gain related to the merger of Coca-Cola Beverages and Hellenic Bottling Company S.A. during the third quarter of 2000. This merger resulted in a decrease of our Company's equity ownership interest from approximately 51 percent of Coca-Cola Beverages to approximately 24 percent of the combined entity, CCHBC. As a result of our Company's decreased equity ownership, a tax-free noncash gain of approximately $118 million was recognized.

Gains on Issuances of Stock by Equity Investee

If and when an equity investee issues its stock to third parties at a price in excess of our book value, our Company's equity in the underlying net assets of that investee increases. We generally record an increase to our investment account and a corresponding gain for these transactions. In July 2001, Coca-Cola Enterprises completed its acquisition of Hondo Incorporated and Herbco Enterprises, Inc., collectively known as Herb Coca-Cola. The transaction was valued at approximately $1.4 billion, with approximately 30 percent of the transaction funded with the issuance of approximately 25 million shares of Coca-Cola Enterprises common stock, and the remaining portion funded through debt and assumed debt. The issuance of shares resulted in a noncash pretax gain for our Company of approximately $91 million. This gain represents the increase in our Company's equity in the underlying net assets of the related investee. No gains on issuances of stock by equity investees were recorded to our statements of income during 2002 or 2000. Refer to Note 3.

Income Taxes

Our effective tax rate reflects tax benefits derived from significant operations outside the United States, which are generally taxed at rates lower than the U.S. statutory rate of 35 percent.

The effective tax rate for 2002 of 27.7 percent was impacted by two significant items: our share of the gain on the sale of Kaiser S.A. interests and the write-down of certain investments, primarily in Latin America. Excluding the impact of these items, our effective tax rate would have been approximately 27 percent for 2002. For 2003, the Company expects the ongoing effective tax rate to be approximately 27 percent.

The decrease in our effective tax rate in 2001 was primarily due to effective tax planning and the impact that the impairment charges recorded in 2000 had on the 2000 effective tax rate. The 2000 effective tax rate was primarily the result of our inability to realize a tax benefit associated with the impairment charges recorded in 2000, as previously discussed under the headings "Other Operating Charges" and "Equity Income (Loss)," partially offset by the tax-free gain of approximately $118 million related to the merger of Coca-Cola Beverages and Hellenic Bottling Company S.A., previously discussed under the heading "Other Income (Loss)–Net." Refer to Note 16.

During the first quarter of 2000, the U.S. and Japan taxing authorities entered into an Advance Pricing Agreement (APA) whereby the level of royalties paid by Coca-Cola (Japan) Company, Ltd. (our Subsidiary) to our Company was established for the years 1993 through 2001. Pursuant to the terms of the APA, our Subsidiary filed amended returns for the applicable periods reflecting the negotiated royalty rate. These amended returns resulted in the payment during the first and second quarters of 2000 of additional Japanese taxes. The effect on our financial performance and our effective tax rate was not material, due primarily to offsetting tax credits utilized on our U.S. income tax returns. The majority of the offsetting tax credits were realized in the first quarter of 2002.

Cumulative Effect of Accounting Change for SFAS No. 142, Net of Income Taxes

The adoption of SFAS No. 142 is a required change in accounting principle, and the cumulative effect of adopting this standard as of January 1, 2002 resulted in a noncash, after-tax decrease to net income of $367 million for Company operations and $559 million for the Company's proportionate share of its equity method investees. As noted above, the adoption of this accounting standard resulted in a pretax reduction in 2002 amortization expense of approximately $60 million, and 2002 equity income increased by approximately $150 million. Due to the adoption of SFAS No. 142, future years' amortization expense will also be reduced by approximately $60 million annually, and equity income will increase by approximately $150 million annually as a result of reduced amortization for equity method investees. Refer to the heading "Application of Critical Accounting Policies" and Notes 1 and 4.

Recent Developments

During the first quarter of 2003, the Company initiated steps to streamline and simplify its operations, primarily in North America and Germany.

In North America, the Company is integrating the operations of our three separate North American business units—Coca-Cola North America (including our interest in CCDA), The Minute Maid Company (including our Odwalla business) and Fountain. The integration is expected to result in a headcount reduction of approximately 1,000 people, with the identification of the individuals expected to be completed by the end of the first quarter of 2003.

In Germany, CCEAG has taken steps to improve efficiency in sales and distribution, including the closure of three bottling plants in 2003. The streamlining initiative is expected to affect approximately 900 employees in Germany.

The above initiatives are expected to result in a full-year 2003 charge to earnings of approximately $400 million on a pretax basis. The charge will be recorded primarily in the first and second quarters of 2003, with certain amounts impacting the second half of 2003.

As a result of the above initiatives, the Company's financial results are expected to benefit by at least $50 million (pretax) in 2003 and at least $100 million (pretax) on an annualized basis beginning in 2004.

LIQUIDITY AND CAPITAL RESOURCES

We believe our ability to generate cash from operations to reinvest in our business is one of our fundamental financial strengths. We expect cash flows from operations to be strong in 2003 and in future years. For the five-year period from 2003 through 2007, we estimate that cumulative cash flows from operations will be approximately $31 billion to $33 billion. Accordingly, our Company expects to meet all our financial commitments and operating needs during this time frame. Cash will be used for marketing commitments and other operating commitments, as well as investing and financing activities, including capital expenditures, dividends, share repurchases, acquisitions and debt repayment.

Cash Flows from Operating Activities and Investing Activities

Our statements of cash flows are summarized as follows (in millions):

YEAR ENDED DECEMBER 31,	2002	2001	2000
Net cash provided by operating activities	**$ 4,742**	$ 4,110	$ 3,585
Cash flows (used in) provided by investing activities:			
Acquisitions and investments	**(544)**	(651)	(397)
Purchases of investments and other assets	**(156)**	(456)	(508)
Proceeds from disposals of investments and other assets	**243**	455	290
Purchases of property, plant and equipment	**(851)**	(769)	(733)
Other	**121**	233	183
Net cash used in investing activities	**$ (1,187)**	$ (1,188)	$ (1,165)

Cash flows from operating activities increased by 15 percent for 2002 compared to 2001 primarily as a result of improved worldwide business operating results. Additionally, collection of tax receivables in 2002 of approximately $280 million in connection with the APA (refer to Note 15) increased our cash flows. These increases were partially offset by the following:

- pension plan contributions of approximately $124 million made during the second quarter of 2002;
- a stronger U.S. dollar.

Cash provided by operating activities in 2001 increased 15 percent from 2000. Solid 2001 business results primarily contributed to this increase. Additionally, 2000 operating cash flows were unfavorably impacted by the previously mentioned planned inventory reduction by certain bottlers as discussed under the heading "Net Operating Revenues," cash used in 2000 related to Realignment payments (refer to Note 17), and tax payments made pursuant to the terms of the APA. Refer to Note 15. These items were partially offset by a stronger U.S. dollar in 2001.

During 2002, cash outlays for investing activities included purchases of property, plant and equipment of $851 million and the acquisitions of our interests in CBC and CCDA for total combined consideration of approximately $328 million (refer to Note 18). These items were partially offset by the receipt of approximately $146 million in 2002 related to the 2001 sale of our Company's ownership interests in various Russian bottling operations.

The acquisitions of the Brazilian and Nordic bottling operations and Odwalla, together with the increased purchases of property, plant and equipment, primarily caused a $23 million increase in cash flows used in investing activities in 2001 versus 2000. Proceeds received from the sale of our Japan vending operations partially offset this increase.

Total capital expenditures for property, plant and equipment (including our investments in information technology) and the percentage of such totals by operating segment for 2002, 2001 and 2000 are as follows:

YEAR ENDED DECEMBER 31,	2002	2001	2000
Capital expenditures (in millions)	**$ 851**	$ 769	$ 733
North America	**39%**	44%	35%
Africa	**2%**	1%	1%
Europe, Eurasia & Middle East	**19%**	14%	27%
Latin America	**4%**	5%	2%
Asia	**25%**	14%	18%
Corporate	**11%**	22%	17%

Our Company currently estimates that purchases of property, plant and equipment are not expected to exceed $1 billion for 2003.

Financing Activities

Our cash flows used in financing activities are as follows (in millions):

YEAR ENDED DECEMBER 31,	2002	2001	2000
Cash flows (used in) provided by financing activities:			
Issuances of debt	**$ 1,622**	$ 3,011	$ 3,671
Payments of debt	**(2,378)**	(3,937)	(4,256)
Issuances of stock	**107**	164	331
Purchases of stock for treasury	**(691)**	(277)	(133)
Dividends	**(1,987)**	(1,791)	(1,685)
Net cash used in financing activities	**$ (3,327)**	$ (2,830)	$ (2,072)

Issuances and payments of debt included both short-term and long-term financing activities. The Company's commercial paper borrowings normally mature in less than three months from the date of issuance. On December 31, 2002, we had $2,331 million in lines of credit and other short-term credit facilities available, of which approximately $353 million was outstanding. All of this $353 million relates to our international subsidiaries.

The issuances of debt in 2002 primarily included $832 million of issuances of commercial paper with maturities over 90 days and $750 million in issuances of long-term notes due June 1, 2005. The payments of debt in 2002 primarily included $816 million related to commercial paper with maturities over 90 days, net payments of $1,280 million related to commercial paper with maturities less than 90 days and the $150 million redemption of 6 5/8 percent U.S. dollar notes.

The issuances of debt in 2001 and 2000 primarily included $2,383 million and $3,576 million, respectively, of issuances of commercial paper with maturities over 90 days. In 2001, we also had a $500 million issuance of long-term debt. The payments of debt in 2001 and 2000 primarily included $3,864 million and $3,624 million, respectively, related to commercial paper with maturities over 90 days. Net issuances related to commercial paper with maturities less than 90 days were $40 million in 2001. Net payments related to commercial paper with maturities less than 90 days were $317 million in 2000.

During 2002 and 2001, the Company repurchased common stock under the share repurchase plan authorized by our Board of Directors in October 1996. Our Company expects to make share repurchases of approximately $1.5 billion in 2003. As cash flows are expected to increase in subsequent years, our subsequent share repurchases are also expected to increase.

Dividends have increased every year for each of the last 41 years, and we expect these increases to continue in the future.

Off–Balance Sheet Arrangements and Aggregate Contractual Obligations

Off–Balance Sheet Arrangements—In accordance with the definition under new Securities and Exchange Commission rules, the following qualify as off–balance sheet arrangements:

- any obligation under certain guarantees or contracts;
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;
- any obligation under certain derivative instruments;
- any obligation under a material variable interest held by the registrant in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

The discussion below addresses each of the above items for our Company.

On December 31, 2002, our Company was contingently liable for guarantees of indebtedness owed by third parties in the amount of $494 million. Management concluded that the likelihood of any material amounts being paid by our Company is not probable. We do not provide any other guarantees. As of December 31, 2002, we are not liable for the debt of any unconsolidated entity, and we do not have any retained or contingent interest in assets as defined above. Additionally, all of our derivative instruments are recorded in our balance sheets. Refer to Notes 10 and 11.

Our Company has equity ownership interests in bottlers that we currently account for under the equity method of accounting. For certain bottlers, our Company holds variable interests such as providing financing and guarantees, in addition to our equity investments. As a result, these bottlers may be considered variable interest entities, and it is reasonably possible that the Company may be required to consolidate such variable interest entities when Financial Accounting Standards Board (FASB) Interpretation No. 46 becomes effective on July 1, 2003. The difference between consolidation and the equity method impacts certain financial ratios because of the presentation of the detailed line items reported in the financial statements. However, consolidated net income for the period and our share-owners' equity at the end of the period are the same whether the investment is accounted for under the equity method or is consolidated. We do not expect this interpretation to have a material impact on our financial statements.

Aggregate Contractual Obligations—As of December 31, 2002, the Company's contractual obligations, including payments due by period, are as follows (in millions):

	Payments Due by Period				
	Total	2003	2004–2005	2006–2007	2008 and Thereafter
Short-term loans and notes payable:					
Commercial paper borrowings	$ 2,122	$ 2,122	$ —	$ —	$ —
Lines of credit and other short-term borrowings	353	353	—	—	—
Current maturities of long-term debt	180	180	—	—	—
Long-term debt	2,701	—	1,611	24	1,066
Marketing and other commitments	2,550	403	731	510	906
Purchase obligations	4,577	752	892	524	2,409
Present value of liability to CCEAG share owners	741	—	—	741	—
Total contractual obligations	$ 13,224	$ 3,810	$ 3,234	$ 1,799	$ 4,381

As of December 31, 2002, the total other noncurrent liabilities included in our balance sheet not presented in the above table were $1,918 million. Refer to Notes 6, 7, 11, 14, 15 and 18.

Exchange

Our international operations are subject to certain opportunities and risks, including currency fluctuations and government actions. We closely monitor our operations in each country and seek to adopt appropriate strategies that are responsive to changing economic and political environments and to fluctuations in foreign currencies.

We use approximately 53 functional currencies. Due to our global operations, weaknesses in some of these currencies are often offset by strengths in others. In 2002, 2001 and 2000, the weighted-average exchange rates for foreign currencies in which the Company conducts operations (all operating currencies), and for certain individual currencies, strengthened (weakened) against the U.S. dollar as follows:

YEAR ENDED DECEMBER 31,	**2002**	2001	2000
All operating currencies	**(3)%**	(8)%	(5)%
Australian dollar	**5 %**	(13)%	(8)%
British pound	**5 %**	(5)%	(7)%
Euro	**5 %**	(5)%	(14)%
Japanese yen	**(3)%**	(11)%	4 %
Mexican peso	**(3)%**	1 %	2 %
South African rand	**(20)%**	(17)%	(15)%

These percentages do not include the effects of our hedging activities and, therefore, do not reflect the actual impact of fluctuations in exchange on our operating results. Our foreign currency management program is designed to mitigate, over time, a portion of the impact of exchange on Net Income and earnings per share. Taking into account the effects of our hedging activities, the impact of a stronger U.S. dollar reduced our Operating Income by approximately 3 percent in 2002, approximately 5 percent in 2001 and approximately 4 percent in 2000. Based on forecasts as of December 31, 2002, the Company expects exchange to have a neutral to slightly positive impact on our 2003 operating results when compared to 2002.

Exchange gains (losses)—net amounted to $(118) million in 2002, $(9) million in 2001 and $(12) million in 2000 and were recorded in Other Income (Loss)—Net in our statements of income. Exchange gains (losses)—net includes the remeasurement of monetary assets and liabilities from certain currencies into functional currencies and the costs of hedging certain exposures of our balance sheet.

Refer to Note 10.

FINANCIAL POSITION

Our balance sheet as of December 31, 2002, as compared to our balance sheet as of December 31, 2001, was significantly impacted by our Company's acquisition of CCEAG. Prior to consolidation, our investment in CCEAG was recorded as an equity method investment. Thus, the $716 million decrease in Equity Method Investments—Other, Principally Bottling Companies was primarily driven by the consolidation of CCEAG. Upon consolidation of CCEAG, the individual balances were included in the Company's respective balance sheet line items. The consolidations of CCEAG, CCDA, CBC and Odwalla were the main reason for the following changes in the Company's balance sheet from December 31, 2001 to December 31, 2002:

(1) $215 million increase in Trade Accounts Receivable;
(2) $239 million increase in Inventories;
(3) $1,458 million increase in Property, Plant and Equipment;
(4) $974 million increase in goodwill, trademarks and other intangible assets;
(5) $1,299 million increase in Other Liabilities.

Additionally, the asset impairments recorded as a result of the adoption of SFAS No. 142, which was effective January 1, 2002, also impacted the December 31, 2002 balance sheet, by reducing the balances in both investments and Other Assets and goodwill, trademarks and other intangible assets. Refer to Notes 1 and 4.

The $1,482 million increase in the Company's Long-Term Debt during 2002 was primarily due to two factors. The first factor was the consolidation of CCEAG, which had the effect of increasing debt by $843 million as of December 31, 2002, of which approximately $800 million is classified as long-term. The second factor was the issuance during 2002 of $750 million of notes due June 1, 2005. The proceeds of this $750 million long-term debt issuance were used to reduce current debt.

IMPACT OF INFLATION AND CHANGING PRICES

Inflation affects the way we operate in many markets around the world. In general, we believe that over time we are able to increase prices to counteract the majority of the inflationary effects of increasing costs and to generate sufficient cash flows to maintain our productive capability.

NEW ACCOUNTING STANDARDS

Effective January 1, 2002, our Company adopted the preferable fair value recognition provisions of SFAS No. 123 using the modified prospective transition method under the provisions of SFAS No. 148. Refer to the above heading "Application of Critical Accounting Policies—Stock-Based Compensation" and Notes 1 and 13.

Effective January 1, 2002, our Company adopted SFAS No. 142. Refer to the above heading "Application of Critical Accounting Policies—Goodwill, Trademarks and Other Intangible Assets" and Notes 1 and 4.

Effective January 1, 2002, our Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement requires the following three-step approach for assessing and recognizing the impairment of long-lived assets: (1) consider whether indicators of impairment of long-lived assets are present; (2) if indicators of impairment are present, determine whether the sum of the estimated undiscounted future cash flows attributable to the assets in question is less than their carrying amount; and (3) if less, recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. In addition, SFAS No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of other than by sale (such as abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset as "held for sale." The adoption of SFAS No. 144 did not have a material impact on our financial statements since it retained the fundamental provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," related to the recognition and measurement of the impairment of long-lived assets to be "held and used." However, we believe SFAS No. 144 is a statement impacting our critical accounting estimates for Other Assets and for Property, Plant and Equipment. For further discussion, refer to the heading "Application of Critical Accounting Policies—Recoverability of Noncurrent Assets."

Effective January 1, 2002, our Company adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF Issue No. 01-9 codifies and reconciles the EITF consensuses on all or specific aspects of EITF Issues No. 00-14, "Accounting for Certain Sales Incentives," No. 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentives Offers, and Offers for Free Products or Services to be Delivered in the Future," and No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," and identifies other related interpretive issues. The types of sales incentives provided by our Company to bottlers, resellers, vendors and customers of our Company's products principally include participation in sales promotion programs and volume-based incentives. Our Company adopted the provisions of EITF Issues No. 00-14 and No. 00-22 on January 1, 2001, resulting in the income statement reclassification of certain sales incentives. Upon adoption of EITF Issues No. 00-14 and No. 00-22, the Company reduced both Net Operating Revenues and Selling, General and Administrative Expenses by approximately $580 million and $569 million for the years ended December 31, 2001 and 2000, respectively. EITF Issue No. 01-9 required certain selling expenses incurred by the Company, not previously reclassified, to be classified as deductions from revenue. The adoption of the remaining items included in EITF Issue No. 01-9 resulted in the Company reducing both Net Operating Revenues and Selling, General and Administrative Expenses by approximately $2.5 billion in each of the years ended December 31, 2001 and 2000. These reclassifications had no impact on Operating Income. The aggregate amount of funds provided by our Company to bottlers, resellers, vendors and customers of our Company's products was approximately $3.4 billion, $3.1 billion and $3.1 billion, respectively, for the years ended December 31, 2002, 2001 and 2000. The increase in 2002 compared to 2001 was primarily due to structural changes.

Our Company adopted the provisions of SFAS No. 141, "Business Combinations," for all business combinations initiated after June 30, 2001. SFAS No. 141 requires all business combinations to be accounted for by a single method—the purchase method. Furthermore, SFAS No. 141 requires recognition of intangible assets apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill. This statement did not have a material impact on our financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. This statement will impact the timing of our recognition of liabilities for costs associated with exit or disposal activities.

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. As discussed further in Note 10, the 2002 and 2001 financial statements were prepared in accordance with the provisions of SFAS No. 133. Prior years' financial statements have not been restated. The 2000 financial statements were prepared in accordance with the applicable professional literature for derivatives and hedging instruments in effect at that time.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in interim and annual financial statements about the obligations under certain guarantees. Our Company adopted the disclosure provisions of FASB Interpretation No. 45 as of December 31, 2002. FASB Interpretation No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We do not currently provide significant guarantees on a routine basis. As a result, we do not currently believe this interpretation will have a material impact on our financial statements. To the extent that our Company enters into any such guarantees after December 31, 2002, we will record the fair value as an expense.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the variable interest entity in its consolidated financial statements. This interpretation applies immediately to variable interest entities which are created after or for which control is obtained after January 31, 2003. For variable interest entities created prior to February 1, 2003, the provisions would be applied effective July 1, 2003. Refer to the heading "Off-Balance Sheet Arrangements and Aggregate Contractual Obligations."

Forward-Looking Statements

Certain written and oral statements made by our Company and subsidiaries or with the approval of an authorized executive officer of our Company may constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995, including statements made in this report and other filings with the Securities and Exchange Commission. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future—including statements relating to volume growth, share of sales and earnings per share growth and statements expressing general optimism about future operating results—are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our Company's historical experience and our present expectations or projections. As and when made, management believes that these forward-looking statements are reasonable. However, caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following are some of the factors that could cause our Company's actual results to differ materially from the expected results described in or underlying our Company's forward-looking statements:

- Economic and political conditions, especially in international markets, including civil unrest, product boycotts, governmental changes and restrictions on the ability to transfer capital across borders. Without limiting the preceding sentence, the current unstable economic and political conditions and civil unrest in the Middle East and Venezuela, potential or actual conflicts in Iraq, North Korea or elsewhere, or the continuation or escalation of terrorism, could have adverse impacts on our Company's business results or financial condition.
- Changes in the nonalcoholic beverages business environment. These include, without limitation, changes in consumer preferences, competitive product and pricing pressures and our ability to gain or maintain share of sales in the global market as a result of actions by competitors. Factors such as these could impact our earnings, share of sales and volume growth.
- Foreign currency rate fluctuations, interest rate fluctuations and other capital market conditions. Most of our exposures to capital markets, including foreign currency and interest rates, are managed on a consolidated basis, which allows us to net certain exposures and, thus, take advantage of any natural offsets. We use derivative financial instruments to reduce our net exposure to financial risks. There can be no assurance, however, that our financial risk management program will be successful in reducing capital market exposures.
- Adverse weather conditions, which could reduce demand for Company products.
- The effectiveness of our advertising, marketing and promotional programs.
- Fluctuations in the cost and availability of raw materials and the ability to maintain favorable supplier arrangements and relationships.
- Our ability to achieve earnings forecasts, which are generated based on projected volumes and sales of many product types, some of which are more profitable than others. There can be no assurance that we will achieve the projected level or mix of product sales.
- Changes in laws and regulations, including changes in accounting standards, taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations), competition laws and environmental laws in domestic or foreign jurisdictions.
- Our ability to penetrate developing and emerging markets, which also depends on economic and political conditions, and how well we are able to acquire or form strategic business alliances with local bottlers and make necessary infrastructure enhancements to production facilities, distribution networks, sales equipment and technology. Moreover, the supply of products in developing markets must match the customers' demand for those products, and due to product, price and cultural differences, there can be no assurance of product acceptance in any particular market.
- The uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in our Company's Securities and Exchange Commission filings.

The foregoing list of important factors is not exclusive.

Additional Information

For additional information about our operations, cash flows, liquidity and capital resources, please refer to the information on pages 73 through 107 of this report. Additional information concerning our operating segments is presented on pages 104 through 106.

Consolidated Statements of Income

The Coca-Cola Company and Subsidiaries

YEAR ENDED DECEMBER 31, *(In millions except per share data)*	2002	2001	2000
NET OPERATING REVENUES	**$ 19,564**	$ 17,545	$ 17,354
Cost of goods sold	**7,105**	6,044	6,204
GROSS PROFIT	**12,459**	11,501	11,150
Selling, general and administrative expenses	**7,001**	6,149	6,016
Other operating charges	**—**	—	1,443
OPERATING INCOME	**5,458**	5,352	3,691
Interest income	**209**	325	345
Interest expense	**199**	289	447
Equity income (loss)	**384**	152	(289)
Other income (loss)—net	**(353)**	39	99
Gains on issuances of stock by equity investee	**—**	91	—
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	**5,499**	5,670	3,399
Income taxes	**1,523**	1,691	1,222
NET INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	**3,976**	3,979	2,177
Cumulative effect of accounting change for SFAS No. 142, net of income taxes:			
Company operations	**(367)**	—	—
Equity investees	**(559)**	—	—
Cumulative effect of accounting change for SFAS No. 133, net of income taxes	**—**	(10)	—
NET INCOME	**$ 3,050**	$ 3,969	$ 2,177
BASIC NET INCOME PER SHARE			
Before accounting change	**$ 1.60**	$ 1.60	$ .88
Cumulative effect of accounting change	**(.37)**	—	—
	$ 1.23	$ 1.60	$ .88
DILUTED NET INCOME PER SHARE			
Before accounting change	**$ 1.60**	$ 1.60	$ .88
Cumulative effect of accounting change	**(.37)**	—	—
	$ 1.23	$ 1.60	$ .88
AVERAGE SHARES OUTSTANDING	**2,478**	2,487	2,477
Effect of dilutive securities	**5**	—	10
AVERAGE SHARES OUTSTANDING ASSUMING DILUTION	**2,483**	2,487	2,487

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

The Coca-Cola Company and Subsidiaries

DECEMBER 31, *(In millions except share data)*	2002	2001
ASSETS		
CURRENT		
Cash and cash equivalents	**$ 2,126**	$ 1,866
Marketable securities	**219**	68
	2,345	1,934
Trade accounts receivable, less allowances of $55 in 2002 and $59 in 2001	**2,097**	1,882
Inventories	**1,294**	1,055
Prepaid expenses and other assets	**1,616**	2,300
TOTAL CURRENT ASSETS	**7,352**	7,171
INVESTMENTS AND OTHER ASSETS		
Equity method investments:		
Coca-Cola Enterprises Inc.	**972**	788
Coca-Cola Hellenic Bottling Company S.A.	**872**	791
Coca-Cola Amatil Limited	**492**	432
Other, principally bottling companies	**2,401**	3,117
Cost method investments, principally bottling companies	**254**	294
Other assets	**2,694**	2,792
	7,685	8,214
PROPERTY, PLANT AND EQUIPMENT		
Land	**385**	217
Buildings and improvements	**2,332**	1,812
Machinery and equipment	**5,888**	4,881
Containers	**396**	195
	9,001	7,105
Less allowances for depreciation	**3,090**	2,652
	5,911	4,453
TRADEMARKS WITH INDEFINITE LIVES	**1,724**	1,697
GOODWILL AND OTHER INTANGIBLE ASSETS	**1,829**	882
TOTAL ASSETS	**$ 24,501**	$ 22,417
LIABILITIES AND SHARE-OWNERS' EQUITY		
CURRENT		
Accounts payable and accrued expenses	**$ 3,692**	$ 3,679
Loans and notes payable	**2,475**	3,743
Current maturities of long-term debt	**180**	156
Accrued income taxes	**994**	851
TOTAL CURRENT LIABILITIES	**7,341**	8,429
LONG-TERM DEBT	**2,701**	1,219
OTHER LIABILITIES	**2,260**	961
DEFERRED INCOME TAXES	**399**	442
SHARE-OWNERS' EQUITY		
Common stock, $.25 par value		
Authorized: 5,600,000,000 shares; issued: 3,490,818,627 shares in 2002 and 3,491,465,016 shares in 2001	**873**	873
Capital surplus	**3,857**	3,520
Reinvested earnings	**24,506**	23,443
Accumulated other comprehensive income (loss) and unearned compensation on restricted stock	**(3,047)**	(2,788)
	26,189	25,048
Less treasury stock, at cost (1,019,839,490 shares in 2002; 1,005,237,693 shares in 2001)	**14,389**	13,682
	11,800	11,366
TOTAL LIABILITIES AND SHARE-OWNERS' EQUITY	**$ 24,501**	$ 22,417

See Notes to Consolidated Financial Statements.

Consolidated Statements of Share-Owners' Equity

The Coca-Cola Company and Subsidiaries

YEAR ENDED DECEMBER 31, *(In millions except per share data)*	2002	2001	2000
NUMBER OF COMMON SHARES OUTSTANDING			
Balance at beginning of year	**2,486**	2,485	2,472
Stock issued to employees exercising stock options	**3**	7	12
Purchases of stock for treasury [1]	**(14)**	(6)	(2)
Restricted stock and other stock plans, less cancellations	**—**	—	3
Adoption of SFAS No. 123	**(4)**	—	—
Balance at end of year	**2,471**	2,486	2,485
COMMON STOCK			
Balance at beginning of year	**$ 873**	$ 870	$ 867
Stock issued to employees exercising stock options	**1**	2	2
Restricted stock and other stock plans, less cancellations	**—**	1	1
Adoption of SFAS No. 123	**(1)**	—	—
Balance at end of year	**873**	873	870
CAPITAL SURPLUS			
Balance at beginning of year	**3,520**	3,196	2,584
Stock issued to employees exercising stock options	**111**	162	329
Tax benefit from employees' stock option and restricted stock plans	**11**	58	116
Stock-based compensation	**365**	—	—
Restricted stock and other stock plans, less amortization and cancellations	**—**	132	167
Unearned restricted stock adjustment	**—**	(28)	—
Adoption of SFAS No. 123	**(150)**	—	—
Balance at end of year	**3,857**	3,520	3,196
REINVESTED EARNINGS			
Balance at beginning of year	**23,443**	21,265	20,773
Net income	**3,050**	3,969	2,177
Dividends (per share—$.80, $.72 and $.68 in 2002, 2001 and 2000, respectively)	**(1,987)**	(1,791)	(1,685)
Balance at end of year	**24,506**	23,443	21,265
OUTSTANDING RESTRICTED STOCK			
Balance at beginning of year	**(150)**	(195)	(59)
Adoption of SFAS No. 123	**150**	—	—
Restricted stock and other stock plans, less cancellations	**—**	(24)	(160)
Amortization of restricted stock	**—**	41	24
Unearned restricted stock adjustment	**—**	28	—
Balance at end of year	**—**	(150)	(195)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)			
Balance at beginning of year	**(2,638)**	(2,527)	(1,492)
Translation adjustments	**(95)**	(207)	(965)
Cumulative effect of adoption of SFAS No. 133	**—**	50	—
Net gain (loss) on derivatives	**(186)**	92	—
Net change in unrealized gain (loss) on available-for-sale securities	**67**	(29)	(60)
Net change in minimum pension liability	**(195)**	(17)	(10)
Net other comprehensive income adjustments	**(409)**	(111)	(1,035)
Balance at end of year	**(3,047)**	(2,638)	(2,527)
TREASURY STOCK			
Balance at beginning of year	**(13,682)**	(13,293)	(13,160)
Purchases of treasury stock	**(707)**	(277)	(133)
Restricted stock and other stock plans, less cancellations	**—**	(112)	—
Balance at end of year	**(14,389)**	(13,682)	(13,293)
TOTAL SHARE-OWNERS' EQUITY	**$ 11,800**	$ 11,366	$ 9,316
COMPREHENSIVE INCOME			
Net income	**$ 3,050**	$ 3,969	$ 2,177
Net other comprehensive income adjustments	**(409)**	(111)	(1,035)
TOTAL COMPREHENSIVE INCOME	**$ 2,641**	$ 3,858	$ 1,142

[1] Common stock purchased from employees exercising stock options numbered .2 million, .3 million and 2.2 million shares for the years ended December 31, 2002, 2001 and 2000, respectively.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

The Coca-Cola Company and Subsidiaries

Year Ended December 31, *(In millions)*	2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 3,050	$ 3,969	$ 2,177
Depreciation and amortization	806	803	773
Stock-based compensation expense	365	41	43
Deferred income taxes	40	56	3
Equity income or loss, net of dividends	(256)	(54)	380
Foreign currency adjustments	(76)	(60)	196
Gain on issuances of stock by equity investee	—	(91)	—
(Gains) losses on sales of assets, including bottling interests	3	(85)	(127)
Cumulative effect of accounting changes	926	10	—
Other operating charges	—	—	916
Other items	291	(17)	76
Net change in operating assets and liabilities	(407)	(462)	(852)
Net cash provided by operating activities	4,742	4,110	3,585
INVESTING ACTIVITIES			
Acquisitions and investments, principally trademarks and bottling companies	(544)	(651)	(397)
Purchases of investments and other assets	(156)	(456)	(508)
Proceeds from disposals of investments and other assets	243	455	290
Purchases of property, plant and equipment	(851)	(769)	(733)
Proceeds from disposals of property, plant and equipment	69	91	45
Other investing activities	52	142	138
Net cash used in investing activities	(1,187)	(1,188)	(1,165)
FINANCING ACTIVITIES			
Issuances of debt	1,622	3,011	3,671
Payments of debt	(2,378)	(3,937)	(4,256)
Issuances of stock	107	164	331
Purchases of stock for treasury	(691)	(277)	(133)
Dividends	(1,987)	(1,791)	(1,685)
Net cash used in financing activities	(3,327)	(2,830)	(2,072)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	32	(45)	(140)
CASH AND CASH EQUIVALENTS			
Net increase during the year	260	47	208
Balance at beginning of year	1,866	1,819	1,611
Balance at end of year	$ 2,126	$ 1,866	$ 1,819

See Notes to Consolidated Financial Statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Coca-Cola Company is predominantly a manufacturer, distributor and marketer of nonalcoholic beverage concentrates and syrups. When used in these notes, the terms "Company," "we," "us" or "our" mean The Coca-Cola Company and its divisions and subsidiaries. Operating in more than 200 countries worldwide, we primarily sell our concentrates and syrups, as well as some finished beverages, to bottling and canning operations, distributors, fountain wholesalers and fountain retailers. We also market and distribute juices and juice drinks and certain water products. Additionally, we have ownership interests in bottling and canning operations. We have significant markets for our products in all the world's geographic regions.

Consolidation and Basis of Presentation

Our Consolidated Financial Statements include the accounts of our Company and all subsidiaries. We consolidate all entities that our Company controls. Under current accounting guidance, our Company is not permitted to consolidate companies we do not control. We use the equity method to account for our investments in companies in which we have the ability to exercise significant influence over operating and financial policies. Consolidated net income includes our Company's share of the net earnings of these companies. The difference between consolidation and the equity method impacts certain financial ratios because of the presentation of the detailed line items reported in the financial statements. We account for our investments in other companies that we do not control and for which we do not have the ability to exercise significant influence under the cost method. In accordance with the cost method, the assets are recorded at cost or fair value, as appropriate. Our Company eliminates from our financial results all significant intercompany transactions, including transactions with equity method investees.

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

Revenue Recognition

Our Company recognizes revenue when title of our products is transferred to our bottling partners or our customers.

Advertising Costs

Our Company expenses production costs of print, radio, television and other advertisements as of the first date the advertisements take place. Advertising expenses included in Selling, General and Administrative Expenses were $1,775 million in 2002, $1,970 million in 2001 and $1,655 million in 2000. As of December 31, 2002 and 2001, advertising production costs of approximately $170 million and $142 million, respectively, were recorded primarily in Prepaid Expenses and Other Assets and noncurrent Other Assets in our balance sheets.

Stock-Based Compensation

Our Company currently sponsors stock option plans and restricted stock award plans. Refer to Note 13. Prior to 2002, our Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and related interpretations. No stock-based employee compensation expense for stock options was reflected in net income for the years ended December 31, 2001 and 2000, as all stock options granted under those plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant. Effective January 1, 2002, our Company adopted the preferable fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Our Company selected the modified prospective method of adoption described in SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Compensation cost recognized in 2002 is the same as that which would have been recognized had the fair value method of SFAS No. 123 been applied from its original effective date. In accordance with the modified prospective method of adoption, results for prior years have not been restated.

The following table illustrates the effect on net income and earnings per share as if the fair value method had been applied to all outstanding and unvested awards in each period (in millions, except per share amounts):

YEAR ENDED DECEMBER 31,	2002	2001	2000
Net income, as reported	**$ 3,050**	$ 3,969	$ 2,177
Add: Stock-based compensation expense included in reported net income, net of related tax effects	**267**	29	28
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	**(267)**	(231)	(210)
Pro forma net income	**$ 3,050**	$ 3,767	$ 1,995
Earnings per share:			
Basic—as reported	**$ 1.23**	$ 1.60	$ .88
Basic—pro forma	**$ 1.23**	$ 1.51	$ .81
Diluted—as reported	**$ 1.23**	$ 1.60	$ .88
Diluted—pro forma	**$ 1.23**	$ 1.51	$ .80

Issuances of Stock by Equity Investees
When one of our equity investees issues additional shares to third parties, our percentage ownership interest in the investee decreases. In the event the issuance price per share is more or less than our average carrying amount per share, we recognize a noncash gain or loss on the issuance. This noncash gain or loss, net of any deferred taxes, is generally recognized in our net income in the period the change of ownership interest occurs.

If gains have been previously recognized on issuances of an equity investee's stock and shares of the equity investee are subsequently repurchased by the equity investee, gain recognition does not occur on issuances subsequent to the date of a repurchase until shares have been issued in an amount equivalent to the number of repurchased shares. This type of transaction is reflected as an equity transaction, and the net effect is reflected in our balance sheets. Refer to Note 3.

Net Income Per Share
We compute basic net income per share by dividing net income by the weighted-average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock-based compensation awards, if any.

Cash Equivalents
We classify marketable securities that are highly liquid and have maturities of three months or less at the date of purchase as cash equivalents.

Inventories
Inventories consist primarily of raw materials and supplies and are valued at the lower of cost or market. In general, we determine cost on the basis of average cost or first-in, first-out methods.

Recoverability of Investments
Management periodically assesses the recoverability of our Company's investments. For publicly traded investments, readily available quoted market prices are an indication of the fair value of our Company's investments. For non–publicly traded investments, management assesses fair value based on valuation methodologies, as appropriate, including discounted cash flows, estimates of sales proceeds and external appraisals. If an investment is considered to be impaired and the decline in value is other than temporary, we record an appropriate write-down.

Other Assets
Our Company advances payments to certain customers for marketing to fund activities intended to generate profitable volume. Advance payments are also made to certain customers for distribution rights. Additionally, our Company invests in infrastructure programs with our bottlers that are directed at strengthening our bottling system and increasing unit case volume. Management periodically evaluates the recoverability of these assets by preparing estimates of sales volume, the resulting gross profit, cash flows and other factors. The costs of these programs are recorded in Prepaid Expenses and Other Assets and noncurrent Other Assets and are subsequently amortized over the periods to be directly benefited. Amortization expense for infrastructure programs was $176 million, $222 million and $275 million, respectively, for the years ended December 31, 2002, 2001 and 2000. Refer to Note 2.

Property, Plant and Equipment

We state Property, Plant and Equipment at cost and depreciate such assets principally by the straight-line method over the estimated useful lives of the assets. Management assesses the recoverability of the carrying amount of Property, Plant and Equipment if certain events or changes occur, such as a significant decrease in market value of the assets or a significant change in the business climate in a particular market.

Goodwill, Trademarks and Other Intangible Assets

Effective January 1, 2002, our Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." The adoption of SFAS No. 142 required an initial impairment assessment involving a comparison of the fair value of goodwill, trademarks and other intangible assets to current carrying value. Upon adoption, we recorded a loss for the cumulative effect of accounting change for SFAS No. 142, net of income taxes, of $367 million for Company operations and $559 million for equity investees. We did not restate prior periods for the adoption of SFAS No. 142. Trademarks and other intangible assets determined to have indefinite useful lives are not amortized. We test such trademarks and other intangible assets with indefinite useful lives for impairment annually or more frequently if events or circumstances indicate that an asset might be impaired. Trademarks and other intangible assets determined to have definite lives are amortized over their useful lives. We review such trademarks and other intangible assets with definite lives for impairment to ensure they are appropriately valued if conditions exist that may indicate the carrying value may not be recoverable. Such conditions may include an economic downturn in a geographic market or a change in the assessment of future operations. Goodwill is not amortized. We perform tests for impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying value, including goodwill. Impairment assessments are performed using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where applicable, an appropriate discount rate is used, based on the Company's cost of capital rate or location-specific economic factors. Refer to Note 4.

Retirement Related Benefits

Using appropriate actuarial methods and assumptions, our Company's defined benefit pension plans are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions." Our nonpension postretirement benefits are accounted for in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." One of the principal assumptions used to calculate net periodic pension cost is the expected long-term rate of return on plan assets. The required use of the expected long-term rate of return on plan assets may result in recognized returns that are greater or less than the actual returns on those plan assets in any given year. Over time, however, the expected long-term rate of return on plan assets is designed to approximate the actual long-term returns.

Our Company uses long-term historical actual return information, the mix of investments that comprise plan assets, and future estimates of long-term investment returns by reference to external sources to develop our assumption of the expected long-term rate of return on plan assets.

The discount rate assumptions used to account for pension and nonpension postretirement benefit plans reflect the rates available on high-quality, fixed-income debt instruments on December 31 of each year. The rate of compensation increase is another significant assumption used for pension accounting and is determined by the Company based upon annual reviews.

For postretirement health care plan accounting, our Company reviews external data and our own historical trends for health care costs to determine the health care cost trend rate assumptions.

Refer to Note 14.

Contingencies

Our Company is involved in various legal proceedings. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental intervention. Management assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate. Refer to Note 11.

Use of Estimates

In conformity with generally accepted accounting principles, the preparation of our financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements and accompanying notes. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from estimates.

New Accounting Standards

As previously mentioned, effective January 1, 2002, our Company adopted the preferable fair value recognition provisions of SFAS No. 123 using the modified prospective transition method under the provisions of SFAS No. 148. Refer to Note 13.

As previously mentioned, effective January 1, 2002, our Company adopted SFAS No. 142. Refer to Note 4.

Effective January 1, 2002, our Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement requires the following three-step approach for assessing and recognizing the impairment of long-lived assets: (1) consider whether indicators of impairment of long-lived assets are present; (2) if indicators of impairment are present, determine whether the sum of the estimated undiscounted future cash flows attributable to the assets in question is less than their carrying amount; and (3) if less, recognize an impairment loss based on the excess of the carrying amounts of the assets over their respective fair values. In addition, SFAS No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of other than by sale (such as abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset as "held for sale." The adoption of SFAS No. 144 did not have a material impact on our financial statements since it retained the fundamental provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," related to the recognition and measurement of the impairment of long-lived assets to be "held and used."

Effective January 1, 2002, our Company adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF Issue No. 01-9 codifies and reconciles the EITF consensuses on all or specific aspects of EITF Issues No. 00-14, "Accounting for Certain Sales Incentives," No. 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentives Offers, and Offers for Free Products or Services to be Delivered in the Future," and No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," and identifies other related interpretive issues. The types of sales incentives provided by our Company to bottlers, resellers, vendors and customers of our Company's products principally include participation in sales promotion programs and volume-based incentives. Our Company adopted the provisions of EITF Issues No. 00-14 and No. 00-22 on January 1, 2001, resulting in the income statement reclassification of certain sales incentives. Upon adoption of EITF Issues No. 00-14 and No. 00-22, the Company reduced both Net Operating Revenues and Selling, General and Administrative Expenses by approximately $580 million and $569 million for the years ended December 31, 2001 and 2000, respectively. EITF Issue No. 01-9 required certain selling expenses incurred by the Company, not previously reclassified, to be classified as deductions from revenue. The adoption of the remaining items included in EITF Issue No. 01-9 resulted in the Company reducing both Net Operating Revenues and Selling, General and Administrative Expenses by approximately $2.5 billion in each of the years ended December 31, 2001 and 2000. These reclassifications had no impact on Operating Income.

Our Company adopted the provisions of SFAS No. 141, "Business Combinations," for all business combinations initiated after June 30, 2001. SFAS No. 141 requires all business combinations to be accounted for by a single method—the purchase method. Furthermore, SFAS No. 141 requires recognition of intangible assets apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill. This statement did not have a material impact on our financial statements.

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. This statement will impact the timing of our recognition of liabilities for costs associated with exit or disposal activities.

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. As discussed further in Note 10, the 2002 and 2001 Consolidated Financial Statements were prepared in accordance with the provisions of SFAS No. 133. Prior years' financial statements have not been restated. The 2000 financial statements were prepared in accordance with the applicable professional literature for derivatives and hedging instruments in effect at that time.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in interim and annual financial statements about the obligations under certain guarantees. Our Company adopted the disclosure provisions of FASB Interpretation No. 45 as of December 31, 2002. FASB Interpretation No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We do not currently provide significant guarantees on a routine basis. As a result, we do not currently believe this interpretation will have a material impact on our financial statements. To the extent that our Company enters into any such guarantees after December 31, 2002, we will record the fair value as an expense.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the variable interest entity in its financial statements. This interpretation applies immediately to variable interest entities that are created after or for which control is obtained after January 31, 2003. For variable interest entities created prior to February 1, 2003, the provisions would be applied effective July 1, 2003.

Our Company has equity ownership interests in bottlers that we currently account for under the equity method of accounting. For certain bottlers, our Company holds variable interests such as providing financing and guarantees, in addition to our equity investments. As a result, these bottlers may be considered variable interest entities, and it is reasonably possible that the Company may be required to consolidate such variable interest entities when FASB Interpretation No. 46 becomes effective on July 1, 2003. The difference between consolidation and the equity method impacts certain financial ratios because of the presentation of the detailed line items reported in the financial statements. However, consolidated net income for the period and our share-owners' equity at the end of the period are the same whether the investment in the company is accounted for under the equity method or the company is consolidated. We do not expect this interpretation to have a material impact on our financial statements.

NOTE 2: BOTTLING INVESTMENTS

Coca-Cola Enterprises Inc.

Coca-Cola Enterprises Inc. (Coca-Cola Enterprises) is the largest marketer, distributor and producer of bottle and can liquid nonalcoholic refreshment in the world, operating in eight countries. On December 31, 2002, our Company owned approximately 38 percent of the outstanding common stock of Coca-Cola Enterprises, and accordingly, we account for our investment by the equity method of accounting. As of December 31, 2002, our proportionate share of the net assets of Coca-Cola Enterprises exceeded our investment by approximately $285 million.

A summary of financial information for Coca-Cola Enterprises is as follows (in millions):

DECEMBER 31,	2002	2001
Current assets	**$ 2,844**	$ 2,876
Noncurrent assets	**21,531**	20,843
Total assets	**$ 24,375**	$ 23,719
Current liabilities	**$ 3,455**	$ 4,522
Noncurrent liabilities	**17,573**	16,377
Total liabilities	**$ 21,028**	$ 20,899
Share-owners' equity	**$ 3,347**	$ 2,820
Company equity investment	**$ 972**	$ 788

YEAR ENDED DECEMBER 31,	2002	2001	2000
Net operating revenues[1]	**$ 16,889**	$ 15,605	$ 14,659
Cost of goods sold	**10,417**	9,740	9,083
Gross profit[1]	**$ 6,472**	$ 5,865	$ 5,576
Operating income	**$ 1,364**	$ 601	$ 1,126
Cumulative effect of accounting change[2]	**$ —**	$ (302)	$ —
Net income (loss)	**$ 494**	$ (321)	$ 236
Net income (loss) available to common share owners	**$ 491**	$ (324)	$ 233

[1] 2001 and 2000 Net Operating Revenues and Gross Profit have been reduced for the impact of adopting EITF Issue No. 01-9.
[2] Accounting change for its method of accounting for infrastructure payments.

Our net concentrate and syrup sales to Coca-Cola Enterprises were $4.3 billion in 2002, $3.9 billion in 2001 and $3.5 billion in 2000. Coca-Cola Enterprises purchases sweeteners through our Company; however, related collections from Coca-Cola Enterprises and payments to suppliers are not included in our statements of income. These transactions amounted to $325 million in 2002, $295 million in 2001 and $298 million in 2000. We also provide certain administrative and other services to Coca-Cola Enterprises under negotiated fee arrangements.

Cash payments made by us directly to Coca-Cola Enterprises for support of certain marketing activities and our participation with them in cooperative advertising and other marketing programs amounted to approximately $837 million, $606 million and $533 million in 2002, 2001 and 2000, respectively. Cash payments made by us directly to Coca-Cola Enterprises' customers for support of certain marketing activities and programs amounted to approximately $204 million, $282 million and $221 million in 2002, 2001 and 2000, respectively. Pursuant to cooperative advertising and trade agreements with Coca-Cola Enterprises, we received approximately $264 million, $252 million and $195 million in 2002, 2001 and 2000, respectively, from Coca-Cola Enterprises for local media and marketing program expense reimbursements.

In early 2002, our Company entered into a multi-year Sales Growth Initiative (SGI) agreement with Coca-Cola Enterprises to support profitable growth of our brands in their territories. Total cash support paid by our Company under the SGI agreement in 2002 was $150 million. This amount is included in the total support of certain marketing activities and our participation with them in cooperative marketing and other marketing programs noted above.

The entire SGI agreement may be terminated by either party by providing six months written notice to the other party; provided, however, that once an annual plan has been agreed upon by both companies, such termination shall not be effective until the end of the applicable plan year. In addition, during the first three quarters of any year, either party may cancel for ensuing quarters the sales volume growth targets and cash support funding provisions of the agreement for that year by providing 10 days' notice prior to the end of such quarter. Upon such quarterly cancellation, all other provisions of the agreement will remain in full force and effect. Volume growth funding is paid to Coca-Cola Enterprises equally over the four quarters of the program year within 30 days after the beginning of each quarter. Our Company recognizes a charge as sales volume growth is attained by Coca-Cola Enterprises. Such amounts are included as allowance deductions in Net Operating Revenues.

The agreement provides for refunds of funding advances should Coca-Cola Enterprises fail to attain specified minimum sales volume growth targets. Accordingly, should Coca-Cola Enterprises not attain specified minimum cumulative sales volume growth targets in the ensuing quarters of a given year, amounts recognized to date for that year would be subject to refund.

Our Company recently agreed with Coca-Cola Enterprises to modify the terms of the SGI agreement relating to 2003 and beyond. Under the amended agreement, funding for 2003, anticipated to be $250 million under the original agreement, will decrease to $200 million. The new amendment, however, requires an additional $275 million in funding to Coca-Cola Enterprises over the next nine years (2003–2011) and significantly reduces the annual reductions in funding that were a part of the original agreement. In addition, the amendment provides for each company to retain all cost savings it generates from future system efficiency initiatives. The previous agreement called for an equal sharing between our Company and Coca-Cola Enterprises of combined proceeds above set targets.

Our Company previously entered into programs with Coca-Cola Enterprises designed to help it develop cold-drink infrastructure. Under these programs, our Company paid Coca-Cola Enterprises for a portion of the cost of developing the infrastructure necessary to support accelerated placements of cold-drink equipment. These payments support a common objective of increased sales of Coca-Cola beverages from increased availability and consumption in the cold-drink channel. In connection with these programs, Coca-Cola Enterprises agrees to:

(1) purchase and place specified numbers of venders/coolers or cold-drink equipment each year through 2008;
(2) maintain the equipment in service, with certain exceptions, for a period of at least 12 years after placement;
(3) maintain and stock the equipment in accordance with specified standards; and
(4) report to our Company minimum average annual unit case sales volume throughout the economic life of the equipment.

Coca-Cola Enterprises must achieve minimum average unit case sales volume for a 12-year period following the placement of equipment. These minimum average unit case sales volume levels ensure adequate gross profit from sales of concentrate to fully recover the capitalized costs plus a return on the Company's investment. Should Coca-Cola Enterprises fail to purchase the specified numbers of venders/coolers or cold-drink equipment for any calendar year through 2008, the parties agree to mutually develop a reasonable solution. Should no mutually agreeable solution be developed, or in the event that Coca-Cola Enterprises otherwise breaches any material obligation under the contracts and such breach is not remedied within a stated period, then Coca-Cola Enterprises would be required to repay a portion of the support funding as determined by our Company. No repayments by Coca-Cola Enterprises have ever been made under these programs. Our Company paid or committed to pay approximately $3 million in 2002, $159 million in 2001 and $223 million in 2000 to Coca-Cola Enterprises in connection with these infrastructure programs. These payments are recorded in Prepaid Expenses and Other Assets and noncurrent Other Assets and amortized as deductions in Net Operating Revenues over the 10-year period following the placement of the equipment. Our carrying values for these infrastructure programs with Coca-Cola Enterprises were approximately $879 million as of December 31, 2002 and $931 million as of December 31, 2001. Effective 2002 and thereafter, the Company has no further commitments under these programs.

As of January 1, 2001, Coca-Cola Enterprises changed its method of accounting for infrastructure development payments received from the Company. Prior to this change, Coca-Cola Enterprises recognized these payments as offsets to incremental expenses of the programs in the periods in which they were incurred. Coca-Cola Enterprises now recognizes the infrastructure development payments received from the Company as income when obligations under the contracts are performed. Because the Company eliminates the financial effect of significant intercompany transactions (including transactions with equity method investees), this change in accounting method had no impact on the financial statements of our Company.

If valued at the December 31, 2002 quoted closing price of Coca-Cola Enterprises shares, the value of our investment in Coca-Cola Enterprises exceeded our carrying value by approximately $2.7 billion.

Other Equity Investments

Operating results include our proportionate share of income (loss) from our equity investments. A summary of financial information for our equity investments in the aggregate, other than Coca-Cola Enterprises, is as follows (in millions):

DECEMBER 31,	2002	2001
Current assets	**$ 5,649**	$ 6,013
Noncurrent assets	**14,453**	17,879
Total assets	**$ 20,102**	$ 23,892
Current liabilities	**$ 4,816**	$ 5,085
Noncurrent liabilities	**6,010**	7,806
Total liabilities	**$ 10,826**	$ 12,891
Share-owners' equity	**$ 9,276**	$ 11,001
Company equity investment	**$ 3,765**	$ 4,340

YEAR ENDED DECEMBER 31,	2002	2001	2000
Net operating revenues[1]	**$ 17,915**	$ 19,827	$ 21,275
Cost of goods sold	**10,218**	11,413	13,014
Gross profit[1]	**$ 7,697**	$ 8,414	$ 8,261
Operating income (loss)	**$ 1,744**	$ 1,770	$ (24)
Cumulative effect of accounting change[2]	**$ (1,428)**	$ —	$ —
Net income (loss)	**$ (630)**	$ 735	$ (894)

Equity investments include nonbottling investees.

[1] 2001 and 2000 Net Operating Revenues and Gross Profit have been reduced for the impact of adopting EITF Issue No. 01-9.

[2] Accounting change is the adoption of SFAS No. 142.

Net sales to equity investees other than Coca-Cola Enterprises were $3.2 billion in 2002, $3.7 billion in 2001 and $3.5 billion in 2000. Total support payments, primarily marketing, made to equity investees other than Coca-Cola Enterprises, the majority of which are located outside the United States, were approximately $488 million, $636 million and $663 million for 2002, 2001 and 2000, respectively.

Effective February 2002, our Company acquired control of Coca-Cola Erfrischungsgetraenke AG (CCEAG), the largest bottler in Germany. Prior to acquiring control, our Company accounted for CCEAG under the equity method of accounting. Refer to Note 18.

In the first quarter of 2002, our Company sold our bottling operations in the Baltics to Coca-Cola Hellenic Bottling Company S.A. (CCHBC). The proceeds from the sale of the Baltics bottlers were approximately equal to the carrying value of the investment.

In February 2001, the Company reached an agreement with Carlsberg A/S (Carlsberg) for the dissolution of Coca-Cola Nordic Beverages A/S (CCNB), a joint venture bottler in which our Company had a 49 percent ownership. In July 2001, our Company and San Miguel Corporation (San Miguel) acquired Coca-Cola Bottlers Philippines, Inc. (CCBPI) from Coca-Cola Amatil Limited (Coca-Cola Amatil). Refer to Note 18.

In November 2001, our Company sold nearly all of its ownership interests in various Russian bottling operations to CCHBC for approximately $170 million in cash and notes receivable, of which $146 million in notes receivable remained outstanding as of December 31, 2001. Such amount was subsequently collected in 2002. These interests consisted of the Company's 40 percent ownership interest in a joint venture with CCHBC that operates bottling territories in Siberia and parts of western Russia, together with our Company's nearly 100 percent interests in bottling operations with territories covering the remainder of Russia.

In July 2000, a merger of Coca-Cola Beverages plc (Coca-Cola Beverages) and Hellenic Bottling Company S.A. was completed to create CCHBC. This merger resulted in a decrease in our Company's equity ownership interest from approximately 51 percent of Coca-Cola Beverages to approximately 24 percent of the combined entity, CCHBC.

If valued at the December 31, 2002 quoted closing prices of shares actively traded on stock markets, the value of our investments in publicly traded bottlers other than Coca-Cola Enterprises exceeded our carrying value by approximately $810 million.

NOTE 3: ISSUANCES OF STOCK BY EQUITY INVESTEE

In July 2001, Coca-Cola Enterprises completed its acquisition of Hondo Incorporated and Herbco Enterprises, Inc., collectively known as Herb Coca-Cola. The transaction was valued at approximately $1.4 billion, with approximately 30 percent of the transaction funded with the issuance of approximately 25 million shares of Coca-Cola Enterprises common stock and the remaining portion funded through debt and assumed debt. The Coca-Cola Enterprises common stock issued was valued in an amount greater than the book value per share of our investment in Coca-Cola Enterprises. The shares issued, combined with other share issuances, exceeded the amount of repurchased shares under Coca-Cola Enterprises' share repurchase plan. As a result, the issuance of these shares resulted in a noncash pretax gain for our Company of approximately $91 million. We provided deferred taxes of approximately $36 million on this gain. This transaction reduced our ownership in Coca-Cola Enterprises from approximately 40 percent to approximately 38 percent. No gains or losses on issuances of stock by equity investees were recorded during 2002 and 2000.

NOTE 4: GOODWILL, TRADEMARKS AND OTHER INTANGIBLE ASSETS

In accordance with SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Our Company is the owner of some of the world's most valuable trademarks. As a result, certain trademarks and franchise rights to bottle and distribute such trademarked products are expected to generate positive cash flows for as long as the Company owns such trademarks and franchise rights for a particular territory. Given the Company's more than 100-year history, certain trademarks and the franchise rights to bottle and distribute products under our trademarks have been assigned indefinite lives. Intangible assets that are deemed to have definite lives are amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company began applying the new accounting rules effective January 1, 2002.

The adoption of SFAS No. 142 required the Company to perform an initial impairment assessment on all goodwill and indefinite lived intangible assets as of January 1, 2002. The Company compared the fair value of trademarks and other intangible assets to the current carrying value. Fair values were derived using discounted cash flow analyses. The assumptions used in these discounted cash flow analyses were consistent with our internal planning. Valuations were completed for intangible assets for both the Company and our equity method investees. For the Company's intangible assets, the cumulative effect of this change in accounting principle was an after-tax decrease to net income of approximately $367 million. For the Company's proportionate share of its equity method investees, the cumulative effect of this change in accounting principle was an after-tax decrease to net income of approximately $559 million. The deferred income tax benefit related to the cumulative effect of this change for the Company's intangible assets was approximately $94 million and for the Company's proportionate share of its equity method investees was approximately $123 million.

The impairment charges resulting in the after-tax decrease to net income for the cumulative effect of this change by applicable operating segment as of January 1, 2002 are as follows (in millions):

The Company:	
Europe, Eurasia & Middle East	$ 33
Latin America	226
Asia	108
Total	$ 367
The Company's proportionate share of its equity method investees:	
Africa	$ 63
Europe, Eurasia & Middle East	400
Latin America	96
Total	$ 559

Of the Company's $226 million impairment for Latin America, approximately $113 million relates to Company-owned Brazilian bottlers' franchise rights. The Brazilian macroeconomic conditions, the devaluation of the currency and lower pricing impacted the valuation of these bottlers' franchise rights. The remainder of the $226 million primarily relates to a $109 million impairment for certain trademarks in Latin America. In early 1999, our Company formed a strategic partnership to market and distribute such trademark brands. The macroeconomic conditions and lower pricing depressed operating margins for these trademarks.

Of the $108 million impairment for the Company in Asia, $99 million relates to bottlers' franchise rights in our consolidated bottlers in our Southeast and West Asia Division. Difficult economic conditions impacted our business in Singapore, Sri Lanka, Nepal and Vietnam. As a result, bottlers in these countries experienced lower than expected volume and operating margins.

For Europe, Eurasia and Middle East equity method investees, a $400 million impairment was recorded for the Company's proportionate share related to bottlers' franchise rights. Of this amount, approximately $301 million related to CCEAG. This impairment was due to a prolonged difficult economic environment in Germany, resulting in continuing losses for CCEAG in eastern Germany. The market for nonalcoholic beverages is currently undergoing a transformation. A changing competitive landscape, continuing price pressure, and growing demand for new products and packaging were elements impacting CCEAG. The $400 million impairment also included a $50 million charge for Middle East bottlers' franchise rights. In our Africa operating segment, a $63 million charge was recorded for the Company's proportionate share of impairments related to equity method investee bottlers' franchise rights. These Middle East and Africa bottlers have challenges as a result of political instability and the resulting economic instability, in their respective regions, which has adversely impacted financial performance.

A $96 million impairment was recorded for the Company's proportionate share related to bottlers' franchise rights of Latin America equity method investees. In southern Latin America, the macroeconomic conditions and devaluation of the Argentine peso significantly impacted the valuation of bottlers' franchise rights.

As discussed in Note 18, the Company acquired certain intangible assets in connection with the business combinations of CCEAG, Cosmos Bottling Company (CBC) and CCDA Waters L.L.C. (CCDA). Because such assets were assigned indefinite lives, no amortization will be recorded.

The following table sets forth the information for intangible assets subject to amortization and for intangible assets not subject to amortization (in millions):

DECEMBER 31,	2002	2001
Amortized intangible assets		
(various, principally trademarks):		
Gross carrying amount	**$ 181**	$ 160
Accumulated amortization	**$ 81**	$ 67
Unamortized intangible assets:		
Trademarks	**$ 1,724**	$ 1,697
Bottlers' franchise rights	**846**	639
Goodwill	**726**	108
Other	**157**	42
	$ 3,453	$ 2,486

YEAR ENDED DECEMBER 31,	2002	2001
Aggregate amortization expense	**$ 11**	$ 72
Estimated amortization expense:		
For the year ending:		
December 31, 2003	$ 12	
December 31, 2004	$ 11	
December 31, 2005	$ 9	
December 31, 2006	$ 6	
December 31, 2007	$ 6	

The following table summarizes and reconciles Net Income Before Cumulative Effect of Accounting Change for the three years ended December 31, 2002, 2001 and 2000, adjusted to exclude amortization expense recognized in such periods related to trademarks, bottlers' franchise rights, goodwill, other indefinite lived intangible assets that are no longer amortized and our proportionate share of equity method investees' intangibles (in millions, except per share amounts):

YEAR ENDED DECEMBER 31,	2002	2001	2000
Reported net income before cumulative effect of accounting change	**$ 3,976**	$ 3,979	$ 2,177
Add back after-tax amounts:			
Trademark amortization	—	30	29
Bottlers' franchise rights amortization	—	7	3
Goodwill amortization	—	3	2
Other indefinite lived intangible amortization	—	4	4
Equity method investees' intangibles amortization	—	110	120
Adjusted net income before cumulative effect of accounting change	**$ 3,976**	$ 4,133	$ 2,335
Basic net income per share before accounting change:			
Reported net income	**$ 1.60**	$ 1.60	$ .88
Trademark amortization	—	.01	.01
Bottlers' franchise rights amortization	—	—	—
Goodwill amortization	—	—	—
Other indefinite lived intangible amortization	—	—	—
Equity method investees' intangibles amortization	—	.05	.05
Adjusted basic net income per share before accounting change	**$ 1.60**	$ 1.66	$ .94

(Continued on next page)

YEAR ENDED DECEMBER 31,	2002	2001	2000
Diluted net income per share before accounting change:			
Reported net income	**$ 1.60**	$ 1.60	$ .88
Trademark amortization	—	.01	.01
Bottlers' franchise rights amortization	—	—	—
Goodwill amortization	—	—	—
Other indefinite lived intangible amortization	—	—	—
Equity method investees' intangibles amortization	—	.05	.05
Adjusted diluted net income per share before accounting change	**$ 1.60**	$ 1.66	$ .94

NOTE 5: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts Payable and Accrued Expenses consist of the following (in millions):

DECEMBER 31,	2002	2001
Accrued marketing	**$ 1,046**	$ 1,160
Container deposits	**178**	84
Accrued compensation	**284**	202
Sales, payroll and other taxes	**182**	148
Accrued realignment expenses	—	59
Trade accounts payable and other accrued expenses	**2,002**	2,026
	$ 3,692	$ 3,679

NOTE 6: SHORT-TERM BORROWINGS AND CREDIT ARRANGEMENTS

Loans and Notes Payable consist primarily of commercial paper issued in the United States. On December 31, 2002 and 2001, we had approximately $2,122 million and $3,361 million, respectively, outstanding in commercial paper borrowings. Our weighted-average interest rates for commercial paper outstanding were approximately 1.4 percent and 1.9 percent at December 31, 2002 and 2001, respectively. In addition, we had $2,331 million in lines of credit and other short-term credit facilities available as of December 31, 2002, of which approximately $353 million was outstanding. All of this $353 million amount relates to our international subsidiaries. Included in the available facilities discussed above, the Company had $1,900 million in lines of credit for general corporate purposes, including commercial paper back-up, which had no borrowings during 2002.

These facilities are subject to normal banking terms and conditions. Some of the financial arrangements require compensating balances, none of which is presently significant to our Company.

NOTE 7: LONG-TERM DEBT

Long-Term Debt consists of the following (in millions):

DECEMBER 31,	2002	2001
6 5/8% U.S. dollar notes due 2002	**$ —**	$ 150
6% U.S. dollar notes due 2003	**150**	150
Variable euro notes due 2004[1]	**248**	—
5 7/8% euro notes due 2005	**496**	—
4% U.S. dollar notes due 2005	**748**	—
5 3/4% U.S. dollar notes due 2009	**399**	399
5 3/4% U.S. dollar notes due 2011	**498**	498
7 3/8% U.S. dollar notes due 2093	**116**	116
Other, due through 2013[2]	**226**	62
	2,881	1,375
Less current portion	**180**	156
	$ 2,701	$ 1,219

[1] 3.3% at December 31, 2002.
[2] Includes $44 million fair value adjustment related to interest rate swap agreements (refer to Note 10).

The above notes include various restrictions, none of which is presently significant to our Company.

After giving effect to interest rate management instruments, the principal amount of our long-term debt that had fixed and variable interest rates, respectively, was $1,764 million and $1,117 million on December 31, 2002, and $1,262 million and $113 million on December 31, 2001. The weighted-average interest rate on our Company's long-term debt was 4.2 percent and 5.8 percent for the years ended December 31, 2002 and 2001, respectively. Total interest paid was approximately $197 million, $304 million and $458 million in 2002, 2001 and 2000, respectively. For a more complete discussion of interest rate management, refer to Note 10.

Maturities of long-term debt for the five years succeeding December 31, 2002 are as follows (in millions):

2003	2004	2005	2006	2007
$ 180	$ 291	$ 1,320	$ 16	$ 8

NOTE 8: COMPREHENSIVE INCOME

Accumulated other comprehensive income (AOCI), including our proportionate share of equity method investees' AOCI, consists of the following (in millions):

DECEMBER 31,	2002	2001
Foreign currency translation adjustment	**$ (2,777)**	$ (2,682)
Accumulated derivative net gains (losses)	**(44)**	142
Unrealized gain (loss) on available-for-sale securities	**12**	(55)
Minimum pension liability	**(238)**	(43)
	$ (3,047)	$ (2,638)

A summary of the components of other comprehensive income, including our proportionate share of equity method investees' other comprehensive income, for the years ended December 31, 2002, 2001 and 2000 is as follows (in millions):

	Before-Tax Amount	Income Tax	After-Tax Amount
2002			
Net foreign currency translation	**$ (51)**	**$ (44)**	**$ (95)**
Net gain (loss) on derivatives	**(284)**	**98**	**(186)**
Net change in unrealized gain (loss) on available-for-sale securities	**104**	**(37)**	**67**
Net change in minimum pension liability	**(299)**	**104**	**(195)**
Other comprehensive income (loss)	**$ (530)**	**$ 121**	**$ (409)**

	Before-Tax Amount	Income Tax	After-Tax Amount
2001			
Net foreign currency translation	$ (285)	$ 78	$ (207)
Cumulative effect of adopting SFAS No. 133, net	83	(33)	50
Net gain (loss) on derivatives	151	(59)	92
Net change in unrealized gain (loss) on available-for-sale securities	(39)	10	(29)
Net change in minimum pension liability	(27)	10	(17)
Other comprehensive income (loss)	$ (117)	$ 6	$ (111)

	Before-Tax Amount	Income Tax	After-Tax Amount
2000			
Net foreign currency translation	$ (1,074)	$ 109	$ (965)
Net change in unrealized gain (loss) on available-for-sale securities	(90)	30	(60)
Net change in minimum pension liability	(17)	7	(10)
Other comprehensive income (loss)	$ (1,181)	$ 146	$ (1,035)

NOTE 9: FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The carrying amounts reflected in our balance sheets for cash, cash equivalents, marketable equity securities, cost method investments, receivables, loans and notes payable and long-term debt approximate their respective fair values. Fair values are based primarily on quoted prices for those or similar instruments. Fair values for our derivative financial instruments are included in Note 10.

Credit Risk

With respect to our Cash and Cash Equivalents balances, we manage our exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties and procedures to monitor concentration of credit risk. Based on these factors, we consider the risk of counterparty default to be minimal.

Certain Debt and Marketable Equity Securities

Investments in debt and marketable equity securities, other than investments accounted for by the equity method, are required to be categorized as either trading, available-for-sale or held-to-maturity. On December 31, 2002 and 2001, we had no trading securities. Securities categorized as available-for-sale are stated at fair value, with unrealized gains and losses, net of deferred income taxes, reported as a component of AOCI. Debt securities categorized as held-to-maturity are stated at amortized cost.

On December 31, 2002 and 2001, available-for-sale and held-to-maturity securities consisted of the following (in millions):

DECEMBER 31,	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2002				
Available-for-sale securities:				
Equity securities	**$ 245**	**$ 25**	**$ (2)[1]**	**$ 268**
Collateralized mortgage obligations	**5**	**—**	**—**	**5**
Other debt securities	**57**	**—**	**—**	**57**
	$ 307	**$ 25**	**$ (2)**	**$ 330**
Held-to-maturity securities:				
Bank and corporate debt	**$ 1,083**	**$ —**	**$ —**	**$ 1,083**
Other debt securities	**1**	**—**	**—**	**1**
	$ 1,084	**$ —**	**$ —**	**$ 1,084**

DECEMBER 31,	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2001				
Available-for-sale securities:				
Equity securities	$ 251	$ 43	$ (116)[1]	$ 178
Collateralized mortgage obligations	13	—	(1)	12
Other debt securities	19	—	—	19
	$ 283	$ 43	$ (117)	$ 209
Held-to-maturity securities:				
Bank and corporate debt	$ 978	$ —	$ —	$ 978
Other debt securities	8	—	—	8
	$ 986	$ —	$ —	$ 986

[1] Refer to Note 16 for the discussion of the write-down of investments primarily in Latin America.

On December 31, 2002 and 2001, these investments were included in the following captions (in millions):

DECEMBER 31,	Available-for-Sale Securities	Held-to-Maturity Securities
2002		
Cash and cash equivalents	**$ —**	**$ 1,081**
Current marketable securities	**217**	**2**
Cost method investments, principally bottling companies	**104**	**—**
Other assets	**9**	**1**
	$ 330	**$ 1,084**

DECEMBER 31,	Available-for-Sale Securities	Held-to-Maturity Securities
2001		
Cash and cash equivalents	$ —	$ 976
Current marketable securities	66	2
Cost method investments, principally bottling companies	127	—
Other assets	16	8
	$ 209	$ 986

The contractual maturities of these investments as of December 31, 2002 were as follows (in millions):

	Available-for-Sale Securities		Held-to-Maturity Securities	
	Cost	Fair Value	Amortized Cost	Fair Value
2003	$ 53	$ 53	$ 1,083	$ 1,083
2004–2007	—	—	1	1
After 2007	4	4	—	—
Collateralized mortgage obligations	5	5	—	—
Equity securities	245	268	—	—
	$ 307	$ 330	$ 1,084	$ 1,084

For the years ended December 31, 2002 and 2001, gross realized gains and losses on sales of available-for-sale securities were not material. The cost of securities sold is based on the specific identification method.

NOTE 10: HEDGING TRANSACTIONS AND DERIVATIVE FINANCIAL INSTRUMENTS

Our Company uses derivative financial instruments primarily to reduce our exposure to adverse fluctuations in interest rates and foreign exchange rates and, to a lesser extent, in commodity prices and other market risks. When entered into, the Company formally designates and documents the financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. The Company formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the fair value or cash flows of the underlying exposures being hedged. Any ineffective portion of a financial instrument's change in fair value is immediately recognized in earnings. Virtually all of our derivatives are straightforward over-the-counter instruments with liquid markets. Our Company does not enter into derivative financial instruments for trading purposes.

The fair values of derivatives used to hedge or modify our risks fluctuate over time. We do not view these fair value amounts in isolation, but rather in relation to the fair values or cash flows of the underlying hedged transactions or other exposures. The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of our exposure to the financial risks described above. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives, such as interest rates, exchange rates or other financial indices.

As discussed in Note 1, the Company adopted SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. These statements require the Company to recognize all derivative instruments as either assets or liabilities in our balance sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. At the inception of the hedge relationship, the Company must designate the derivative instrument as either a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. This designation is based upon the exposure being hedged.

The adoption of SFAS No. 133 resulted in the Company recording transition adjustments to recognize its derivative instruments at fair value and to recognize the ineffective portion of the change in fair value of its derivatives. The cumulative effect of these transition adjustments was an after-tax reduction to Net Income of approximately $10 million and an after-tax net increase to AOCI of approximately $50 million. The reduction to Net Income was primarily related to the change in the time value and fair value of foreign currency options and interest rate swap agreements, respectively. The increase in AOCI was primarily related to net gains on foreign currency cash flow hedges. The Company reclassified into earnings during the year ended December 31, 2001 approximately $54 million of net gains relating to the transition adjustment recorded in AOCI as of January 1, 2001.

We have established strict counterparty credit guidelines and enter into transactions only with financial institutions of investment grade or better. We monitor counterparty exposures daily and review any downgrade in credit rating immediately. If a downgrade in the credit rating of a counterparty were to occur, we have provisions requiring collateral in the form of U.S. government securities for substantially all of our transactions. To mitigate presettlement risk, minimum credit standards become more stringent as the duration of the derivative financial instrument increases. To minimize the concentration of credit risk, we enter into derivative transactions with a portfolio of financial institutions. The Company has master netting agreements with most of the financial institutions that are counterparties to the derivative instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, we consider the risk of counterparty default to be minimal.

Interest Rate Management

Our Company monitors our percentage mix of fixed-rate and variable-rate debt, as well as our percentage mix of term debt versus nonterm debt. This monitoring includes a review of business and other financial risks. We also enter into interest rate swap agreements to manage these risks. These contracts had maturities ranging from one to three years on December 31, 2002. Interest rate swap agreements that meet certain conditions required under SFAS No. 133 for fair value hedges are accounted for as such with the offset recorded to adjust the fair value of the underlying exposure being hedged. Any ineffective portion (which was not significant in 2002 or 2001) of the changes in the fair value of these agreements is recorded in earnings immediately. The fair values of our Company's interest rate swap agreements were approximately $44 million and $5 million at December 31, 2002 and 2001, respectively. The Company estimates the fair value of its interest rate management derivatives based on quoted market prices.

Prior to January 1, 2001, our Company also used interest rate swaps and interest rate caps for hedging purposes. For interest rate swaps, any differences paid or received were recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. Additionally, prior to January 1, 2001, our Company had entered into an interest rate cap agreement that entitled us to receive from a financial institution the amount, if any, by which our interest payments on our variable rate debt exceeded prespecified interest rates through 2004. This cap agreement was terminated during 2001, and the impact on the statements of income was immaterial.

Foreign Currency Management

The purpose of our foreign currency hedging activities is to reduce the risk that our eventual U.S. dollar net cash inflows resulting from sales outside the United States will be adversely affected by changes in exchange rates.

We enter into forward exchange contracts and collars and purchase currency options (principally euro and Japanese yen) to hedge certain portions of forecasted cash flows denominated in foreign currencies. The effective portion of the changes in fair value for these contracts, which have been designated as cash flow hedges, are reported in AOCI and reclassified into earnings in the same financial statement line item and in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion (which was not significant in 2002 or 2001) of the change in fair value of these instruments is immediately recognized in earnings. These contracts had maturities ranging from one to two years on December 31, 2002, which is also the period in which all amounts included in AOCI will be reclassified into earnings.

Additionally, the Company enters into forward exchange contracts that are not designated as hedging instruments under SFAS No. 133. These instruments are used to offset the earnings impact relating to the variability in exchange rates on certain monetary assets and liabilities denominated in non-functional currencies. Changes in the fair value of these instruments are recognized in earnings in the Other Income (Loss)—Net line item of our statements of income immediately to offset the effect of remeasurement of the monetary assets and liabilities.

The Company also enters into forward exchange contracts to hedge its net investment position in certain major currencies. Under SFAS No. 133, changes in the fair value of these instruments are recognized in foreign currency translation adjustment, a component of AOCI, to offset the change in the value of the net investment being hedged. For the years ended December 31, 2002 and 2001, approximately $26 million and $43 million, respectively, of losses relating to derivative financial instruments were recorded in foreign currency translation adjustment.

Prior to January 1, 2001, gains and losses on derivative financial instruments that were designated and effective as hedges of net investments in international operations were included in foreign currency translation adjustment, a component of AOCI.

For the years ended December 31, 2002 and 2001, we recorded an increase (decrease) to AOCI of approximately $(151) million and $92 million, respectively, net of both income taxes and reclassifications to earnings, primarily related to net gains (losses) on foreign currency cash flow hedges, which will generally offset cash flow gains and losses relating to the underlying exposures being hedged in future periods. The Company estimates that it will reclassify into earnings during the next 12 months losses of approximately $8 million from the net amount recorded in AOCI as of December 31, 2002 as the anticipated foreign currency cash flows occur. For the year ended December 31, 2001, the Company recorded approximately $12 million in earnings, classified within Net Operating Revenues in our statements of income, primarily related to the change in the time value of foreign currency options. During 2001, the FASB issued an interpretation to SFAS No. 133 allowing the entire change in fair value, including the time value, of certain purchased options to be recorded in AOCI until the related underlying exposure is recorded in earnings. The Company adopted this interpretation prospectively.

The Company did not discontinue any cash flow hedge relationships during the years ended December 31, 2002 and 2001.

The following table summarizes activity in AOCI related to derivatives designated as cash flow hedges held by the Company during the applicable periods (in millions):

YEAR ENDED DECEMBER 31,	Before-Tax Amount	Income Tax	After-Tax Amount
2002			
Accumulated derivative net gains as of January 1, 2002	**$ 234**	**$ (92)**	**$ 142**
Net changes in fair value of derivatives	**(129)**	**51**	**(78)**
Net gains reclassified from AOCI into earnings	**(120)**	**47**	**(73)**
Accumulated derivative net losses as of December 31, 2002	**$ (15)**	**$ 6**	**$ (9)**

YEAR ENDED DECEMBER 31,	Before-Tax Amount	Income Tax	After-Tax Amount
2001			
Cumulative effect of adopting SFAS No. 133, net	$ 83	$ (33)	$ 50
Net changes in fair value of derivatives	311	(122)	189
Net gains reclassified from AOCI into earnings	(160)	63	(97)
Accumulated derivative net gains as of December 31, 2001	$ 234	$ (92)	$ 142

The following table presents the fair values, carrying values and maturities of the Company's foreign currency derivative instruments outstanding (in millions):

DECEMBER 31,	Carrying Values	Fair Values	Maturity
2002			
Forward contracts	**$ 5**	**$ 5**	**2003**
Options and collars	**60**	**60**	**2003–2004**
	$ 65	**$ 65**	

DECEMBER 31,	Carrying Values	Fair Values	Maturity
2001			
Forward contracts	$ 37	$ 37	2002
Currency swap agreements	10	10	2002
Options and collars	219	219	2002–2003
	$ 266	$ 266	

The Company estimates the fair value of its foreign currency derivatives based on quoted market prices or pricing models using current market rates. This amount is primarily reflected in Prepaid Expenses and Other Assets within our balance sheets.

Prior to January 1, 2001, our Company also used foreign exchange contracts and purchased currency options for hedging purposes. Premiums paid and realized gains and losses, including those on any terminated contracts, were included in Prepaid Expenses and Other Assets. These were recognized in income, along with unrealized gains and losses, in the same period the hedging transactions were realized.

NOTE 11: COMMITMENTS AND CONTINGENCIES

On December 31, 2002, we were contingently liable for guarantees of indebtedness owed by third parties in the amount of $494 million. We do not consider it probable that we will be required to satisfy these guarantees.

We believe our exposure to concentrations of credit risk is limited due to the diverse geographic areas covered by our operations.

We have committed to make future marketing and other expenditures of approximately $2,550 million, of which the majority is payable over the next 12 years.

In June 2002, our Company announced long-term agreements with the National Collegiate Athletic Association (NCAA) and CBS, and with the Houston Astros Baseball Club for a combined value of approximately $650 million to $800 million. These commitments are included in the future marketing and other expenditures amount referred to in the preceding paragraph.

The Company is also involved in various legal proceedings. Management believes that any liability to the Company that may arise as a result of currently pending legal proceedings, including those discussed below, will not have a material adverse effect on the financial condition of the Company taken as a whole.

During the period from 1970 to 1981, our Company owned Aqua-Chem, Inc. (Aqua-Chem). A division of Aqua-Chem manufactured certain boilers that contained gaskets that Aqua-Chem purchased from outside suppliers. Several years after our Company sold this entity, Aqua-Chem received its first lawsuit relating to asbestos, a component of some of the gaskets. Aqua-Chem has notified our Company that it believes we are obligated to them for certain costs and expenses associated with the litigation. Aqua-Chem has demanded that our Company reimburse it for approximately $10 million for out-of-pocket litigation-related expenses incurred over the last 18 years. Aqua-Chem has also demanded that the Company acknowledge a continuing obligation to Aqua-Chem for any future liabilities and expenses that are excluded from coverage under the applicable insurance or for which there is no insurance. Our Company disputes Aqua-Chem's claims, and we believe we have no obligation to Aqua-Chem for any of its past, present or future liabilities, costs or expenses. Furthermore, we believe we have substantial legal and factual defenses to Aqua-Chem's claims. The parties have entered into litigation to resolve this dispute. The Company believes Aqua-Chem has substantial insurance coverage to pay Aqua-Chem's asbestos claimants. An estimate of possible losses over time, if any, cannot be made at this time.

The Competition Authority of the European Commission made unannounced visits to the offices of the Company and our bottling partners in Austria, Belgium, Denmark, Germany and Great Britain several years ago. Similarly, the Spanish competition authorities made unannounced visits to our own offices and those of certain bottlers in Spain in 2000. The European Commission and the Spanish competition authorities continue their investigations into unspecified market practices in their respective jurisdictions. The Company believes we have substantial legal and factual defenses in these matters.

Additionally, at the time of divesting our interest in a consolidated entity, we sometimes agree to indemnify the buyer for specific liabilities related to the period we owned the entity. Management believes that any liability to the Company that may arise as a result of any such indemnification agreements will not have a material adverse effect on the financial condition of the Company taken as a whole.

NOTE 12: NET CHANGE IN OPERATING ASSETS AND LIABILITIES

Net cash provided by operating activities attributable to the net change in operating assets and liabilities is composed of the following (in millions):

	2002	2001	2000
Increase in trade accounts receivable	**$ (83)**	$ (73)	$ (39)
Increase in inventories	**(49)**	(17)	(2)
Decrease (increase) in prepaid expenses and other assets	**74**	(349)	(618)
Decrease in accounts payable and accrued expenses	**(442)**	(179)	(84)
Increase (decrease) in accrued taxes	**20**	247	(96)
Increase (decrease) in other liabilities	**73**	(91)	(13)
	$ (407)	$ (462)	$ (852)

NOTE 13: RESTRICTED STOCK, STOCK OPTIONS AND OTHER STOCK PLANS

Prior to 2002, our Company accounted for our stock option plans and restricted stock plans under the recognition and measurement provisions of APB No. 25 and related interpretations. Effective January 1, 2002, our Company adopted the preferable fair value recognition provisions of SFAS No. 123. Our Company selected the modified prospective method of adoption described in SFAS No. 148. Compensation cost recognized in 2002 is the same as that which would have been recognized had the fair value method of SFAS No. 123 been applied from its original effective date. Refer to Note 1.

In accordance with the provisions of SFAS No. 123 and SFAS No. 148, $365 million was recorded for total stock-based compensation expense in 2002. In accordance with APB No. 25, total stock-based compensation expense was $41 million and $43 million, respectively, for the years ended December 31, 2001 and 2000.

Stock Option Plans

Under our 1991 Stock Option Plan (the 1991 Option Plan), a maximum of 120 million shares of our common stock was approved to be issued or transferred to certain officers and employees pursuant to stock options and stock appreciation rights granted under the 1991 Option Plan. The stock appreciation rights permit the holder, upon surrendering all or part of the related stock option, to receive cash, common stock or a combination thereof, in an amount up to 100 percent of the difference between the market price and the option price. Options to purchase common stock under the 1991 Option Plan have been granted to Company employees at fair market value at the date of grant.

The 1999 Stock Option Plan (the 1999 Option Plan) was approved by share owners in April of 1999. Following the approval of the 1999 Option Plan, no grants were made from the 1991 Option Plan, and shares available under the 1991 Option Plan were no longer available to be granted. Under the 1999 Option Plan, a maximum of 120 million shares of our common stock was approved to be issued or transferred to certain officers and employees pursuant to stock options granted under the 1999 Option Plan. Options to purchase common stock under the 1999 Option Plan have been granted to Company employees at fair market value at the date of grant.

The 2002 Stock Option Plan (the 2002 Option Plan) was approved by share owners in April of 2002. Under the 2002 Option Plan, a maximum of 120 million shares of our common stock was approved to be issued or transferred to certain officers and employees pursuant to stock options granted under the 2002 Option Plan. Options to purchase common stock under the 2002 Option Plan have been granted to Company employees at fair market value at the date of grant.

Generally, stock options become exercisable over a four-year graded vesting period and expire 15 years from the date of grant. Prior to 1999, stock options generally became exercisable over a three-year vesting period and expired 10 years from the date of grant.

To ensure the best market-based assumptions were used to determine the estimated fair value of stock options granted in 2002, we obtained two independent market quotes. Our Black-Scholes value was not materially different from the independent quotes.

The following table sets forth information about the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model and the weighted-average assumptions used for such grants:

	2002	2001	2000
Weighted-average fair value of options granted	**$ 13.10**	$ 15.09	$ 19.85
Dividend yields	**1.7%**	1.6%	1.2%
Expected volatility	**30.2%**	31.9%	31.7%
Risk-free interest rates	**3.4%**	5.1%	5.8%
Expected lives	**6 years**	5 years	5 years

A summary of stock option activity under all plans is as follows (shares in millions):

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding on January 1,	**141**	**$ 51.16**	112	$ 51.23	101	$ 46.66
Granted[1]	**29**	**44.69**	45	48.11	32	57.35
Exercised	**(3)**	**31.09**	(7)	24.30	(12)	26.00
Forfeited/Expired[2]	**(8)**	**54.21**	(9)	56.74	(9)	57.51
Outstanding on December 31,	**159**	**$ 50.24**	141	$ 51.16	112	$ 51.23
Exercisable on December 31,	**80**	**$ 51.72**	65	$ 50.83	60	$ 46.57
Shares available on December 31, for options that may be granted	**122**		25		65	

[1] No grants were made from the 1991 Option Plan during 2000, 2001 or 2002.
[2] Shares Forfeited/Expired relate to the 1991 and 1999 Option Plans.

The following table summarizes information about stock options at December 31, 2002 (shares in millions):

	Outstanding Stock Options			Exercisable Stock Options	
RANGE OF EXERCISE PRICES	Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ 20.00 to $ 30.00	5	1.4 years	$ 23.93	5	$ 23.93
$ 30.01 to $ 40.00	8	2.8 years	$ 35.63	8	$ 35.63
$ 40.01 to $ 50.00	79	13.0 years	$ 46.91	19	$ 48.41
$ 50.01 to $ 60.00	55	11.2 years	$ 56.30	36	$ 56.37
$ 60.01 to $ 86.75	12	5.8 years	$ 65.88	12	$ 65.89
$ 20.00 to $ 86.75	159	10.9 years	$ 50.24	80	$ 51.72

Restricted Stock Award Plans

Under the amended 1989 Restricted Stock Award Plan and the amended 1983 Restricted Stock Award Plan (the Restricted Stock Award Plans), 40 million and 24 million shares of restricted common stock, respectively, may be granted to certain officers and key employees of our Company.

On December 31, 2002, 29 million shares were available for grant under the Restricted Stock Award Plans. In 2002, there were 30,000 shares of restricted stock granted at an average fair value of $50.99 per share. In 2001, there were 116,300 shares of restricted stock granted at an average fair value of $48.95 per share. In 2000, there were 546,585 shares of restricted stock granted at an average fair value of $58.20 per share. In 2002, 2,500 shares of restricted stock were cancelled at an average fair value of $67.50 per share. In 2001, 78,700 shares of restricted stock were cancelled at an average fair value of $48.49 per share. In 2000, 80,500 shares of restricted stock were cancelled at an average fair value of $28.41 per share. Participants are entitled to vote and receive dividends on the shares and, under the 1983 Restricted Stock Award Plan, participants are reimbursed by our Company for income taxes imposed on the award, but not for taxes generated by the reimbursement payment. The shares are subject to certain transfer restrictions and may be forfeited if a participant leaves our Company for reasons other than retirement, disability or death, absent a change in control of our Company.

In addition, 270,000 shares of three-year performance-based and 2,025,000 shares of five-year performance-based restricted stock were granted in 2000. The release of these shares was contingent upon the Company achieving certain predefined performance targets over the three-year and five-year measurement periods, respectively. Participants were entitled to vote and receive dividends on these shares during the measurement period. The Company also promised to grant 180,000 shares of stock at the end of three years and 200,000 shares at the end of five years to certain employees if the Company achieved predefined performance targets over the respective measurement periods.

In May 2001, all performance-based restricted stock awards and promises made to grant shares in the future were cancelled, with the exception of 150,000 shares of five-year performance-based restricted stock. New awards for the same number of cancelled shares, with the exception of the promises made in 2000 to grant 200,000 shares at the end of five years, were granted at an average fair value of $47.88 per share. The release of the shares is subject to the Company's achievement of a minimum of 11 percent annual growth in earnings per share over the respective measurement periods, as adjusted for certain items approved by the Board of Directors. In 2001, an additional 10,000 shares of three-year performance-based restricted stock and 50,000 shares of five-year performance-based restricted stock were granted at an average fair value of $46.22 per share and $45.70 per share, respectively, with predefined performance targets to be achieved over the respective measurement periods. In 2001, an additional 250,000 shares of five-year performance-based restricted stock were granted at an average fair value of $46.80 per share.

In 2002, an additional 50,000 shares of four-year performance-based restricted stock were granted at an average fair value of $46.88 per share. The release of the shares is subject to the Company's achievement of a minimum of 11 percent annual growth in earnings per share over the four-year measurement period, as adjusted for certain items approved by the Board of Directors. In 2002, the Company also promised to grant 50,000 shares at the end of three years and 75,000 shares at the end of four years if the Company achieved predefined performance targets over the respective measurement periods.

NOTE 14: PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Our Company sponsors and/or contributes to pension and postretirement health care and life insurance benefit plans covering substantially all U.S. employees. We also sponsor nonqualified, unfunded defined benefit pension plans for certain members of management. In addition, our Company and its subsidiaries have various pension plans and other forms of postretirement arrangements outside the United States.

Total expense for all benefit plans, including defined benefit pension plans, defined contribution pension plans, and postretirement health care and life insurance benefit plans, amounted to approximately $168 million in 2002, $142 million in 2001 and $116 million in 2000. In addition, in 2000 the Company recorded a charge of $124 million for special retirement benefits as part of the organizational realignment discussed in Note 17. Net periodic cost for our pension and other postretirement benefit plans consists of the following (in millions):

	Pension Benefits		
YEAR ENDED DECEMBER 31,	**2002**	2001	2000
Service cost	**$ 63**	$ 53	$ 54
Interest cost	**132**	123	119
Expected return on plan assets	**(137)**	(125)	(132)
Amortization of prior service cost	**6**	8	4
Recognized net actuarial (gain) loss	**8**	3	(7)
Settlements and curtailments	**—**	—	1
Net periodic pension cost	**$ 72**	$ 62	$ 39

	Other Benefits		
YEAR ENDED DECEMBER 31,	**2002**	2001	2000
Service cost	**$ 18**	$ 13	$ 12
Interest cost	**38**	34	29
Expected return on plan assets	**—**	(1)	(1)
Amortization of prior service cost	**2**	2	1
Recognized net actuarial gain	**—**	—	(1)
Net periodic cost	**$ 58**	$ 48	$ 40

The following table sets forth the change in benefit obligation for our benefit plans (in millions):

	Pension Benefits		Other Benefits	
DECEMBER 31,	**2002**	2001	**2002**	2001
Benefit obligation at beginning of year	**$ 1,906**	$ 1,819	**$ 530**	$ 407
Service cost	**63**	53	**18**	13
Interest cost	**132**	123	**38**	34
Foreign currency exchange rate changes	**11**	(23)	**—**	—
Amendments	**6**	—	**—**	3
Actuarial loss	**138**	62	**86**	96
Benefits paid	**(121)**	(126)	**(23)**	(23)
Business combinations	**46**	10	**—**	—
Divestitures	**—**	(12)	**—**	—
Other	**1**	—	**2**	—
Benefit obligation at end of year	**$ 2,182**	$ 1,906	**$ 651**	$ 530

The following table sets forth the change in the fair value of plan assets for our benefit plans (in millions):

	Pension Benefits		Other Benefits	
DECEMBER 31,	**2002**	2001	**2002**	2001
Fair value of plan assets at beginning of year[1]	**$ 1,492**	$ 1,555	**$ —**	$ 17
Actual return on plan assets	**(121)**	(96)	**—**	—
Employer contributions	**151**	130	**—**	—
Foreign currency exchange rate changes	**23**	(14)	**—**	—
Benefits paid	**(95)**	(91)	**—**	(17)
Business combinations	**—**	9	**—**	—
Divestitures	**—**	(4)	**—**	—
Other	**2**	3	**—**	—
Fair value of plan assets at end of year[1]	**$ 1,452**	$ 1,492	**$ —**	$ —

[1] Pension benefit plan assets primarily consist of listed stocks including 1.62 million shares of common stock of our Company with a fair value of $71 million and $76 million as of December 31, 2002 and 2001, respectively.

The total projected benefit obligation and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $2,016 million and $1,262 million, respectively, as of December 31, 2002 and $687 million and $232 million, respectively, as of December 31, 2001. The total accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,733 million and $1,243 million, respectively, as of December 31, 2002 and $583 million and $202 million, respectively, as of December 31, 2001.

The accrued pension and other benefit costs recognized in our balance sheets are computed as follows (in millions):

	Pension Benefits		Other Benefits	
DECEMBER 31,	**2002**	2001	**2002**	2001
Funded status	**$ (730)**	$ (414)	**$ (651)**	$ (530)
Unrecognized net asset at transition	**(1)**	(5)	**—**	—
Unrecognized prior service cost	**66**	73	**19**	21
Unrecognized net actuarial loss	**584**	195	**130**	45
Net liability recognized	**$ (81)**	$ (151)	**$ (502)**	$ (464)
Prepaid benefit cost	**$ 271**	$ 146	**$ —**	$ —
Accrued benefit liability	**(747)**	(387)	**(502)**	(464)
Accumulated other comprehensive income	**335**	70	**—**	—
Intangible asset	**60**	20	**—**	—
Net liability recognized	**$ (81)**	$ (151)	**$ (502)**	$ (464)

The weighted-average assumptions used in computing the preceding information are as follows:

	Pension Benefits		
DECEMBER 31,	**2002**	2001	2000
Discount rate	**6 1/4%**	6 1/2%	7%
Rate of increase in compensation levels	**4 1/4%**	4 1/4%	4 1/2%
Expected long-term rate of return on plan assets	**8 1/4%**	8 1/2%	8 1/2%

	Other Benefits		
DECEMBER 31,	**2002**	2001	2000
Discount rate	**6 3/4%**	7 1/4%	7 1/2%
Rate of increase in compensation levels	**4 1/2%**	4 1/2%	4 3/4%
Expected long-term rate of return on plan assets	**—**	—	3%

The rate of increase in per capita costs of covered health care benefits is assumed to be 10 percent in 2003, decreasing gradually to 5 1/4 percent by the year 2008.

A one percentage point change in the assumed health care cost trend rate would have the following effects (in millions):

	One Percentage Point Increase	One Percentage Point Decrease
Effect on accumulated postretirement benefit obligation as of December 31, 2002	$ 68	$ (57)
Effect on net periodic postretirement benefit cost in 2002	$ 9	$ (8)

NOTE 15: INCOME TAXES

Income Before Income Taxes and Cumulative Effect of Accounting Change consists of the following (in millions):

YEAR ENDED DECEMBER 31,	2002	2001	2000
United States	**$ 2,062**	$ 2,430	$ 1,497
International	**3,437**	3,240	1,902
	$ 5,499	$ 5,670	$ 3,399

Income tax expense (benefit) consists of the following (in millions):

YEAR ENDED DECEMBER 31,	United States	State & Local	International	Total
2002				
Current	**$ 455**	**$ 55**	**$ 973**	**$ 1,483**
Deferred	**2**	**23**	**15**	**40**
2001				
Current	$ 552	$ 102	$ 981	$ 1,635
Deferred	70	(15)	1	56
2000				
Current	$ 48	$ 16	$ 1,155	$ 1,219
Deferred	(9)	46	(34)	3

We made income tax payments of approximately $1,508 million, $1,496 million and $1,425 million in 2002, 2001 and 2000, respectively. During the first quarter of 2000, the U.S. and Japan taxing authorities entered into an Advance Pricing Agreement (APA) whereby the level of royalties paid by Coca-Cola (Japan) Company, Ltd. (our Subsidiary) to our Company was established for the years 1993 through 2001. Pursuant to the terms of the APA, our Subsidiary filed amended returns for the applicable periods reflecting the negotiated royalty rate. These amended returns resulted in the payment during the first and second quarters of 2000 of additional Japanese taxes. The effect on our financial performance and our effective tax rate was not material, due primarily to offsetting tax credits utilized on our U.S. income tax return.

A reconciliation of the statutory U.S. federal rate and effective rates is as follows:

YEAR ENDED DECEMBER 31,	2002	2001	2000
Statutory U.S. federal rate	**35.0 %**	35.0 %	35.0 %
State income taxes—net of federal benefit	**0.9**	1.0	0.8
Earnings in jurisdictions taxed at rates different from the statutory U.S. federal rate	**(6.0)**	(4.9)	(4.0)
Equity income or loss [1]	**(2.0)**	(0.9)	2.9
Other operating charges [2]	**—**	—	1.9
Write-down/sale of certain bottling investments [3]	**0.7**	—	—
Other—net	**(0.9)**	(0.4)	(0.6)
Effective rates	**27.7 %**	29.8 %	36.0 %

[1] Includes charges by equity investees in 2002 and 2000. Refer to Note 16.
[2] Includes charges related to certain bottling, manufacturing and intangible assets for 2000. Refer to Note 16.
[3] Includes gains on the sale of Cervejarias Kaiser Brazil, Ltda and the write-down of certain bottling investments, primarily in Latin America. Refer to Note 16.

Our effective tax rate reflects the tax benefit derived from having significant operations outside the United States that are taxed at rates lower than the U.S. statutory rate of 35 percent.

In 2002 and 2000, management concluded that it was more likely than not that tax benefits would not be realized with respect to principally all of the items discussed in Note 16, with the exception of approximately $188 million of charges in 2000 related to the settlement terms of a class action discrimination lawsuit. Accordingly, valuation allowances were recorded to offset the future tax benefit of these items resulting in an increase in our effective tax rate. Excluding the impact of these items, the effective tax rate on operations for 2002 was 27 percent and for 2000 was slightly more than 30 percent.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $6.1 billion at December 31, 2002. Those earnings are considered to be indefinitely reinvested and, accordingly, no U.S. federal and state income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits would be available to reduce a portion of the U.S. liability.

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities consist of the following (in millions):

DECEMBER 31,	2002	2001
Deferred tax assets:		
Property, plant and equipment	**$ 227**	$ 241
Trademarks and other intangible assets	**75**	4
Equity method investments (including translation adjustment)	**468**	343
Other liabilities	**123**	263
Benefit plans	**541**	377
Net operating/capital loss carryforwards	**663**	442
Other	**307**	275
Gross deferred tax assets	**2,404**	1,945
Valuation allowance	**(738)**	(563)
Total deferred tax assets[1]	**$ 1,666**	$ 1,382
Deferred tax liabilities:		
Property, plant and equipment	**$ (757)**	$ (556)
Trademarks and other intangible assets	**(208)**	(118)
Equity method investments (including translation adjustment)	**(465)**	(539)
Other liabilities	**(55)**	(14)
Other	**(222)**	(185)
Total deferred tax liabilities	**$ (1,707)**	$ (1,412)
Net deferred tax liabilities	**$ (41)**	$ (30)

[1] Deferred tax assets of $358 million and $412 million have been included in the caption Other Assets at December 31, 2002 and 2001, respectively.

On December 31, 2002 and 2001, we had approximately $34 million and $240 million, respectively, of net deferred tax assets located in countries outside the United States.

On December 31, 2002, we had $1,387 million of tax operating loss carryforwards available to reduce future taxable income of certain international subsidiaries. Loss carryforwards of $614 million must be utilized within the next five years; $483 million can be utilized over an indefinite period. A valuation allowance has been provided for a portion of the deferred tax assets related to these loss carryforwards.

NOTE 16: SIGNIFICANT OPERATING AND NONOPERATING ITEMS

In the third quarter of 2002, our Company recorded a noncash pretax charge of approximately $33 million related to our share of impairment and restructuring charges taken by certain investees in Latin America. This charge was recorded in the caption Equity Income (Loss).

Our Company had direct and indirect ownership interests totaling approximately 18 percent in Cervejarias Kaiser S.A. (Kaiser S.A.). In March 2002, Kaiser S.A. sold its investment in Cervejarias Kaiser Brazil, Ltda to Molson Inc. (Molson) for cash of approximately $485 million and shares of Molson valued at approximately $150 million. Our Company's pretax share of the gain related to this sale was approximately $43 million, of which approximately $21 million was recorded in the caption Equity Income (Loss), and approximately $22 million was recorded in the caption Other Income (Loss)—Net.

In the first quarter of 2002, our Company recorded a noncash pretax charge of approximately $157 million (recorded in the caption Other Income (Loss)—Net), primarily related to the write-down of certain investments in Latin America. This write-down reduced the carrying value of the investments in Latin America to fair value. The charge was primarily the result of the economic developments in Argentina during the first quarter of 2002, including the devaluation of the Argentine peso and the severity of the unfavorable economic outlook.

In the first quarter of 2000, we recorded charges of approximately $405 million related to the impairment of certain bottling, manufacturing and intangible assets, primarily within our Indian bottling operations. These impairment charges were recorded to reduce the carrying value of the identified assets to fair value. Fair value was derived using cash flow analysis. The assumptions used in the cash flow analysis were consistent with those used in our internal planning. The assumptions included estimates of future growth in unit cases, estimates of gross margins, estimates of the impact of exchange rates and estimates of tax rates and incentives. The charge was primarily the result of our revised outlook for the Indian beverage market including the future expected tax environment. The remaining carrying value of long-lived assets within our Indian bottling operations, immediately after recording the impairment charge, was approximately $300 million.

In July 2000, we recorded a tax-free noncash gain of approximately $118 million related to the merger of Coca-Cola Beverages and Hellenic Bottling Company S.A. Refer to Note 2.

In the fourth quarter of 2000, we recorded charges of approximately $188 million related to the settlement terms of, and direct costs related to, a class action discrimination lawsuit. The monetary settlement included cash payments to fund back pay, compensatory damages, a promotional achievement fund and attorneys' fees. In addition, the Company introduced a wide range of training, monitoring and mentoring programs. Of the $188 million, $50 million was donated to The Coca-Cola Foundation to continue its broad range of community support programs. In 2001, our Company paid out substantially all of this settlement.

In 2000, the Company also recorded a charge of approximately $306 million, which represents the Company's portion of a charge recorded by Coca-Cola Amatil to reduce the carrying value of its investment in the Philippines. In addition, Panamerican Beverages, Inc. wrote down selected assets, including the impairment of the value of its Venezuelan operating unit. The Company's portion of this charge was approximately $124 million. Also contributing to the equity losses were charges recorded by investees in Eurasia and the Middle East. These charges were partially offset by the impact of lower tax rates related to current and deferred taxes at CCEAG.

NOTE 17: REALIGNMENT COSTS

In January 2000, our Company initiated a major organizational realignment (the Realignment) intended to put more responsibility, accountability and resources in the hands of local business units of the Company so as to fully leverage the local capabilities of our system.

Under the Realignment, employees were separated from almost all functional areas of the Company's operations, and certain activities were outsourced to third parties. The total number of employees separated as of December 31, 2000 was approximately 5,200. Employees separated from the Company as a result of the Realignment were offered severance or early retirement packages, as appropriate, that included both financial and nonfinancial components. The Realignment expenses included costs associated with involuntary terminations, voluntary retirements and other direct costs associated with implementing the Realignment. Other direct costs included repatriating and relocating employees to local markets; asset write-downs; lease cancellation costs; and costs associated with the development, communication and administration of the Realignment. We recorded total Realignment charges in 2000 of $850 million, which was included in the caption Other Operating Charges.

The table below summarizes the balance of accrued Realignment expenses and the movement in that accrual as of and for the years ended December 31, 2001 and 2000 (in millions):

Realignment Summary	2000 Expenses	2000 Payments	2000 Noncash and Exchange	Accrued Balance December 31, 2000	2001 Payments	2001 Noncash and Exchange	Accrued Balance December 31, 2001
Employees involuntarily separated							
Severance pay and benefits	$ 216	$ (123)	$ (2)	$ 91	$ (66)	$ (8)	$ 17
Outside services—legal, outplacement, consulting	33	(25)	—	8	(8)	—	—
Other—including asset write-downs	81	(37)	(7)	37	(33)	(4)	—
	$ 330	$ (185)	$ (9)	$ 136	$ (107)	$ (12)	$ 17
Employees voluntarily separated							
Special retirement pay and benefits	$ 353	$ (174)	$ —	$ 179	$ (26)	$ (12)	$ 141
Outside services—legal, outplacement, consulting	6	(3)	—	3	(3)	—	—
	$ 359	$ (177)	$ —	$ 182	$ (29)	$ (12)	$ 141
Other direct costs	$ 161	$ (92)	$ (9)	$ 60	$ (26)	$ (11)	$ 23
Total Realignment	$ 850	$ (454)	$ (18)	$ 378	$ (162)	$ (35)	$ 181[1]

[1] As of December 31, 2001, $59 million was included in the caption Accounts Payable and Accrued Expenses. As of December 31, 2001, $122 million was included in the caption Other Liabilities.

The Realignment has been completed, and all material payments associated with the Realignment have been made except for retirement pay and benefits for employees who voluntarily accepted early retirement packages, which will be paid out in accordance with the Company's defined benefit pension plans over a number of years.

NOTE 18: ACQUISITIONS AND INVESTMENTS

During 2002, our Company's acquisition and investment activity totaled approximately $1,144 million. Of this $1,144 million, our Company paid $544 million in cash.

Effective February 2002, our Company acquired control of CCEAG. CCEAG is included in our Europe, Eurasia and Middle East operating segment. As a result of acquiring control of CCEAG, our Company expects to help focus its sales and marketing programs and assist in developing the business. This transaction was accounted for as a business combination, and the results of CCEAG's operations have been included in the Company's financial statements since February 2002. Prior to February 2002, our Company accounted for CCEAG under the equity method of accounting. As of December 31, 2002, our Company had an approximate 41 percent ownership interest in the outstanding shares of CCEAG. In accordance with the terms of a Control and Profit and Loss Transfer Agreement (CPL) with CCEAG, our Company obtained control of CCEAG for a period of up to five years. In return for control of CCEAG, the Company guaranteed annual payments, in lieu of dividends by CCEAG, to all other CCEAG share owners. These guaranteed annual payments equal .76 euro for each CCEAG share outstanding. Additionally, all other CCEAG share owners entered into either a put or put/call option agreement with the Company, exercisable at the end of the term of the CPL at agreed prices. Our Company entered into either put or put/call agreements for shares representing an approximate 59 percent interest in CCEAG. The spread in the strike prices of the put and call options is approximately 3 percent.

As of the date of the transaction, the Company concluded that the exercise of the put and/or call agreements was a virtual certainty based on the minimal differences in the strike prices. We concluded that either the holder of the put option would require the Company to purchase the shares at the agreed-upon put strike price, or the Company would exercise its call option and require the share owner to tender its shares at the agreed-upon call strike price. The holders of the puts or calls may exercise their rights at any time up to the expiration date, which in this case is in five years. If these rights are exercised, the actual transfer of shares would not occur until the end of the term of the CPL. Coupled with the guaranteed payments in lieu of dividends for the term of the CPL, these instruments represented the financing vehicle for the transaction. As such, the Company determined that the economic substance of the transaction resulted in the acquisition of the remaining outstanding shares of CCEAG and required the Company to account for the transaction as a business combination. Furthermore, the terms of the CPL transfer control and all of the economic risks and rewards of CCEAG to the Company immediately.

The present value of the total amount likely to be paid by our Company to all other CCEAG share owners, including the put or put/call payments and the guaranteed annual payments in lieu of dividends, is approximately $741 million at December 31, 2002. This amount has increased from the initial liability of approximately $600 million due to the accretion of the discounted value to the ultimate maturity of the liability described below, as well as approximately $95 million of translation adjustment related to this liability. This liability is included in the caption Other Liabilities. The accretion of the discounted value to its ultimate maturity value was recorded in the caption Other Income (Loss)—Net, and this amount was approximately $38 million for the year ended December 31, 2002. As of December 31, 2002, the Company's balance sheet included property, plant and equipment with a fair value of approximately $961 million, bottler franchise rights with a fair value of approximately $576 million and goodwill with a fair value of approximately $419 million. These amounts are composed of approximately 41 percent of our historic book value of CCEAG's property, plant and equipment, franchise rights and goodwill, and approximately 59 percent of the fair value of CCEAG's property, plant and equipment, franchise rights and goodwill computed at the acquisition date. The bottler franchise rights, which authorize the bottler to manufacture and distribute designated Company trademark beverages within identified territories, were assigned an indefinite life. The goodwill, which is not currently expected to be deductible for tax purposes, is reported in the Europe, Eurasia and Middle East operating segment. As of December 31, 2002, CCEAG had outstanding debt of $843 million. The purchase price allocation is subject to refinement.

In July 2002, our Company and Danone Waters of North America, Inc. (DWNA) formed the new company, CCDA, for the production, marketing and distribution of DWNA's bottled spring and source water business in the United States. In forming CCDA, DWNA contributed assets of its retail bottled spring and source water business in the United States. These assets include five production facilities, a license for the use of the Dannon and Sparkletts brands, as well as ownership of several value brands. Our Company made a cash payment to acquire a controlling 51 percent equity interest in CCDA and is also providing marketing, distribution and management expertise. This transaction was accounted for as a business combination, and the results of CCDA's operations have been included in our financial statements since July 2002. This business combination expanded our water brands to include a national offering in all sectors of the water category with purified, spring and source waters.

In January 2002, our Company and CCBPI finalized the purchase of RFM Corp.'s (RFM) approximate 83 percent interest in CBC, a publicly traded Philippine beverage company. The original sale and purchase agreement with RFM was entered into in November 2001. As of the date of this sale and purchase agreement, the Company began supplying concentrate for this operation. In March 2002, a tender offer was completed with our Company and CCBPI acquiring all shares of the remaining minority share owners except for shares representing a 1 percent interest in CBC. As of December 31, 2002, our Company's direct ownership interest in CBC was approximately 61 percent, and our indirect ownership interest in CBC was approximately 13 percent. This transaction was accounted for as a business combination, and the results of CBC's operations have been included in our financial statements since January 2002. CBC is an established carbonated soft-drink business in the Philippines. Our Company's goal is to leverage our partnership with San Miguel in the Philippines, as well as leverage our sales, marketing and system resources, to expand CBC volume and profit over time. The Company and CCBPI have agreed to restructure the operations of CBC, and this restructuring will result in the Company owning all acquired trademarks and CCBPI owning all acquired bottling assets.

Our Company acquired controlling interests in CCDA and CBC for total combined consideration of approximately

$328 million. CCDA is included in our North America operating segment, and CBC is included in our Asia operating segment. The Company has currently allocated approximately $91 million of the purchase price for these acquisitions to goodwill and $186 million to other indefinite lived intangible assets, primarily trademarks, brands and licenses. Of the $91 million for this goodwill, $63 million is allocated to our North America operating segment and $28 million is allocated to our Asia segment. As of December 31, 2002, the Company recorded minority ownership accruals of approximately $228 million related to these acquisitions in the caption Other Liabilities. The purchase price allocation for CBC was completed in 2002. The purchase price allocation for the CCDA acquisition is subject to refinement based on completion of asset valuations.

The combined 2002 Net Operating Revenues of CCEAG, CBC and CCDA were approximately $1.3 billion.

During 2001, our Company's acquisition and investment activity totaled approximately $651 million. In February 2001, our Company reached an agreement with Carlsberg for the dissolution of CCNB, a joint venture bottler in which our Company had a 49 percent ownership interest. At that time, CCNB had bottling operations in Sweden, Norway, Denmark, Finland and Iceland. Under this agreement with Carlsberg, our Company acquired CCNB's Sweden and Norway bottling operations in June 2001, increasing our Company's ownership in those bottlers to 100 percent. Carlsberg acquired CCNB's Denmark and Finland bottling operations, increasing Carlsberg's ownership in those bottlers to 100 percent. Pursuant to the agreement, CCNB sold its Iceland bottling operations to a third-party group of investors in May 2001.

In March 2001, our Company signed a definitive agreement with La Tondena Distillers, Inc. (La Tondena) and San Miguel to acquire carbonated soft-drink, water and juice brands for $84 million. CCBPI acquired the related manufacturing and distribution assets from La Tondena for $63 million.

In July 2001, our Company and San Miguel acquired CCBPI from Coca-Cola Amatil. Upon the completion of this transaction, our Company owned 35 percent of the common shares and 100 percent of the Preferred B shares, and San Miguel owned 65 percent of the common shares of CCBPI. Additionally, as a result of this transaction, our Company's interest in Coca-Cola Amatil was reduced from approximately 38 percent to approximately 35 percent.

In December 2001, our Company completed a cash tender offer for all outstanding shares of the common stock of Odwalla, Inc. This acquisition was valued at approximately $190 million with our Company receiving an ownership interest of 100 percent.

During the first half of 2001, in separate transactions, our Company purchased two bottlers in Brazil: Refrescos Guararapes Ltda. and Sucovalle Sucos e Concentrados do Vale S.A. In separate transactions during the first half of 2000, our Company purchased two other bottlers in Brazil: Companhia Mineira de Refrescos, S.A. and Refrigerantes Minas Gerais Ltda. In October 2000, the Company purchased a 58 percent interest in Paraguay Refrescos S.A. (Paresa), a bottler in Paraguay. In December 2000, the Company made a tender offer for the remaining 42 percent of the shares in Paresa. In January 2001, following the completion of the tender offer, we owned approximately 95 percent of Paresa.

The acquisitions and investments have been accounted for by either the purchase or equity method of accounting, as appropriate. Their results have been included in our financial statements from their respective dates of acquisition using the appropriate method of accounting. Had the results of these businesses been included in operations commencing with 2000, the reported results would not have been materially affected.

NOTE 19: SUBSEQUENT EVENTS

During the first quarter of 2003, the Company initiated steps to streamline and simplify its operations, primarily in North America and Germany.

In North America, the Company is integrating the operations of our three separate North American business units—Coca-Cola North America (including our interest in CCDA), The Minute Maid Company (including our Odwalla business) and Fountain. The integration is expected to result in a headcount reduction of approximately 1,000 people, with the identification of the individuals expected to be completed by the end of the first quarter of 2003.

In Germany, CCEAG has taken steps to improve efficiency in sales and distribution, including the closure of three bottling plants in 2003. The streamlining initiative is expected to affect approximately 900 employees in Germany.

NOTE 20: OPERATING SEGMENTS

Our Company's operating structure includes the following operating segments: North America (including The Minute Maid Company); Africa; Europe, Eurasia and Middle East; Latin America; Asia; and Corporate. North America includes the United States, Canada and Puerto Rico. During the first quarter of 2002, the Egypt Region was reclassified from Europe, Eurasia and Middle East to Africa. Prior period amounts have been reclassified to conform to the current period presentation.

Effective January 1, 2001, our Company's operating segments were geographically reconfigured and renamed. Puerto Rico was added to North America from Latin America. The Middle East Division was added to Europe and Eurasia, which changed its name to Europe, Eurasia and Middle East. At the same time, Africa and Middle East, less the reclassified Middle East Division, changed its name to Africa. During the first quarter of 2001, Asia Pacific was renamed Asia. Prior period amounts have been reclassified to conform to the current period presentation.

Segment Products and Services

The business of our Company is nonalcoholic beverages. Our operating segments derive substantially all of their revenues from the manufacture and sale of beverage concentrates and syrups, and in some cases, the sale of finished beverages. The Net Operating Revenues from operations excluding bottling were $17,157 million, $16,402 million and $16,448 million, respectively, for the years ended December 31, 2002, 2001 and 2000. Our consolidated bottling operations accounted for Net Operating Revenues of $2,407 million, $1,143 million and $906 million, respectively, for the years ended December 31, 2002, 2001 and 2000.

Method of Determining Segment Profit or Loss

Management evaluates the performance of its operating segments separately to individually monitor the different factors affecting financial performance. Segment profit or loss includes substantially all the segment's costs of production, distribution and administration. Our Company typically manages and evaluates equity investments and related income on a segment level. However, we manage certain significant investments, such as our equity interests in Coca-Cola Enterprises, at the Corporate segment. Our Company manages income taxes on a global basis. We manage financial costs, such as exchange gains and losses and interest income and expense, on a global basis at the Corporate segment. Thus, we evaluate segment performance based on profit or loss before income taxes and cumulative effect of accounting change.

Information about our Company's operations by operating segment is as follows (in millions):

	North America	Africa	Europe, Eurasia & Middle East	Latin America	Asia	Corporate	Consolidated
2002							
Net operating revenues	**$ 6,264**	**$ 684**	**$ 5,262**[1]	**$ 2,089**[2]	**$ 5,054**[3]	**$ 211**	**$ 19,564**
Operating income[4]	**1,494**	**224**	**1,612**	**1,033**[2]	**1,820**	**(725)**	**5,458**
Interest income						**209**	**209**
Interest expense						**199**	**199**
Depreciation and amortization	**266**	**37**	**193**	**57**	**133**	**120**	**806**
Equity income (loss)	**15**	**(25)**	**(18)**	**131**	**60**	**221**	**384**
Income before income taxes and cumulative effect of accounting change	**1,515**	**187**	**1,540**	**1,081**[2]	**1,848**	**(672)**	**5,499**
Identifiable operating assets	**4,999**	**565**	**4,576**[1]	**1,205**	**2,370**	**5,795**[5]	**19,510**
Investments[6]	**142**	**115**	**1,211**[1]	**1,352**	**1,150**	**1,021**	**4,991**
Capital expenditures	**334**	**18**	**162**	**37**	**209**	**91**	**851**
2001							
Net operating revenues	$ 5,729	$ 633	$ 3,961	$ 2,181	$ 4,861[3]	$ 180	$ 17,545
Operating income	1,480	276	1,461	1,094	1,763	(722)	5,352
Interest income						325	325
Interest expense						289	289
Depreciation and amortization	249	43	118	90	144	159	803
Equity income (loss)	2	(9)	(52)	118	68	25	152
Income before income taxes and cumulative effect of accounting change	1,472	262	1,413	1,279	1,808	(564)[7]	5,670
Identifiable operating assets	4,738	517	2,292	1,681	2,121	5,646[5]	16,995
Investments[6]	140	184	1,626	1,572	1,053	847	5,422
Capital expenditures	339	11	105	37	107	170	769
2000							
Net operating revenues	$ 5,679	$ 624	$ 3,929	$ 2,024	$ 4,949[3]	$ 149	$ 17,354
Operating income[8]	1,409	164	1,310[9]	908	956	(1,056)[10]	3,691
Interest income						345	345
Interest expense						447	447
Depreciation and amortization	244	52	66	96	211	104	773
Equity income (loss)[11]	3	(17)	(21)	(75)	(290)	111	(289)
Income before income taxes	1,413	134	1,406[12]	859	651	(1,064)	3,399
Identifiable operating assets	4,271	549	1,481	1,545	1,953	5,270[5]	15,069
Investments[6]	141	191	1,904	1,767	993	769	5,765
Capital expenditures	259	8	197	16	132	121	733

Intercompany transfers between operating segments are not material.

Certain prior year amounts have been reclassified to conform to the current year presentation.

[1] Net operating revenues, identifiable operating assets and investments for Europe, Eurasia and Middle East were significantly impacted by the acquisition of CCEAG.

[2] Net operating revenues, operating income and income before income taxes and cumulative effect of accounting change for Latin America were negatively impacted by exchange and challenging economic conditions, primarily in Argentina, Venezuela and Brazil.

[3] Revenues in Japan represented approximately 69 percent of total Asia operating segment net operating revenues in 2002, 74 percent in 2001 and 75 percent in 2000.

[4] Operating income was reduced by $119 million for North America, $24 million for Africa, $51 million for Europe, Eurasia and Middle East, $22 million for Latin America, $51 million for Asia and $106 million for Corporate to include the impact of adopting the fair value method of accounting for stock-based compensation under SFAS No. 123.

[5] Principally marketable securities, finance subsidiary receivables, goodwill, trademarks and other intangible assets and property, plant and equipment.

[6] Principally equity investments in bottling companies.

[7] Income before income taxes and cumulative effect of accounting change was increased by $91 million for Corporate due to a noncash gain that was recognized on the issuance of stock by Coca-Cola Enterprises, one of our equity investees.

[8] Operating income was reduced by $3 million for North America, $397 million for Asia and $5 million for Corporate related to the other operating charges recorded for asset impairments in the first quarter of 2000. Operating income was also reduced by $132 million for North America, $40 million for Africa, $198 million for Europe, Eurasia and Middle East, $59 million for Latin America, $127 million for Asia and $294 million for Corporate as a result of other operating charges associated with the Realignment.

[9] Operating income was reduced by $30 million for Europe, Eurasia and Middle East due to incremental marketing expenses in Central Europe.

[10] Operating income was reduced by $188 million for Corporate related to the settlement terms of a discrimination lawsuit, including a donation to The Coca-Cola Foundation.

[11] Equity income (loss) was reduced by $9 million for Africa, $26 million for Europe, Eurasia and Middle East, $124 million for Latin America and $306 million for Asia as a result of our Company's portion of charges recorded by equity investees.

[12] Income before income taxes was increased by $118 million for Europe, Eurasia and Middle East as a result of a gain related to the merger of Coca-Cola Beverages plc and Hellenic Bottling Company S.A.

Compound Growth Rates Ending 2002	North America	Africa	Europe, Eurasia & Middle East	Latin America	Asia	Corporate	Consolidated
Net operating revenues							
5 years	5.4%	0.9%	0.8%	0.4%	5.8%	(0.5)%	3.3%
10 years	5.6%	9.9%	2.0%	4.3%	8.7%	19.7 %	5.2%
Operating income							
5 years	2.8%	1.9%	0.0%	0.3%	4.7%	*	1.8%
10 years	7.8%	4.3%	4.2%	6.8%	7.9%	*	7.1%

* Calculation is not meaningful.

Report of Independent Auditors

Board of Directors and Share Owners
The Coca-Cola Company

We have audited the accompanying consolidated balance sheets of The Coca-Cola Company and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, share-owners' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Coca-Cola Company and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1, 4 and 13 to the Consolidated Financial Statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets and changed its method of accounting for stock-based compensation. As discussed in Notes 1 and 10 to the Consolidated Financial Statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities.

Ernst + Young LLP

Atlanta, Georgia
January 31, 2003

Report of Management

The Coca-Cola Company and Subsidiaries

We are responsible for the preparation and integrity of the Consolidated Financial Statements appearing in our Annual Report. The financial statements were prepared in conformity with accounting principles generally accepted in the United States appropriate in the circumstances and, accordingly, include certain amounts based on our best judgments and estimates. Financial information in this Annual Report is consistent with that in the financial statements.

We are responsible for maintaining a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. Internal accounting controls include disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed is appropriately recorded, summarized and reported.

The internal accounting control system is augmented by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written Code of Business Conduct adopted by our Company's Board of Directors, applicable to all employees of our Company and our subsidiaries. In our opinion, our Company's internal accounting controls provide reasonable assurance that assets are safeguarded against material loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements and other data and for maintaining accountability of assets. In addition, in our opinion, our Company's disclosure controls and procedures provide reasonable assurance that appropriate information is accumulated and communicated to senior management to allow timely decisions regarding required disclosures.

The Audit Committee of our Company's Board of Directors is composed solely of Directors who are not employees of the Company and who, in the opinion of the Board of Directors, are free of any relationships that would interfere with the exercise of judgment independent of management. The Committee meets with the independent auditors, management and internal auditors periodically to discuss internal accounting controls and auditing and financial reporting matters. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets periodically with the independent auditors and the chief internal auditor without management present to ensure that the independent auditors and the chief internal auditor have free access to the Committee. Our Audit Committee's Report can be found in the Company's annual proxy statement.

The independent auditors, Ernst & Young LLP, are appointed by the Audit Committee of the Board of Directors and ratified by our Company's share owners. Ernst & Young LLP is engaged to audit the Consolidated Financial Statements of The Coca-Cola Company and subsidiaries and conducts such tests and related procedures as it deems necessary in conformity with generally accepted auditing standards. The opinion of the independent auditors, based upon their audits of the Consolidated Financial Statements, is contained in this Annual Report.

Douglas N. Daft
Chairman, Board of Directors,
and Chief Executive Officer

Gary P. Fayard
Executive Vice President
and Chief Financial Officer

Connie D. McDaniel
Vice President
and Controller

February 20, 2003

Quarterly Data (Unaudited)

(In millions, except per share data) YEAR ENDED DECEMBER 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2002					
Net operating revenues	**$ 4,079**	**$ 5,368**	**$ 5,322**	**$ 4,795**	**$ 19,564**
Gross profit	**2,685**	**3,441**	**3,239**	**3,094**	**12,459**
Net income before cumulative effect of accounting change	**732**	**1,223**	**1,091**	**930**	**3,976**
Net income (loss)	**$ (194)**	**$ 1,223**	**$ 1,091**	**$ 930**	**$ 3,050**
Basic net income (loss) per share:					
Before accounting change	**$ .29**	**$ .49**	**$ .44**	**$ .38**	**$ 1.60**
Cumulative effect of accounting change	**(.37)**	**—**	**—**	**—**	**(.37)**
Total	**$ (.08)**	**$ .49**	**$ .44**	**$ .38**	**$ 1.23**
Diluted net income (loss) per share:					
Before accounting change	**$ .29**	**$ .49**	**$ .44**	**$ .38**	**$ 1.60**
Cumulative effect of accounting change	**(.37)**	**—**	**—**	**—**	**(.37)**
Total	**$ (.08)**	**$ .49**	**$ .44**	**$ .38**	**$ 1.23**
2001					
Net operating revenues	$ 3,959	$ 4,653	$ 4,695	$ 4,238	$ 17,545
Gross profit	2,614	3,074	3,003	2,810	11,501
Net income	863	1,118	1,074	914	3,969
Basic net income per share	.35	.45	.43	.37	1.60
Diluted net income per share	.35	.45	.43	.37	1.60

Effective January 1, 2002, our Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." For the Company's intangible assets, the cumulative effect of this change in accounting principle was a decrease to net income after taxes in the first quarter of 2002 of approximately $367 million ($.15 per share after income taxes, basic and diluted). For the Company's proportionate share of its equity method investees, the cumulative effect of this change in accounting principle was a decrease to net income after taxes in the first quarter of 2002 of approximately $559 million ($.22 per share after income taxes, basic and diluted). Refer to Note 4.

Effective January 1, 2002, our Company adopted the preferable fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Our Company selected the modified prospective method of adoption as described in SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Since SFAS No. 148 was issued in December 2002, results for the quarters previously reported in our 2002 Quarterly Reports on Form 10-Q were restated to the amounts noted above for the modified prospective method of adoption. The pretax impact of adopting the provisions under the modified prospective method for the three months ended March 31, 2002, June 30, 2002, September 30, 2002 and December 31, 2002 was $95 million, $92 million, $95 million and $91 million, respectively. The 2002 full year impact of adopting the provisions under the modified prospective method was $.11 per share after income taxes, basic and diluted. Results for prior years have not been restated. Refer to Note 1.

Effective January 1, 2002, our Company adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." Refer to Note 1. The adoption of the remaining items included in EITF Issue No. 01-9 resulted in the Company reducing Net Operating Revenues by $520 million, $641 million, $701 million and $685 million, respectively, for the three months ended March 31, 2001, June 30, 2001, September 30, 2001 and December 31, 2001. This reclassification had no impact on Operating Income.

The first quarter of 2002 includes a noncash pretax charge of approximately $157 million ($.06 per share after income taxes, basic and diluted) primarily related to the write-down of our investments in Latin America.

In the first quarter of 2002, Cervejarias Kaiser S.A. sold its investment in Cervejarias Kaiser Brazil, Ltda to Molson Inc. (Molson) for cash of approximately $485 million and shares of Molson valued at approximately $150 million. Our Company's pretax share of the gain related to this sale was approximately $43 million ($.01 per share after income taxes, basic and diluted).

The third quarter of 2002 includes a noncash pretax charge of approximately $33 million ($.01 per share after income taxes, basic and diluted) related to our proportionate share of impairment and restructuring charges taken by certain investees in Latin America.

The third quarter of 2001 includes a noncash gain on the issuance of stock by one of our equity investees, Coca-Cola Enterprises, of approximately $91 million ($.02 per share after income taxes, basic and diluted).

Stock Prices

Below is a summary of the New York Stock Exchange Composite high, low and closing prices of The Coca-Cola Company's stock for each quarter of 2002 and 2001.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
High	**$ 52.68**	**$ 57.91**	**$ 57.50**	**$ 53.10**
Low	**43.50**	**51.50**	**43.60**	**42.90**
Close	**52.26**	**56.00**	**47.96**	**43.84**
2001				
High	$ 62.19	$ 49.35	$ 50.70	$ 50.45
Low	43.76	42.37	43.50	44.01
Close	45.16	45.00	46.85	47.15

Selected Financial Data

The Coca-Cola Company and Subsidiaries

(In millions except per share data, ratios and growth rates)	Compound Growth Rates 5 Years	10 Years	Year Ended December 31, 2002[2,3,4]	2001[4,5]
SUMMARY OF OPERATIONS				
Net operating revenues	3.3 %	5.2%	**$ 19,564**	$ 17,545
Cost of goods sold	3.4 %	3.5%	**7,105**	6,044
Gross profit	3.3 %	6.3%	**12,459**	11,501
Selling, general and administrative expenses	4.8 %	5.7%	**7,001**	6,149
Other operating charges			**—**	—
Operating income	1.8 %	7.1%	**5,458**	5,352
Interest income			**209**	325
Interest expense			**199**	289
Equity income (loss)			**384**	152
Other income (loss)—net			**(353)**	39
Gains on issuances of stock by equity investees			**—**	91
Income before income taxes and changes in accounting principles	(1.9)%	7.2%	**5,499**	5,670
Income taxes	(4.6)%	5.8%	**1,523**	1,691
Net income before changes in accounting principles	(0.8)%	7.8%	**$ 3,976**	$ 3,979
Net income	(5.9)%	6.2%	**$ 3,050**	$ 3,969
Average shares outstanding			**2,478**	2,487
Average shares outstanding assuming dilution			**2,483**	2,487
PER SHARE DATA				
Income before changes in accounting principles—basic	(0.8)%	8.3%	**$ 1.60**	$ 1.60
Income before changes in accounting principles—diluted	(0.5)%	8.5%	**1.60**	1.60
Basic net income	(5.9)%	6.9%	**1.23**	1.60
Diluted net income	(5.6)%	7.1%	**1.23**	1.60
Cash dividends	7.4 %	11.1%	**.80**	.72
Market price on December 31,	(8.0)%	7.7%	**43.84**	47.15
TOTAL MARKET VALUE OF COMMON STOCK[1]	(8.0)%	7.1%	**$ 108,328**	$ 117,226
BALANCE SHEET AND OTHER DATA				
Cash, cash equivalents and current marketable securities			**$ 2,345**	$ 1,934
Property, plant and equipment—net			**5,911**	4,453
Depreciation			**614**	502
Capital expenditures			**851**	769
Total assets			**24,501**	22,417
Long-term debt			**2,701**	1,219
Total debt			**5,356**	5,118
Share-owners' equity			**11,800**	11,366
Total capital[1]			**17,156**	16,484
OTHER KEY FINANCIAL MEASURES[1]				
Total debt-to-total capital			**31.2%**	31.0%
Net debt-to-net capital			**21.1%**	22.6%
Return on common equity			**34.3%**	38.5%
Return on capital			**24.5%**	26.6%
Dividend payout ratio			**65.1%**	45.1%
Net cash provided by operations			**$ 4,742**	$ 4,110
Economic profit			**$ 2,375**	$ 2,466

[1] See Glossary on inside back cover.
[2] In 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Refer to Note 4 in our Consolidated Financial Statements.
[3] In 2002, we adopted the fair value method provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and we adopted SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure."
[4] In 2002, we adopted EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." In 2001, we adopted EITF Issue No. 00-14, "Accounting for Certain Sales Incentives" and EITF Issue No. 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future." All prior years were reclassified to conform to the current year presentation.
[5] In 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."
[6] In 1998, we adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."

2000[4]	1999[4]	1998[4,6]	1997[4,6]	1996[4,6]	1995[4,6]	1994[4,6,7]	1993[4,6,8]	1992[4,6,9,10]
$ 17,354	$ 16,767	$ 16,301	$ 16,611	$ 16,635	$ 16,283	$ 14,570	$ 12,527	$ 11,820
6,204	6,009	5,562	6,015	6,738	6,940	6,168	5,160	5,055
11,150	10,758	10,739	10,596	9,897	9,343	8,402	7,367	6,765
6,016	5,963	5,699	5,535	5,597	5,231	4,765	4,218	4,018
1,443	813	73	60	385	86	—	50	—
3,691	3,982	4,967	5,001	3,915	4,026	3,637	3,099	2,747
345	260	219	211	238	245	181	144	164
447	337	277	258	286	272	199	168	171
(289)	(184)	32	155	211	169	134	91	65
99	98	230	583	87	86	(25)	7	(59)
—	—	27	363	431	74	—	12	—
3,399	3,819	5,198	6,055	4,596	4,328	3,728	3,185	2,746
1,222	1,388	1,665	1,926	1,104	1,342	1,174	997	863
$ 2,177	$ 2,431	$ 3,533	$ 4,129	$ 3,492	$ 2,986	$ 2,554	$ 2,188	$ 1,883
$ 2,177	$ 2,431	$ 3,533	$ 4,129	$ 3,492	$ 2,986	$ 2,554	$ 2,176	$ 1,664
2,477	2,469	2,467	2,477	2,494	2,525	2,580	2,603	2,634
2,487	2,487	2,496	2,515	2,523	2,549	2,599	2,626	2,668
$ .88	$ .98	$ 1.43	$ 1.67	$ 1.40	$ 1.18	$ .99	$ .84	$ .72
.88	.98	1.42	1.64	1.38	1.17	.98	.83	.71
.88	.98	1.43	1.67	1.40	1.18	.99	.84	.63
.88	.98	1.42	1.64	1.38	1.17	.98	.83	.62
.68	.64	.60	.56	.50	.44	.39	.34	.28
60.94	58.25	67.00	66.69	52.63	37.13	25.75	22.31	20.94
$ 151,421	$ 143,969	$ 165,190	$ 164,766	$ 130,575	$ 92,983	$ 65,711	$ 57,905	$ 54,728
$ 1,892	$ 1,812	$ 1,807	$ 1,843	$ 1,658	$ 1,315	$ 1,531	$ 1,078	$ 1,063
4,168	4,267	3,669	3,743	3,550	4,336	4,080	3,729	3,526
465	438	381	384	442	421	382	333	310
733	1,069	863	1,093	990	937	878	800	1,083
20,834	21,623	19,145	16,881	16,112	15,004	13,863	11,998	11,040
835	854	687	801	1,116	1,141	1,426	1,428	1,120
5,651	6,227	5,149	3,875	4,513	4,064	3,509	3,100	3,207
9,316	9,513	8,403	7,274	6,125	5,369	5,228	4,570	3,881
14,967	15,740	13,552	11,149	10,638	9,433	8,737	7,670	7,088
37.8%	39.6%	38.0%	34.8%	42.4%	43.1%	40.2%	40.4%	45.2%
29.4%	32.2%	28.1%	22.0%	31.6%	32.3%	25.5%	29.0%	33.1%
23.1%	27.1%	45.1%	61.6%	60.8%	56.4%	52.1%	51.8%	46.4%
16.2%	18.2%	30.2%	39.5%	36.8%	34.9%	32.8%	31.2%	29.4%
77.4%	65.0%	41.9%	33.6%	35.7%	37.2%	39.4%	40.6%	44.3%
$ 3,585	$ 3,883	$ 3,433	$ 4,033	$ 3,463	$ 3,328	$ 3,361	$ 2,508	$ 2,232
$ 861	$ 1,128	$ 2,480	$ 3,325	$ 2,718	$ 2,291	$ 1,896	$ 1,549	$ 1,300

7 In 1994, we adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."
8 In 1993, we adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits."
9 In 1992, we adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."
10 In 1992, we adopted SFAS No. 109, "Accounting for Income Taxes."



seated, left to right:

James D. Robinson III [5,6]
General Partner of RRE Ventures (a private information technology venture investment firm), President of JD Robinson, Inc. (a strategic advising firm) and Chairman of Violy, Byorum & Partners Holdings, LLC (a private firm specializing in financial advisory and investment banking activities in Latin America)

Warren E. Buffett [1,2,3]
Chairman of the Board and Chief Executive Officer of Berkshire Hathaway Inc. (a diversified holding company)

Donald F. McHenry [5,6]
Distinguished Professor in the Practice of Diplomacy and International Affairs, Georgetown University and President of The IRC Group, LLC (a Washington D.C. consulting firm)

Sam Nunn [2,3,6]
Partner in the law firm of King & Spalding LLP and Co-Chairman and Chief Executive Officer of Nuclear Threat Initiative

Paul F. Oreffice [2,3,4,5]
Retired Chairman of the Board of Directors and Chief Executive Officer of The Dow Chemical Company

Douglas N. Daft [2,3,6]
Chairman of the Board and Chief Executive Officer of The Coca-Cola Company

Herbert A. Allen [2,3]
Managing Director of Allen & Company LLC and President, Chief Executive Officer, Director and Managing Director of Allen & Company Incorporated (privately held investment firms)

Cathleen P. Black [1,4]
President of Hearst Magazines

standing, left to right:

James B. Williams [2,3]
Chairman of the Executive Committee, Retired Chairman of the Board of Directors and Chief Executive Officer of SunTrust Banks, Inc.

Susan Bennett King [4,5]
Chairman of the Board of The Leadership Initiative, Sanford Institute of Public Policy, Duke University (non-profit corporation for leadership education)

Barry Diller [2,3,5]
Chairman of the Board and Chief Executive Officer of USA Interactive (an interactive commerce company)

Robert L. Nardelli [1,4]
Chairman of the Board, President and Chief Executive Officer of The Home Depot, Inc.

Peter V. Ueberroth [1,4]
Chairman of Contrarian Group, Inc. (a business management company), Co-Chairman of Pebble Beach Company and Chairman of Ambassadors International, Inc.

Ronald W. Allen [1,6]
Consultant to and Advisory Director, Retired Chairman of the Board, President and Chief Executive Officer Delta Air Lines, Inc.

[1] Audit Committee
[2] Finance Committee
[3] Executive Committee
[4] Compensation Committee
[5] Committee on Directors & Corporate Governance
[6] Public Issues & Diversity Review Committee

Management

Corporate Officers

Executive Committee
Douglas N. Daft[1]
Chairman, Board of Directors, and
Chief Executive Officer

Brian G. Dyson[1]
Vice Chairman

Steven J. Heyer[1]
President and
Chief Operating Officer

Alexander R. C. (Sandy) Allan[1]
Executive Vice President
President and
Chief Operating Officer
Europe, Eurasia & Middle East

Alexander B. Cummings, Jr.[1]
Executive Vice President
President and
Chief Operating Officer
Africa

Jeffrey T. Dunn[1]
Executive Vice President
President and
Chief Operating Officer
North America

Gary P. Fayard[1]
Executive Vice President and
Chief Financial Officer

Stephen C. Jones[1]
Senior Vice President and
Chief Marketing Officer

Mary E. Minnick[1]
Executive Vice President
President and
Chief Operating Officer
Asia

Deval L. Patrick[1]
Executive Vice President
General Counsel and
Secretary

José Octavio Reyes[1]
Executive Vice President
President and
Chief Operating Officer
Latin America

Clyde C. Tuggle[1]
Senior Vice President
Worldwide Public Affairs and
Communications

Carl Ware[1,2]
Executive Vice President
Public Affairs and Administration

Executive Vice Presidents
Alexander R. C. (Sandy) Allan[1]
Alexander B. Cummings, Jr.[1]
Jeffrey T. Dunn[1]
Gary P. Fayard[1]
Mary E. Minnick[1]
Deval L. Patrick[1]
José Octavio Reyes[1]
Carl Ware[1,2]

Senior Vice Presidents
J. Alexander M. Douglas, Jr.
Ingrid Saunders Jones
Stephen C. Jones[1]
Patricia V. Powell
Coretha M. Rushing
Clyde C. Tuggle[1]

Vice Presidents
Jean-Michel R. Arès
Vinita Bali
Rudy M. Beserra
Ellen Bovarnick
Sharon R. B. Case
Charlene Crusoe-Ingram
Daniel B. Dennison
Charles B. Fruit
Eddie R. Hays
Janet A. Howard
James A. Hush
Juan D. Johnson
Geoffrey J. Kelly
Donald R. Knauss
Connie D. McDaniel[1]
Michael G. McQueeney
Mark M. O'Shaughnessy
Mary M. G. Riddle
Eduardo B. Sanchez
Donald W. Short
Connell Stafford, Jr.
David M. Taggart
Steven J. Vonderhaar
Steve M. Whaley
Bonnie P. Wurzbacher
Frederick P. Yochum

Gary P. Fayard[1]
Chief Financial Officer

David M. Taggart
Treasurer

Connie D. McDaniel[1]
Controller

Deval L. Patrick[1]
Secretary

[1] Officers subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934.

[2] Retired February 1, 2003

*A joint venture in which The Coca-Cola Company owns a 50 percent equity interest.

Operations

Africa
Alexander B. Cummings, Jr.
President and
Chief Operating Officer

North & West Africa Division
Rafik J. Cressaty
President

Southern & East Africa Division
Douglas A. Jackson
President

Asia
Mary E. Minnick
President and
Chief Operating Officer

East & South Asia Group
Patrick T. Siewert
President

China Division
Steve K.W. Chan
Chairman

Paul K. Etchells
President

India Division
Alexander P. von Behr
President

Southeast & West Asia Division
James M. Adams
President

Pacific Rim Group
James E. Chestnut
President

Japan Division
Masahiko Uotani
President

Philippines Division
James G. Harting
President

South Pacific & Korea Division
Michael A. Clarke
President

Europe, Eurasia & Middle East
Alexander R. C. (Sandy) Allan
President and
Chief Operating Officer

France & Benelux Division
Marc Mathieu
President

German Division
Göetz-Michael Mueller
President

Great Britain & Ireland Division
N. Thompson (Tom) Long
President

Iberian Division
Marcos de Quinto
President

Nordic & Baltic Division
Javier Benito
President

Central Europe, Eurasia & Middle East Group
Cem M. Kozlu
President

Central Europe & Russia Division
Robert P. Leechman
President

Eurasia & Middle East Division
Ahmet C. Bozer
President

Italy & Alpine Division
Kyriakos (Kerry) Anastassiadis
President

Southeast Europe & Gulf Division
Deryck van Rensburg
President

European Public Affairs
José Nuñez-Cérvera
President

Latin America
José Octavio Reyes
President and
Chief Operating Officer

Glenn Jordan
Executive Vice President and
Operations Director

Brazil Division
Brian J. Smith
President

Mexico Division
Martín Machinandiarena
President

North America
Jeffrey T. Dunn
President and
Chief Operating Officer

Foodservice Sales Division
Tom A. Moore, Jr.
President

Retail Sales Division
Donald R. Knauss
President

Beverage Partners Worldwide*
Hans Savonije
Chief Executive Officer

Share-Owner Information

Common Stock
Ticker symbol: KO
The Coca-Cola Company is one of 30 companies in the Dow Jones Industrial Average.
Share owners of record at year end: 365,189
Shares outstanding at year end: 2.47 billion

Stock Exchanges
Inside the United States:
Common stock listed and traded: New York Stock Exchange, the principal market for our common stock.
Common stock traded: Boston, Chicago, Cincinnati, Pacific and Philadelphia stock exchanges.

Outside the United States:
Common stock listed and traded: the German exchange in Frankfurt and the Swiss exchange in Zurich.

Dividends
At its February 2003 meeting, our Board increased our quarterly dividend to 22 cents per share, equivalent to an annual dividend of 88 cents per share. The Company has increased dividends in each of the last 41 years.

The Coca-Cola Company normally pays dividends four times a year, usually on April 1, July 1, October 1 and December 15. The Company has paid 327 consecutive quarterly dividends, beginning in 1920.

Dividend and Cash Investment Plan
The Dividend and Cash Investment Plan permits share owners of record to reinvest dividends from Company stock in shares of The Coca-Cola Company. The Plan provides a convenient, economical and systematic method of acquiring additional shares of our common stock. All share owners of record are eligible to participate. Share owners also may purchase Company stock through voluntary cash investments of up to $125,000 per year.

At year end, 76 percent of the Company's share owners of record were participants in the Plan. In 2002, share owners invested $36.7 million in dividends and $25.7 million in cash in the Plan.

If your shares are held in street name by your broker and you are interested in participating in the Dividend and Cash Investment Plan, you may have your broker transfer the shares electronically to EquiServe Trust Company, N.A., through the Direct Registration System.

For more details on the Dividend and Cash Investment Plan, please contact the Plan Administrator, EquiServe, or visit the investor section of our Company's Web site, www.coca-cola.com, for more information.

Share-owner Account Assistance
For address changes, dividend checks, direct deposit of dividends, account consolidation, registration changes, lost stock certificates, stock holdings and information about the Dividend and Cash Investment Plan, please contact:
Registrar and Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3070
U.S. toll-free: (888) COKESHR (265-3747) or (781) 575-2725
For hearing impaired: (800) 490-1493 or (781) 575-2692
E-mail: cocacola@equiserve.com
Internet: www.equiserve.com

Share-owner Internet Account Access
Share owners of record may access their accounts via the Internet to obtain their share balance, conduct secure transactions, request printable forms and view the current market value of their investment as well as historical stock prices.

To log on to this secure site and request your initial password, go to www.equiserve.com and click on "Account Access."

Annual Meeting of Share Owners
April 16, 2003, 10:00 a.m., local time
Four Seasons Hotel
1300 Lamar Street
Houston, Texas

Corporate Offices
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, Georgia 30313

Institutional Investor Inquiries
(404) 676-5766

Information Resources
Internet
Our Web site, www.coca-cola.com, offers information about our financial performance, news about the Company and brand experiences.

Publications
The Company's Annual Report, Proxy Statement, Form 10-K and Form 10-Q reports are available free of charge upon request from our Industry and Consumer Affairs Department at the Company's corporate address, listed above.

Hotline
The Company's hotline, (800) INVSTKO (468-7856), offers taped highlights from the most recent quarter and may be used to request the most up-to-date quarterly results news release.

Audio Annual Report
An audiocassette version of this report is available without charge as a service to the visually impaired. To receive a copy, please contact our Industry & Consumer Affairs Department at (800) 571-2653.

Duplicate Mailings
If you are receiving duplicate or unwanted copies of our Annual Report, please contact EquiServe at (888) COKESHR (265-3747).

♻ This report is printed on recycled paper.

Glossary

Bottling Partner or Bottler: businesses that buy concentrates, beverage bases or syrups from the Company, convert them into finished packaged products and sell them to customers.

Carbonated Soft Drink: nonalcoholic carbonated beverage containing flavorings and sweeteners. Excludes, among others, waters and flavored waters, juices and juice drinks, sports drinks, and teas and coffees.

The Coca-Cola System: the Company and its bottling partners.

Company: The Coca-Cola Company together with its subsidiaries.

Concentrate or Beverage Base: material manufactured from Company-defined ingredients and sold to bottlers to prepare finished beverages through the addition of sweeteners and/or water and marketed under trademarks of the Company.

Consumer: person who drinks Company products.

Cost of Capital: after-tax blended cost of equity and borrowed funds used to invest in operating capital required for our business.

Customer: retail outlet, restaurant or other operation that sells or serves Company products directly to consumers.

Derivatives: contracts or agreements, the value of which may change based on changes in interest rates, exchange rates, prices of securities, or financial or commodity indices. The Company uses derivatives to reduce its exposure to adverse fluctuations in interest and exchange rates and other market risks.

Dividend Payout Ratio: calculated by dividing cash dividends on common stock by net income.

Economic Profit: income before changes in accounting principles after giving effect to taxes and excluding the effects of interest, in excess of a computed capital charge for average operating capital employed. Economic value added represents growth in economic profit from year to year.

Fountain: system used by retail outlets to dispense product into cups or glasses for immediate consumption.

Gallons: unit of measurement for concentrates, syrups, beverage bases, finished beverages and powders (in all cases, expressed in equivalent gallons of syrup) for all beverage products which are reportable as unit case volume.

Gross Margin: calculated by dividing gross profit by net operating revenues.

KO: the ticker symbol for common stock of The Coca-Cola Company.

Market: when used in reference to geographic areas, territory in which the Company and its bottling partners do business, often defined by national boundaries.

Net Capital: calculated by adding share-owners' equity to net debt.

Net Debt: calculated by subtracting from debt the sum of cash, cash equivalents, and marketable securities, less the amount of cash determined to be necessary for operations.

Noncarbonated Beverages: nonalcoholic noncarbonated beverages including, but not limited to, waters and flavored waters, juices and juice drinks, sports drinks, and teas and coffees.

Operating Margin: calculated by dividing operating income by net operating revenues.

Per Capita Consumption: average number of servings consumed per person, per year in a specific market. Per capita consumption of Company products is calculated by multiplying our unit case volume by 24, and dividing by the population.

Return on Capital: calculated by dividing income before changes in accounting principles (adding back interest expense, net of related taxes) by average total capital.

Return on Common Equity: calculated by dividing income before changes in accounting principles by average common share-owners' equity.

Serving: eight U.S. fluid ounces of a finished beverage.

Syrup: concentrate mixed with sweetener and water, sold to bottlers and customers who add carbonated water to produce finished carbonated soft drinks.

Total Capital: equals share-owners' equity plus interest-bearing debt.

Total Market Value of Common Stock: stock price as of a date multiplied by the number of shares outstanding as of the same date.

Unit Case: unit of measurement equal to 192 U.S. fluid ounces of finished beverage (24 servings).

Unit Case Volume, or Volume: the number of unit cases (or unit case equivalents) of Company trademark or licensed beverage products directly or indirectly sold by the Coca-Cola system to customers. Volume primarily consists of beverage products bearing Company trademarks. Also included in volume are certain products licensed to our Company or owned by our bottling partners, for which our Company provides marketing support and derives profit from the sales. Such products licensed to our Company or owned by our bottling partners account for a minimal portion of total unit case volume.

Environmental Statement: Our Company's commitment to environmental issues is guided by a simple principle: We will conduct our business in ways that protect and preserve the environment. Throughout our organization, our employees at all levels are proactively integrating our Company's environmental management system (eKOsystem) throughout all business units worldwide. We use the results of research and new technology to minimize the environmental footprint of our operations, products and packages. We seek to cooperate with public, private and governmental organizations in pursuing solutions to environmental challenges. We direct our Company's skills, energies and resources to activities and issues where we can make a positive and effective contribution.

Equal Opportunity Policy: The Coca-Cola Company and its subsidiaries maintain a long-standing commitment to equal opportunity, affirmative action and valuing the diversity of our employees, share owners, customers and consumers. The Company strives to create a working environment free of discrimination and harassment with respect to race, sex, color, national origin, religion, age, sexual orientation, disability, status as a special disabled veteran, a veteran of the Vietnam era, or other covered veteran. The Company also makes reasonable accommodations in the employment of qualified individuals with disabilities. The Company maintains ongoing contact with labor and employee associations to develop relationships that foster responsive and mutually beneficial discussions pertaining to labor issues. These associations have provided a mechanism for positive industrial relations. In addition, we provide fair marketing opportunities to all suppliers and maintain programs to increase transactions with firms that are owned and operated by minorities and women.

Design: VSA Partners, Inc. Location Photography: Arthur Meyerson Executive Photography: George Lange Additional Photography: Mark Smalling, Mark Fallander Printing: Anderson Lithograph

The Coca-Cola Company